

UNITED STATE SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [x]
Securities Act Rule 802 (Exchange Offer) [ ]
Exchange Act Rule 13e-4(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [x]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Fjord Seafood ASA
(Name of Subject Company)

not applicable
(Translation of Subject Company's Name into English (if applicable)

Norway
(Jurisdiction of Subject Company's Incorporation or Organization)

Fjord Seafood ASA
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

not applicable
(CUSIP Number of Class of Securities (if applicable)

Mr. Helge Midttun, CEO, Beddingen 8, N-0250 Oslo NORWAY; Telephone: +47 22 82 64 50
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 10, 2005
(Date Tender Offer/Rights Offering Commenced)

Part IV. – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Helge Midttun
(Signature)

HELGE MIDTTUN, PRESIDENT & CEO
(Name and Title)

11/3/05
(Date)

EXHIBIT INDEX

Item

1 Prospectus of Fjord ASA, dated March 8, 2005

PROSPECTUS


FJORD SEAFOOD
Excellence in seafood

Fjord Seafood ASA

1. Completed Private Placement

Of 105,400,000 new shares in Fjord Seafood ASA of NOK 1 par value at a Subscription Price of NOK 3.05 per share, with gross proceeds of NOK 321,470,000

2. Subsequent Share Issue

Of up to 20,000,000 shares in Fjord Seafood ASA of NOK 1 par value at a Subscription Price of NOK 3.05 per share, with gross proceeds of up to NOK 61,000,000

Subscription Period: 11 March 2005 – 29 March 2005

Manager

ABG SUNDAL COLLIER

8 March 2005

Important notice

This prospectus (this "Prospectus") has been prepared solely for use in connection with the offering of shares of Fjord Seafood ASA (the "Company", "Fjord" or "Fjord Seafood") described in this Prospectus (the "Shares").

An investment in the Shares is subject to significant risk. Prospective investors should carefully consider the risks associated with such an investment when reading the information contained in this Prospectus and be aware of the risk to lose such investment in its entirety before deciding to invest. Certain risk factors are set out in chapter 8 - Risk Factors. However, prospective investors should read this entire Prospectus before making any investment decision.

This Prospectus has been published in an English version only. This Prospectus has been reviewed by the Oslo Stock Exchange in accordance with § 14-4 of the Norwegian Stock Exchange Regulations No 30 of January 17, 1994 and § 5-7 of the Norwegian Securities Trading Act No. 79 of June 19, 1997. This Prospectus has been prepared solely for use in connection with the Share Issue.

This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy the Shares, by or on behalf of the Company, the Manager, any of their affiliates or any other person in any jurisdiction in which it is unlawful to make such offer or solicitation, or to any person to whom it is unlawful to make such an offer or solicitation. The delivery of this Prospectus and the offer or sale of the Shares is restricted by law in certain jurisdictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdictions. Persons who receive or otherwise acquire this Prospectus are required by the Company and the Manager to inform themselves about, and to observe, any such restrictions. This Prospectus may not be used for, or in connection with, any offer to, or solicitation by, anyone in any jurisdiction under any circumstances in which such an offer or solicitation is not authorised or is unlawful.

Each prospective investor must comply with all applicable laws and regulations (including obtaining required consents, approvals or permissions) in force in any jurisdiction in which such prospective investor purchases, offers, or sells the Shares. The Company does not have any responsibility for any purchase, offer or sale of the Shares by prospective investors.

Each person receiving this Prospectus acknowledges that such person has not relied on the Manager or any person affiliated with the Manager in connection with its investment decision. No representation or warranty, expressed or implied, is made by the Manager or any of its affiliates as to the accuracy or completeness of the information provided herein, and nothing contained in this Prospectus is, or shall be relied upon as, a promise or representation by the Manager or its affiliates as to the past or the future performance of the Company.

To investors in the United States of America

U.S. Securities Act

The Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The rights offering in connection with the Subsequent Issue described in this Prospectus is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this Prospectus have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

In relation to the United States and U.S. persons, this Prospectus is strictly confidential and is being furnished by the Company solely for the purpose of enabling prospective investors to consider the purchase of Shares.

Prospective investors in the U.S. that are US persons or have registered US addresses (each a "U.S. Investor") may not reproduce or distribute this Prospectus, in whole or in part, and may not disclose any of the contents of this Prospectus, except as may be reasonably necessary to comply with applicable law or as specifically provided below with respect to the tax treatment and tax structure of the share issues described in this Prospectus, or use any information provide herein for any purpose other than considering an investment in the shares of Fjord Seafood described in this Prospectus. By accepting delivery of this Prospectus, prospective U.S. Investors expressly agree to the foregoing and expressly agree to maintain the disclosed information contained or incorporated by reference in this Prospectus in confidence. Prospective U.S. Investors may not distribute this Prospectus or disclose its contents to anyone without the Company's prior written consent, other than persons retained to by a prospective investor to advise such prospective U.S. Investor in connection with the share issue described in this Prospectus.

Notwithstanding the foregoing or anything else to the contrary contained in this Prospectus, effective from the date of the Share issues described in this Prospectus, each U.S. Investor and each of its employees, representatives or other agents may disclose to any and all persons, without limitation of any kind, the United States federal income "tax treatment" and "tax structure" (in each case within the meaning of Treasury Regulation Section 1.6011-4) and all materials of any kind, including opinions or other tax analyses, of the Share issues described in this Prospectus that are provided to prospective U.S. Investors (or their representatives) relating to such tax treatment and tax structure. However, the foregoing does not constitute an authorisation to U.S. Investors to disclose the Company's identity or the identity of its affiliates, agents or advisers or, except to the extent relating to such tax treatment or tax structure, any specific pricing terms or commercial or financial information.

The rights granted in the rights offering in connection with the Subsequent issue may not be transferred by US persons except in accordance with the provisions of Regulation S (Rules 901 through 905) under the Securities Act. Shares acquired pursuant to the rights offering made in connection with the Subsequent Issue and described in this prospectus are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act to the same extent and proportion that the Shares held by the shareholder as of the record date for the rights offering were restricted securities.

Other important information to all investors

No person is authorised in connection with any offering made hereby to give any information or to make any representation not contained in this Prospectus and, if given or made, such other information or representation must not be relied upon as having been authorised by the Company or the Manager. In accordance with Section 14-6 of the Norwegian Stock Exchange Regulations, if any new circumstances or inaccuracies material to the valuation of the Shares emerge between the publication of this Prospectus and the listing of the Shares on Oslo Børs, it will be included in a supplement to this Prospectus.

The delivery of this Prospectus shall under no circumstance create any implication that the information about the Company contained herein is correct as of any time subsequent to the date of this Prospectus.

Any dispute arising in connection with this Prospectus or the Share Issue will be subject to Norwegian law and to the exclusive jurisdiction of the Norwegian courts with Oslo District Court as legal venue.

Unless otherwise indicated, the source of information is the Company's management or board of directors. The contents of this Prospectus are not to be construed as legal, business or tax advice. Each prospective investor should consult with its own legal adviser, business adviser or tax adviser as to legal, business and tax advice.

The Manager is advising the Company and no one else in relation to the Share Issue and will not be responsible to anyone other than the Company for providing the protections afforded to their respective customers in any of



the jurisdictions in which they operate, nor for providing advice in relation to the offer of the Shares, the contents of this Prospectus or any transaction or arrangement referred to herein.

Copies of the most recent annual accounts, annual report and auditor's report are available at the Company's offices.

Notice regarding forward-looking statements

Certain statements included in the Prospectus may constitute forward-looking statements that involve a number of risks and uncertainties. Certain of such forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "are expected to", "will", "will continue", "should", "would be", "seeks" or "anticipates" or similar expressions or the negative thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise. The Company can give no assurance that such expectations will prove to be correct. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to vary materially from such forward-looking statements, including, but not limited to, those discussed in "Risk Factors" in section 8. Other factors contained in this Prospectus could also cause actual results to vary materially from the future results indicated in such forward-looking statements.

Table of contents

Definitions

General definitions

ABG Sundal Collier	ABG Sundal Collier Norge ASA
AGM	Annual General Meeting
Board	The Board of Directors of the Company
Company	Fjord Seafood
ContiSea	ContiSea, LLC.
DOC	U.S. Department of Commerce
Domstein	Domstein ASA
Ducktrap	Ducktrap River Fish Farm, LLC.
Eligible Shareholders	Fjord Seafood shareholders as at the close of business day on 18 February who did not apply for Shares in the Private Placement
Eligible Shares	The shares held by Eligible Shareholders at the close of business day on 18 February
EGM	Extraordinary General Meeting
ESA	EFTA Surveillance Authority
EURIBOR	European Interbank Offered Rate
FAO	Food and Agriculture Organisation of the United Nations
Fjord Domstein Holding	Fjord Domstein Holding AS
Fjord Seafood	Fjord Seafood ASA and any or all of its subsidiaries, as the case may be
Fjord Seafood Chile	Fjord Seafood Chile Ltda. and any or all of its subsidiaries, as the case may be
Fjord Seafood Norway	Fjord Seafood Norway AS and any or all of its subsidiaries, as the case may be
Fjord Seafood Scotland	Fjord Seafood Scotland and any or all of its subsidiaries, as the case may be
Fjord Seafood USA	Fjord Seafood USA, LLC and any or all of its subsidiaries, as the case may be
Group or Fjord Seafood Group	Fjord Seafood ASA and any or all of its subsidiaries
LIBOR	London Interbank Offered Rate
Manager	ABG Sundal Collier Norge ASA
New Shares	Up to 20,000,000 Fjord Seafood shares to be subscribed in the Subsequent Issue
NIBOR	Norwegian Interbank Offered Rate
NOK	The currency of the Kingdom of Norway (Norwegian krone)
Oslo Børs	Oslo Børs ASA

Pieters	Pieters N.V. and any or all of its subsidiaries, as the case may be
Private Placement	The 105,400,000 Fjord Seafood shares that will be issued on March 10 2005
Private Placement Shares	The Shares issued in the Private Placement
Prospectus	This Prospectus issued in connection with the Share Issue
Register of Business Enterprises	The Norwegian Register of Business Enterprises at Brønnøysund, Norway (Foretaksregisteret)
Salmon Agreement	Agreement between Norway and the EU regulating sales of farmed salmon by a Norwegian producer to its first unrelated customer in the EU as further described in chapter 9
Securities Trading Act	The Norwegian Securities Trading Act of 19 June 1997 No. 79
Shares	Shares in Fjord Seafood ASA
Share Issue	The Private Placement and the Subsequent Issue
Stock Exchange Regulations	The Stock Exchange Regulations of 17 January 1994 No. 30
Subscription Office	ABG Sundal Collier Norge ASA
Subscription Period	The period to subscribe for New Shares, commencing on 11 March 2005 at 08.00 CET and expiring on 29 March 2005 at CET 16.30
Subscription Price	The price of NOK 3.05 per share which holders of Subscription Rights and others can subscribe for New Shares.
Subscription Rights	The tradable, listed rights to subscribe for New Shares in the Subsequent Issue. Oversubscription is permitted.
Subsequent Issue	The offering of New Shares in the period from 11 March 2005 to 29 March 2005
The Public Limited Companies Act	The Norwegian Public Limited Companies Act of 13 June 1997 no. 45 ("Allmennaksjeloven")
U.S. Securities Act	The U.S. Securities Act of 1933, as amended.
VPS	The Norwegian Central Securities Depository
VPS account	An account held with VPS to register ownership of securities

Terms and expressions

Aquaculture Industry	Production of fish feed and fish farming
Biomass	All living fish in a given area at a given time
Broodstock	Selected adult fish used in egg production
Feed conversion rate	The amount of kg fish feed used to produce one kg of fish
Fry	Young or juvenile fish that is ready for stocking into a fish farm
FHL	Fiskeri- og havbruksnæringens Landsforbund
GWE (Gutted weight equivalent)	The weight of a bled and gutted fish, head on, representing the equivalent of 83% of the live fish weight

Harvest	The removing of the fish from the production unit for transport to the processing plant
Hatcheries	Site for hatching the eggs, and then rearing the fry and juveniles
IPN (Infectious Pancreatic Necrosis)	Virus disease causing high mortality rate. A vaccine is under development
ISA (Infectious Salmon Anaemia)	Virus disease causing high mortality rate. A vaccine is under development
Tonnes	Metric tonnes
Wellboat	Boat designed for transport of live fish around sea based farms
WFE (Whole Fish Equivalent)	The weight of a bled whole fish, head on, representing the equivalent of about 93% of the live fish weight. Often used as equivalent input weight of semi-processed and value added products
X region	Geographical region in southern Chile where the main fish farming facilities are located
XI region	Geographical region south of X region in Chile. The main area for new fish farming concessions

Responsibility statements

Statement from the Board of Directors of Fjord

The Prospectus has been prepared in connection with the Share Issue as described herein.

The Board of Directors of Fjord Seafood ASA acknowledge responsibility for the Prospectus and confirm that, to the best of our knowledge, the information contained in the Prospectus is in accordance with the facts and contains no omissions likely to affect the import of the Prospectus. Statements in the Prospectus regarding market conditions and future prospects have been made to the best of our knowledge.

Oslo, 8 March 2005

Fjord Seafood ASA

Rolf Domstein
Chairman

Morten Frogner

Bent Fuglesang

Truls Holthe

Marianne E. Johnsen

Solveig Strand

Roy André Berg
Employee representative

Frank Øren
Employee representative

Statement from the Manager

ABG Sundal Collier Norge ASA has prepared this Prospectus in collaboration with the Board and Management of Fjord Seafood. The Prospectus has been prepared on the basis of information provided by the Company and from external sources.

The Manager has endeavoured to provide a description of the Company that is as consistent and complete as possible, but do not accept any legal or commercial responsibility for the accuracy or completeness of the contents of this Prospectus. Moreover the Manager does not accept any legal or commercial responsibility in respect of any purchase of shares based on the information provided in this Prospectus. The Company's Board of Directors and the Managing Director have issued an undertaking as to the completeness of the information provided to the Manager in respect of the preparation of this Prospectus.

ABG Sundal Collier Norge ASA including affiliates and employees holds 250,000 shares in Fjord as of 8 March 2005.

Oslo, 8 March 2005

ABG Sundal Collier Norge ASA

Statement from the Legal advisor to the Manager

Thommessen Krefting Greve Lund AS has acted as Norwegian legal counsel to the Manager in connection with the Share Issue. We have reviewed the information provided in section 2 "Technical information regarding the Share Issue" and section 10.2 "Tax matters". On the basis of the information made available to us, we confirm that the descriptions pertaining to Norwegian legal matters given therein are correct. Our opinion is limited to matters of Norwegian law and does not relate to any other parts of the Prospectus, including any statements being of a commercial, accounting or financial nature.

We confirm that the Extraordinary General Meeting's resolutions on 8 March 2005 to increase the Company's share capital in connection with the Private Placement and Subsequent Issue are valid and resolved by the competent corporate body.

Oslo, 8 March 2005

Thommessen Krefting Greve Lund AS

1 Executive summary

This summary is produced as a supplement to the more detailed information contained in the Prospectus as a whole and the Appendices. Investors who are considering whether to apply for shares in the Share issue are strongly encouraged to read the entire Prospectus, including Chapter 8 on risk factors, in order to make their own judgement.

1.1 The Share Issue

The Share Issue comprise the following:

- Private Placement of 105,400,000 shares, each with a par value of NOK 1.00 at a Subscription Price of NOK 3.05 per share. The Private Placement was directed towards institutional and other professional investors. Minimum subscription was NOK 350,000. Gross proceeds from the Private Placement were NOK 321,470,000.
- Subsequent Issue of up to 20,000,000 shares, each with a par value of NOK 1.00 at a Subscription Price of NOK 3.05 per share, the same as in the Private Placement. All shareholders in Fjord Seafood as of close of business on 18 February who did not apply for Shares in the Private Placement will receive 0.05 Subscription Rights for each share held as of 18 February 2005 the Subsequent Issue. Fractions of Subscription Rights will not be distributed, and the number of Subscription Rights will be rounded down to the nearest whole number. The Subscription Rights will be tradable. One Subscription Right will give the right to be allotted one New Share. Oversubscription and subscription by investors not having Subscription Rights is permitted. The allocation of Shares shall to the largest possible extent be based on the number of Subscription Rights held by the Subscriber. Gross proceeds from the Subsequent Issue will be up to NOK 61,000,000

The Subscription Period will commence on 11 March 2005 at 08.00 (Norwegian time) and expires at 16.30 (Norwegian time) on 29 March 2005.

1.2 The purpose of the Share Issue and the use of proceeds

The purpose of the Share Issue is to finance the acquisition of 12.9% of the outstanding shares in Cermaq ASA.

1.3 The Company

Fjord Seafood is a leading, integrated, global supplier of value added seafood with operations in nine countries. The Company produces a wide range of seafood products for customers in Europe, the US and Asia. The products are processed in a number of countries, including Belgium, the Netherlands and France. Some processing also takes place in Chile and the US. The salmon used in the production mainly comes from Fjord Seafood's own aquaculture operations in Norway, Chile and Scotland. Fjord Seafood is one of the world's three largest players within the global aquaculture industry. The Group head office is located in Oslo, Norway.


Iceland:
Processing (wild caught fish)
Norway:
Sales and farming
UK:
Farming and processing
Netherlands:
Sales and processing
USA:
Sales, processing and smoking
Belgium:
Sales, processing and distribution
France:
Sales and processing
Spain:
Sales
Chile:
Farming, sales and processing

1.4 Key financial figures

The table below shows an extract from the profit and loss statement for Fjord Seafood for 2001, 2002, 2003 and 2004 (2004 figures are unaudited).

MNOK	2001	2002	2003	2004
Total operating revenues	**3,366**	**4,250**	**4,085**	**3,713**
EBITDA	-34	155	60	299
Operating profit (EBIT)	**-650**	**-151**	**-667**	**112**
Pre-tax profit (EBT)	-855	-330	-919	-23
Taxes	111	137	137	-5
Profit/loss for the period	**-743**	**-192**	**-782**	**-27**

1.5 Risk factors

A subscription of the New Shares offered by this Prospectus involves a high degree of risk. The following factors, in addition to the other information contained in this Prospectus, should be carefully considered before making any such subscription. Included in this Prospectus are various "forward-looking statements", including statements regarding the intent, opinion, belief or current expectations of the Company or its management with respect to, among other things, (i) goals and strategies, (ii) plans for new product development, (iii) marketing plans, the Company's target market, (iv) evaluation of the Company's markets, competition and competitive position, (v) trends which may be expressed or implied by financial or other information or statements contained herein, and (vi) outcomes of disputes. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and outcomes to be materially different from any future results, performance or outcomes expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the risk factors described in Section 8 and elsewhere in this Prospectus.

2 Technical information regarding the Share Issue

2.1 The Share Issue

2.1.1 Share capital prior to the Share Issue

The Company's issued share capital prior to the Share Issue is NOK 475,598,081 divided into 475,598,081 Shares, each with a par value of NOK 1.00. Each Share carries one vote.

2.1.2 Structure of the Share Issue

The Share Issue comprise the following:

- Private Placement of 105,400,000 shares, each with a par value of NOK 1.00 at a Subscription Price of NOK 3.05 per share. The Private Placement was directed towards institutional and other professional investors. Minimum subscription was NOK 350,000. Gross proceeds from the Private Placement are NOK 321,470,000.
- Subsequent Issue of up to 20,000,000 shares, each with a par value of NOK 1.00 at a Subscription Price of NOK 3.05 per share. All shareholders in Fjord Seafood as of close of business on 18 February, not participating in the Private Placement, will receive Subscription Rights for the Subsequent Issue. Gross proceeds from the Subsequent Issue will be up to NOK 61,000,000.

The Board of the Company decided to carry out a private placement in order to secure financing of the purchase of the shares in Cermaq ASA (ref. section 3 below), on the best possible terms for the Company and its shareholders. Since certain existing shareholders, representing approx 16 % of the Company's shares prior to the Share Issue, participated in the Private Placement, the board of the Company has decided, with approval from the Company's EGM, to carry out the Subsequent Issue in order to give the existing shareholders as of the same date who did not apply for Shares in the Private Placement an opportunity to subscribe for Shares on the same terms as in the Private Placement in order to secure equal treatment of shareholders.

2.1.3 Increase of share capital in connection with the Share Issue

The resolution to issue both the Private Placement Shares and the New Shares was made at the EGM held on 8 March 2005, where the Company's shareholders approved, among other things, the Share Issue, i.e. the Private Placement where the Company's share capital will be increased with NOK 105,400,000 through an issue of 105,400,000 shares of par value NOK 1.00, and the Subsequent Issue, where the Company's share capital will be increased with up to NOK 20,000,000 through an issue of up to 20,000,000 shares of par value NOK 1.00. Following the Share Issue, the Company's share capital will be in the range from NOK 580,998,081 to NOK 600,998,081 divided into a range from 580,998,081 to 600,998,081 shares, each with a par value of NOK 1.00.

Based on the Subscription Price of NOK 3.05, the gross proceeds from the Share Issue will be in the range from NOK 321,470,000 to NOK 382,470,000. In both the Private Placement and the Subsequent Issue the general meeting decided to waive the pre-emption rights of existing shareholders.

The share premium will be credited to the Company's share premium account.

A copy of the EGM's resolution with respect to the Share Issue, is included as Appendix IV hereto.

2.2 The Private Placement

2.2.1 Increase of share capital

The Private Placement Shares will increase the Company's share capital with NOK 105,400,000 through an issue of 105,400,000 shares of par value NOK 1.00 each in connection with the Share Issue. The Private Placement Shares was subscribed for in the minutes for the EGM held on 8 March 2005.

2.2.2 Subscription Price

The Subscription Price was set at NOK 3.05 per share. The share price and volume of shares was based on a book building process on February 18 with an indicative price range of NOK 2.87 to NOK 3.50 per share, and the final price has taken into account the price achieved versus the current trading price on the Oslo Børs.

The Subscription Price was determined by an authorised committee of the Board in collaboration with ABG Sundal Collier following the expiry of the subscription period, and was made public through a stock exchange notice. The final price was based on the level of demand at different price levels.

2.2.3 Allocation criteria

Allocation of the Private Placement Shares was determined by a duly appointed committee of the Board, in collaboration with the Manager in accordance with applicable law. Subject to applicable law, decisions on allocation took into account matters such as early application, price sensitivity, the size of the application, investor identity, quality and investment history and otherwise in accordance with the international and Norwegian market practice.

If two or more investors were deemed equal according to the above criteria, their subscription was reduced on a pro rata basis.

The participants in Private Placement are listed below:

Participants in the Private Placement	Nationality	No. of shares allotted
Aasheim Invest AS	Norway	110,000
AHW Invest AS	Norway	2,205,000
AS Toluma	Norway	820,000
Atlas Capital Management	Gibraltar	8,200,000
Austbø Edvin	Norway	1,250,000
Austfisk AS	Norway	110,000
Bakkely Invest AS	Norway	110,000
Bankenes sikringsfond	Norway	1,900,000
Berg Eigedom AS	Norway	190,000
Bernhard Larsen Holding AS	Norway	110,000
Borgestein Verdi AS	Norway	120,000
Cheyne Capital	UK	640,000
Christian Saure	Norway	180,000
Coop NKL BA	Norway	250,000
Dalseth Invest AS	Norway	110,000
DPFM Ltd.	UK	6,680,000
Einar Hanasand	Norway	595,000
Emar Invest AS	Norway	110,000
Espen Rønningen	Norway	760,000
Falkum Invest AS	Norway	315,000
Institusjonen Fritt Ord	Norway	4,560,000
Frode Opheim	Norway	110,000
Futuris Asset Management AB	Sweden	6,330,000
Holberg Norge	Norway	2,070,000
Inger Hanasand	Norway	595,000
Jørgen Salomonsen	Norway	110,000
Kikut AS	Norway	360,000
KLP Fondsforvaltning	Norway	270,000
KLP Liv	Norway	1,050,000
Lars Øberg	Norway	110,000
Mads Duus Haanes	Norway	110,000
Margit Eide	Norway	110,000
Martin AS	Norway	110,000
Mimar AS	Norway	150,000
Mustang	Norway	240,000
Net AS	Norway	220,000
Neumann Invest AS	Norway	315,000
NorgesInvestor II	Norway	29,295,000
Odin Forvaltning	Norway	6,200,000
Ole Johan Pettersen	Norway	120,000
Per Gunnar Ona	Norway	110,000
Polaris Seafood AS	Norway	110,000
SEB Private Banking	Luxembourg	3,280,000
Robur Kapitalforvaltning	Sweden	3,730,000
Rosenlund & Co AS	Norway	110,000
Sigurd Olsvold	Norway	110,000
Silvercoin Industries AS	Norway	330,000
Sparebanken Møre Aktiv Forvaltning	Norway	1,050,000
Sterna Capital AS	Norway	500,000
Stig Ulstein AS	Norway	110,000
Støa AS	Norway	110,000
Sundal Collier Forvaltning	Norway	1,550,000
Tor Aksel Voldberg	Norway	250,000
Toralv Hagen	Norway	180,000
Tromsø Skotøimagasin AS	Norway	110,000
Umoe Industri AS	Norway	12,400,000
Valhall Invest AS	Norway	1,000,000
West Coast Invest AS	Norway	2,520,000
Wilh. Wilhelmsen ASA	Norway	640,000
Total		105,400,000

2.2.4 Payment, listing and trading

The Private Placement Shares will be fully paid on 9 March 2005, and will be listed on Oslo Børs as soon as possible following the release of this Prospectus. The listing of the Private Placement Shares on Oslo Børs is expected to take place on or about 11 March, 2005.

2.2.5 Rights

The Private Placement Shares will have the same rights as existing Shares once the Private Placement Shares have been registered in the Register of Business Enterprises, including the right to participate in dividends, if any, with respect to the 2004 accounting year and thereafter. The Board has proposed not to distribute any dividend for the 2004 accounting year. This is subject to the Annual General Meeting to be held in May 2005.

The Private Placement Shares gives no right to participate in the Subsequent Issue.

2.2.6 Book-building process

In the book-building process, the investors gave ABG Sundal Collier a one time power of attorney to subscribe for Private Placement Shares subject to an EGM approval. Following this approval, ABG Sundal Collier subscribed for the shares as agreed. By subscribing for Private Placement Shares the investors waived their right to receive Subscription Rights in connect ion with the Subsequent Issue.

2.3 Subsequent Issue

2.3.1 Share capital prior to the Subsequent Issue

The Company's issued share capital prior to the Subsequent Issue (but after the Private Placement) was NOK 580,998,081 divided into 580,998,081 Shares, each with a par value of NOK 1.00. Each Share carries one vote.

2.3.2 The purpose of the Subsequent Issue

The main purpose of the Subsequent Issue is to allow Shareholders as of the close of business on 18 February 2005 who did not participate in the Private Placement to subscribe for New Shares at NOK 3.05.

2.3.3 Subscription of New Shares

The Subsequent Issue comprises up to 20,000,000 New Shares, each with a Subscription Price of NOK 3.05.

Each Eligible Shareholder will receive 0.05 Subscription Rights per Eligible Share. Oversubscription and subscription without Subscription Rights is permitted. Fractions of Subscription Rights will not be distributed, and the number of Subscription Rights will be rounded down to the nearest whole number. In the course of the allocation of the Subscription Rights, the Board can carry out appropriate rounding off that appears sensible.

The Subscription Rights will be tradable, and will be listed on Oslo Børs under the ticker code FJOT in the Subscription Period. The Subscription Rights are registered with the VPS under the International Securities Identification Number (ISIN) NO 0010262967. Subscription Rights held by a person resident in the United States may only be transferred in except in accordance with the provisions of Regulation S (Rules 901 through 905) under the U.S. Securities Act of 1933, as amended. The Subscription Rights will be issued and registered on the Eligible Shareholder's accounts in VPS no later than 11 March 2005.

The subscription rights of shareholders who are legally prevented from subscribing for shares in the Rights Issue will be credited to the VPS accounts of such shareholders. The Company will instruct the Managers to sell these subscription rights during the subscription period for the account of such shareholders, provided that the subscription rights have an economic value reasonably in excess of the expected sales expenses. The proceeds of such sales, after the deduction of the sales expenses, will be distributed pro rata to the affected shareholders. Except as otherwise set out above, the Company will not sell subscription rights not utilised by a shareholder during the subscription period, unless instructed to do so by Oslo Børs.



2.3.4 Subscription Price

The Subscription Price for the New Shares will be the same as in the Private Placement, NOK 3.05 per share, see also Section 2.2.2 "Subscription Price".

2.3.5 Subscription Period

The Subscription Period will commence on 11 March 2005 at 08.00 (Norwegian time) and expires at 16.30 (Norwegian time) on 29 March 2005.

2.3.6 Allocation

One Subscription Right, either received or acquired, will give the right to be allotted one Private Placement Share.

The allocation of shares shall to the largest possible extent be based on number of Subscription Rights held by the Subscriber. In case of over subscription, the allocation will be made pro rata based on number of Subscription Rights held. If the Subsequent Issue is not fully subscribed by holders of Subscription Rights, allocation among other subscribers will be made pro rata based on subscribed number of shares.

Notifications of allocations of New Shares are expected to be issued by the Manager on or about 4 April 2005.

2.3.7 Subscription Office

Subscriptions for New Shares must be made on the Subscription Form attached as Appendix VI hereto, by use of the Norwegian (translated) version attached hereto as Appendix VII, or by Internet (see below). Properly completed and signed Subscription Forms may be faxed, mailed or delivered to the Manager:

ABG Sundal Collier Norge ASA
Munkedamsveien 45D
PO Box 1444 Vika
0115 Oslo

Telephone: +47 22 01 60 00
Fax: +47 22 01 60 62
Internet: www.abgsc.no or www.fjordseafood.com

The Subscription Forms must be received by the Manager within the expiry of the Subscription Period. Neither the Company nor the Manager may be held responsible for delays in the mail system or for Subscription Forms forwarded by facsimile that are not received in time by the Manager.

The Manager has discretion to refuse any improperly completed, delivered or executed Subscription Forms or any subscription which may be unlawful.

By delivering the Subscription Form to the Manager, the subscription for New Shares is irrevocable and may not be withdrawn, cancelled or modified.

2.3.8 Payment for subscribed New Shares

Subscribers for shares in the Subsequent Issue will, as part of the subscription application, grant a single authority to the Manager to debit the cost of the shares allotted from a specified bank account. Payment will be deducted from the nominated bank account on or about 7 April 2005. Please note that it usually takes at least one day to transfer money from one bank account to another. Shares allotted will be transferred to applicants' individual VPS accounts as soon as practically possible following the deduction of payment from their bank accounts. In the event of any delay in payment, interest will be charged at 8.75% p.a. on overdue amounts.

Should subscribers have insufficient funds in their accounts or should payment be delayed for any reason, or if it is not possible to debit the accounts, penalty interest at a rate equal to the prevailing interest rate under the Norwegian Act on Interest on Overdue Payments of 17 December 1976 No. 100, per the date of this Prospectus



being 8.75 per cent per annum, will be payable on the amount due. The Company and the Manager reserve the right to make up to three debits within 30 April 2005 if there are insufficient funds on the account on the debiting date. Should payment not be made when due, the Shares allocated will not be delivered physically to the applicant, and the Company and the Manager reserves the right, in accordance with the Public Limited Companies Act section 10-12 and section 2-13, to cancel the application and delete or re-allot the allocated Shares. The original applicant remains liable for payment of the Subscription Price, together with any interest, costs, charges and expenses accrued and the Company or the Manager may enforce payment for any such amount outstanding.

2.3.9 Delivery and trading of the New Shares

In order to ensure the prompt registration of the capital increase, the Manager has guaranteed the payments due for shares allotted to the applicants in the Subsequent Issue. The guarantee provides for the Manager to make advance payment of the total consideration for the Subsequent Issue, limited to the maximum size of the Subsequent Issue. Shares will then be transferred to the individual applicants' VPS accounts as soon as payment is received in accordance with the payment instructions set out above.

Since the Manager is expected to pay the total consideration for the Subsequent Issue on or about 7 April 2005, it is expected that it will be possible to trade the New Shares allotted through Oslo Børs on or about 11 April 2005. However, delivery of shares is conditional on settlement being received in accordance with the payment instructions set out above. Anyone who wishes to transfer shares before delivery has taken place runs the risk that payment takes place in accordance with the procedures set out above so that the shares sold can be delivered in time.

Subscribers selling New Shares from 6 April 2005 and onwards must ensure that payment for such Shares is made within the deadline set out above. Accordingly, an applicant who wishes to sell his Shares before physical delivery must ensure that payment is made in order for such Shares to be delivered in time to the purchaser.

2.3.10 The rights of the New Shares

The New Shares will have the same rights as existing Shares once the New Shares have been registered in the Register of Business Enterprises, including the right to participate in dividends, if any, with respect to the 2004 accounting year and thereafter. The Board has proposed not to distribute any dividend for the 2004 accounting year. This is subject to the Annual General Meeting to be held in May 2005.

2.4 Other

2.4.1 Publication of technical information in respect of the Share Issue

The Company use the Oslo Børs company information system to publish technical information in respect of the Share Issue.

2.4.2 Manager

The Share Issue is being managed by ABG Sundal Collier Norge ASA.

2.4.3 Costs

The Company's expenses in connection with the Share Issue will be paid in cash and are estimated to be approximately MNOK 12. The distribution of these expenses is shown in the following table:

Company	Address	Service	Amount (MNOK)
ABG Sundal Collier Norge ASA	Oslo, Norway	Manager and financial advisor	Up to 11.5



Advokatfirmaet Thommesen Krefting Greve Lund AS	Oslo, Norway	Legal advice	0.38
Dorsey & Whitney	London, UK	Legal advice US and UK securities law	0.15

The fees charged by the Manager are calculated on the basis of a pre-agreed contract, while other costs are based on estimated time consumed. The figures do not include any value added tax. In order to ensure the prompt registration of the capital increase, the Manager has guaranteed the payments due from applicants in the Subsequent Issue. The guarantee provides for the Manager to pay the total consideration for the Subsequent Issue on 7 April 2005. The guarantee fee is included in the figures shown above. In addition to the costs detailed above, the Company will also be responsible for other costs incurred, including the costs of printing and distributing the Prospectus and of marketing the transaction.

The expenses will be deducted from the premium associated with the Share Issue before it is transferred to the share premium reserve.

No costs relating to the subscription for New Shares will be for the account of the subscribers, other than the Subscription Price itself.

3 Purpose of the Share Issue and use of proceeds

The purpose of the Share Issue is to finance the MNOK 321 acquisition of 12.9% of the shares in Cermaq ASA.

Cermaq transaction

Fjord Seafood purchased 11.25 million shares in Cermaq ASA for NOK 28.5 per share, amounting a total of MNOK 320.6 on 18 February 2005. This equals 12.9% of Cermaq's total number of outstanding shares. Sellers of the shares are NorgesInvestor II AS and AHW Invest AS. The purchase of the shares in Cermaq is meant as a catalyst for a future integration of Cermaq and Fjord Seafood. Based on this transaction, the Board of Fjord Seafood wishes to invite the Board and corporate management of Cermaq, as well as the company's major shareholder, to discuss whether a merger between the two companies could lead to further value creation for the shareholders of both Cermaq and Fjord Seafood.

Payment of the Cermaq shares will be settled on 9 March 2005.

Cermaq in brief

The Cermaq group is an international group with operations in Norway, Scotland, Canada and Chile mainly within the areas fish farming, production of fish feed and research.

In 2004, Cermaq Mainstream operations supplied 67,500 tons salmons (2003: 58,600), and Cermaq EWOS (fish feed) sold 635,900 tons (2003: 661,600). Revenues for Cermaq in 2004 was MNOK 4,997 (2003: MNOK 6,041) and EBIT of MNOK 266 (2003: MNOK 23).

The Norwegian Ministry of Trade and Industry is the largest owner in Cermaq, and holds 79.4% of the shares.

4 Company overview

4.1 Background

The origin of Fjord Seafood dates back to 1996 when Paul Birger Torgnes and Arnfinn Torgnes founded Torgnes Invest AS. At the general meeting held on 6 November 1997, it was resolved to convert the company into a public joint stock company. The Company changed its name to Fjord Seafood ASA at the general meeting on 26 March 1998. During the period 1998 – 2000, Fjord Seafood completed several mergers and acquisitions of Norwegian aquaculture companies, and in 2000, Fjord Seafood expanded internationally by acquiring the two Chilean companies Salmoamerica and Tecmar. In the same year, Fjord Domstein Holding, a joint venture between Fjord Seafood and Domstein, acquired Pieters. International expansion continued in 2001 with the acquisition of the U.S. company ContiSea. In 2002, Fjord Seafood obtained sole ownership in Pieters.

The Company initiated a comprehensive restructuring in 2002. This was continued in 2003 and included a number of measures to enhance profitability, including closing of facilities and operations in several countries. In December 2003 the company introduced a new vision, strategy and set of values. At the same time, all companies in the Group changed their names so that they would carry the Fjord Seafood name. In April 2004 Fjord Seafood sold its farming operations in the USA.

Some significant events in Fjord Seafood's history is summarised below.

4.2 Historical overview

1996 — Torgnes Invest AS is established and takes over the majority of the shares in Torgnes Fiskefarm AS. Acquires Velfjordlaks. Torgnes Invest has a total of four farming licences in Brønnøy County, Norway.

1997 — Acquisition of six fish farming companies, with a total of ten farming licences and two slaughterhouses. The six companies are merged into three fish farming companies: Hestvikfisk and Hansenfisk in Nord-Trøndelag and Torgnes Fiskefarm in Helgeland. Torgnes Invest is converted from a private to a public company.

1998 — After the merger with SL-Fjord Holding and Fagervik Laks, the Company changes its name to Fjord Seafood. The new company has 20 fully owned and three partly owned farming concessions, three slaughterhouses and one processing factory. Through a restructuring process, the Company is now organised in three divisions in addition to processing and administration.

1999 — Fjord Seafood merges with Nærøy Fiskeoppdrett AS. In addition, the Company acquires the two smolt companies Kongsmoen Settefisk AS and Salsbruket Settefisk AS.

2000 — Fjord Seafood merges with the fish farming activities of Domstein ASA, which consists of two broodstock licences with an annual production of approximately 30 million roe, three fully owned and one partly owned smolt plant, 13 fully owned and five partly owned farming licences, and one slaughterhouse with a capacity of 80 tonnes per day.

Fjord Seafood merges with Euro Laks AS, which is the owner of Atlantis Group AS. This group consists of 12 fully owned and two partly owned farming licences, one slaughterhouse, and one processing facility.

Fjord Seafood acquires the Danish sales company Saga Lax Seafood AS. In addition, the Company merges with two of Gigante Havbruk's smolt plants.

Sisomar, located in Sørfold and Røst in Nordland, is acquired. The company has one broodstock licence, two smolt plants, and five farming licences.

Fjord Seafood is listed on the Main List on Oslo Børs.

Fjord Seafood acquires Salmoamerica, a fully integrated fish farming company located in Chile. Salmoamerica has 2 hatcheries, 3 smolt plants, 20 fish farm licences, 1 slaughterhouse/processing plant, as well as a sales and marketing department focused on the U.S. market.

Fjord Seafood acquires Tecmar, another fully integrated fish faming company located in Chile. Tecmar has 10 smolt plants, 13 farming licences, 1 slaughterhouse/processing plant, as well as 2 freezing stores.

Fjord Seafood and Domstein form Fjord Domstein Holding, which acquires the European seafood company Pieters, located in Belgium. Pieters is a vertically integrated seafood company with operations in Belgium, UK, France, Switzerland and Iceland, including primary and secondary processing plants and sales and distribution networks.

The assets of several subsidiaries of Fjord Seafood are transferred to Fjord Seafood Norway.

2001

Fjord Seafood acquires ContiSea, which is the largest salmon farmer in the U.S. and operates 2 hatcheries and 14 ocean sites with a total capacity of approximately 15,000 tonnes of salmon per year. Furthermore, ContiSea operates two processing facilities, and has an extensive national distribution network in the U.S., which consists of 200 distributors and retailers.

Fjord Seafood Måløy AS, Røst Laksefarm and Leines Industri are merged into Fjord Seafood Norway AS.

The Fjord Seafood Group's hatcheries, fish farms, slaughterhouses and processing activities in Norway are joined in one operating company; Fjord Seafood Norway.

Fjord Seafood signs an agreement to acquire the operating assets of Miami-based Windward Seafoods. Windward Seafoods, established in 1987, is a market leader in the import and distribution of fresh and frozen seafood from Chile as well as other countries in South America.

Fjord Seafood acquires the Scottish company Minnamurra Ltd, from Fjord Domstein Holding, consisting of the two fish farming companies Wisco Ltd and Tobson Ltd.

The above-described salmon farming operation in Scotland is defined as Fjord Seafood Scotland.

2002

On 20 March, the respective boards of directors of Cermaq ASA, Fjord Seafood, and Domstein signed a letter of intent to merge the aquaculture activities of the three companies. The merger deal also included 100 per cent of Pieters, which at the time was owned 50/50 by Fjord Seafood and Domstein. Fjord Seafood's annual shareholders' meeting on 10 June voted down the proposed merger.

Following the rejected merger, the company's extraordinary shareholders' meeting of 1 July voted unanimously for the proposed share capital expansion at a per-share price of NOK 3. The NOK 526 million private placement of shares was fully subscribed; most of the issue was purchased by current shareholders.

As an integral part of the transaction, Fjord Seafood acquired Domstein's 50 percent share holding in Pieters NV, controlled through Fjord Domstein Holding. Settlement for this transaction included a private placement of Fjord Seafood shares to Enghav Holding.

The acquisition of the Pieters Group was a key factor in the new Fjord Seafood Group Organisational model, intended to secure cost-effective farming activities and increase focus on downstream activities.

2003

In April, Mr. Helge Midttun replaced Paul Birger Torgnes as CEO. In the course of the year the company continued with a comprehensive restructuring programme that was initiated in 2002. This restructuring included a number of measures to enhance profitability, including closing of



facilities and operations in several countries.

At the beginning of November, the company undertook a private placement directed to private and institutional investors. This placement strengthened the equity capital by NOK 97 million.

2004 In April Fjord Seafood sold its farming operations in the USA, Atlantic Salmon of Maine, to Horton's of Maine Inc., a subsidiary of Cooke Aquaculture in Canada. Atlantic Salmon of Maine (ASM) had a production of 2,276 tonnes salmon in 2003.

In September 2004 the Company developed the organisational structure further, replacing the former "America and Norwegian Farming Division" with two new divisions; America and Norway Farming. The changes were done in order to integrate the Americas better in the organisation, increase the co-operation between Europe and America, and improve the operational focus in the company.

During first quarter 2004, Fjord Seafood sold the Swiss companies Covadis and Allime

2005 In January Fjord Seafood decided to merge the two divisions, European Processing, and European Sales & Marketing into one division. Mr Jo Dekeyzer took the position as Executive Vice President for the combined European value added operations.

In February, Fjord Seafood acquired 12.9% in Cermaq ASA

4.3 Vision, goals and strategy

4.3.1 Vision

Fjord Seafood's platform


Vision
"What do we want to achieve?"
Strategy
"How will we do it?"
Objectives and goals
"How do we rate our performance?
Values
"What are the principles we follow?

"Excellence in seafood." This involves:

- Producing safe, healthy and tasteful seafood
- Working to be known by the customers for high standards, a high level of service, high quality and innovation
- Striving to do the job on every level and in each location in the best way possible

4.3.2 Goals

Fjord Seafood seeks to:

- Provide confidence through growth and profitability
- Be a good corporate citizen
- Be a secure and attractive employer
- Be a good investment for shareholders

4.3.3 Strategy

Fjord Seafood seeks to be a leading, integrated, global supplier of value added seafood, through continuous focus on customers' and consumers' needs, quality, innovation and environmental responsibility. This involves:

- Working as one company, think globally and strive to be a leading supplier in the markets the Company competes
- Meeting the needs of its customers and consumers through value added products and services
- Upholding high standards, for people, products, and operations, focused on quality, continuous improvement and innovation
- Acting environmentally responsible in its operations

4.3.4 Values


Satisfying customers
Committing to results
Embracing change
Delivering trust
Having a fighting spirit
FJORD SEAFOOD

4.4 Business description

The following figure shows the Company's focus throughout the value chain


Fresh-
water
On-
growing
Slaugh-
tering
Primary processing
Wild caught fish
Secondary processing
Value added products
Marketing
Product Development
Sales
Strategic focus area
Area of competence
Own activity
No activity

Eggs are produced partly from Fjord Seafood's own broodstock. The eggs develop in the hatcheries to fry and later to smolt. In the smoltification process the fish leaves the freshwater stage and enters the seawater. When put into sea the fish weighs approximately 80-100 grams. The salmon continues to grow in the cages under close supervision, until it reaches slaughtering weight at approximately 5 kilos. Then the fish is transported to the slaughterhouse, for harvesting and processing, before being sold in the market.

Fjord Seafood is a leading, integrated global supplier of value added seafood. Strategic focus areas include fresh water and on-growing farming activities, value added processing, marketing, product development and sales. Such value chain integration is in line with the Company's emphasis on customers' and consumer's needs, where the sales and marketing organisation identifies the market's requirements, the processing division produces goods that live up to expectations, and the farming activities ensure that Fjord Seafood supplies raw materials of high quality, making sure that the end customer is fully satisfied.

Fjord Seafood's geographical focus is divided between Europe and the Americas.

4.4.1 Europe

Fjord Seafood combines farming facilities in Norway and Scotland with processing facilities in Belgium, the Netherlands, Scotland, Iceland and France. Such combination of operations enables the Company to locate its production and primary processing facilities in the most attractive areas in Europe, while having secondary processing facilities and significant sales presence in the main European markets.


Iceland:
Processing (wild caught fish)
Norway:
Sales and farming
UK:
Farming and processing
Netherlands:
Sales and processing
France:
Sales and processing
Belgium:
Sales, processing and distribution
Spain:
Sales

In addition the sales activities in Europe are organised in one sales organisation, divided into three main segments; Retail, Foodservice and Industry. Customers in the Retail segment consist of big European food chains. The Foodservice segment is divided into Foodservice Belgium and Foodservice Europe and serves hotels, catering companies and restaurants. The Industry segment delivers fish to European industrial customers, which use fish as a raw material for other production.

Norway

Activities in Norway include farming, slaughtering, packaging and sales. The Company has smolt operations in 5 different locations, 53 on-growing operations' licenses and 2 slaughter houses in Florø and Herøy. In order to utilise the capacity of the slaughterhouses, the Company also slaughters fish from external fish farmers. From the slaughterhouse the fish is either sold head on gutted or as fillets directly to the market (Europe and Asia), or further processed at Fjord Seafood's processing plants in Europe. Norwegian products are sold through the European sales and marketing division. Fjord Seafood Norway currently employs around 354 employees. Annual production of Atlantic salmon amounts to approximately 38,200 MT, with sales of some MNOK 1,050. The main office of Fjord Seafood Norway is located in Brønnnøysund. The sales office is located at Måløy.

Production volumes, revenues and operating profits for Fjord Seafood Norway as of full year 2001, 2002, 2003 and 2004 (2004 figures are unaudited) are presented below.

	2001	2002	2003	2004
Slaughtered volume (gwe)	30,148	31,399	32,752	34,388
Revenue (MNOK)	1,683	1,442	1,259	1,050
EBIT (MNOK)	-78	-210	-284	10

The full year 2003 EBIT includes non-recurring items of minus MNOK 218.2, due to restructuring costs and write-down of operating assets and goodwill. The full year 2004 includes non recurring events of minus MNOK 15.4, due to increased mortality due to low oxygen level in the water at two plants. In addition, there have been losses due to severe winter storms and losses related to the sale of Trollbukta. The 2001 figures are proforma.

Belgium

The Company operates in Belgium through its wholly owned subsidiary Fjord Seafood Pieters.

With locations in Brugge, Londerzeel and Namen, activities include purchasing, processing, product development, marketing, sales and distribution. Fjord Seafood Pieters is to some extent involved in primary processing, namely filleting, and is extensively involved in secondary processing, namely grading, portioning, packaging, preparation of meals and meals components, coating and smoking. The location of advanced processing facilities in Belgium enables Fjord Seafood to be as close as possible to the end customers, allowing greater flexibility, shorter time of delivery and longer product shelf-life. Species used in the products include salmon, white fish and shrimps. Supply of white fish is secured through two associated Icelandic companies.

Fjord Seafood Pieters has a strong foothold in the European market and has made a significant contribution to the Company in terms of sales force, market knowledge and product development. Fjord Seafood is the market leader in Belgium with an extensive distribution network. The main customer segments in Belgium are foodservice (hotel, restaurant and catering) and retail. 60 per cent of the sales from Belgium go to retail customers. Fjord Seafood Pieters has around 433 employees and annual sales of some NOK 1,210 million.

Revenues and operating profits for Fjord Seafood Belgium as of full year 2001, 2002, 2003 and 2004 (2004 figures are unaudited) are presented below.

	2001	2002	2003	2004
Revenue (MNOK)	n/a	1,041	1,131	1,213
EBIT (MNOK)	n/a	54	68	84

The 2003 EBIT includes non-recurring items of minus NOK 6.8 million, due to restructuring costs. The 2002 figures are pro forma.

The Netherlands

Fjord Seafood Sterk is located in Lemmer, Holland, and is the Company's specialist in coated products. The main activities involve purchasing, processing, product development, marketing and sales. Processing activities comprise both filleting, grading, breading, pre frying, packaging and making of grill stripes. The products are mainly based on flatfish (plaice). The main customer segments are foodservice and retail. Fjord Seafood Sterk employs around 201 employees, and has annual sales of some MNOK 290 million.

Revenues and operating profits for the Dutch operations as of full year 2001, 2002, 2003 and 2004 are presented below.

	2001	2002	2003	2004
Revenue (MNOK)	n/a	468	337	288
EBIT (MNOK)	n/a	32	20	16

The 2003 EBIT includes non-recurring items of NOK 16.4 million, due to restructuring costs and write down of operating assets. The 2002 figures are pro forma.

France

In France, Fjord Seafood has 3 companies engaged in processing of fresh and frozen seafood is produced in France. Fjord Seafood Rolmer, Fjord Seafood Appéti'Marine and Fjord Seafood Les Mareyeurs Bolounnais are located in Challans, Dunkerque and Boulogne, respectively. Activities include purchasing, processing, product development, marketing and sales. The products are mainly based on salmon, but white fish from the North Sea



is also processed and sold. Sales from the French entities generally go to the retail segment. The French entities have some 291 employees and approximately MNOK 350 million in annual sales.

Revenues and operating profits for Fjord Seafood France as of full year 2001, 2002, 2003 and 2004 (2004 figures are unaudited) are presented below.

	2001	2002	2003	2004
Revenue (MNOK)	n/a	287	332	350
EBIT (MNOK)	n/a	6	6	5

The 2003 EBIT includes non-recurring items of MNOK 2.2 and the 2004 EBIT includes minus MNOK 0.7 of non-recurring items, both years due to restructuring costs.

Scotland

In addition to salmon farming, Fjord Seafood Scotland is engaged in slaughtering, simple processing, smoking and sales. The Company has 2 smolt facilities, 8 on-growing operations' licenses, 1 slaughtering house, 1 processing facility and 1 smokehouse. Annual production of Atlantic salmon amounts to approximately 6,000 MT.

Products are mainly sold to Fjord Seafood Belgium, but also to external industrial customers in Scotland, England and the rest of Europe. Approximately 30 per cent of the production is sold wholly gutted externally. The Scottish operations currently employs around 172 employees, and has sales of some MNOK 120

Production volumes, revenues and operating profits for Fjord Seafood Scotland as of full year 2001, 2002, 2003 and 2004 (2004 figures are unaudited) are presented below.

	2001	2002	2003	2004
Slaughtered volume (gwe)	5,398	5,509	5,239	5,820
Revenue (MNOK)	133	208	164	117
EBIT (MNOK)	-15	-41	-50	-2

The 2003 EBIT includes non-recurring items of minus MNOK 25.3 million, due to restructuring costs and write downs of operating assets. The 2001 figures are proforma.

4.4.2 Americas

In the Americas, Fjord Seafood has activities in Chile and the US.


Fjord Seafood Americas
Fjord Seafood Chile
Fjord Seafood USA

The Chilean operations consist of integrated farming, processing and sales. The bulk of the production is sold in the US through Fjord Seafood's American sales organisation, but South America and Japan are also important markets. In addition to the American sales organisation, Fjord Seafood also has its own processing and distribution network in the US. The combination of operations in the Americas provides opportunities to optimise production structure and capitalise on the US distribution network.



Chile

In Chile Fjord Seafood has a fully integrated fish farming operation, in addition to processing and sales activities. Fjord Seafood has smolt facilities in 7 different locations, 33 on-growing operations' licenses and 1 processing facility. Fjord Seafood Chile currently employs around 1,051 employees. Annual production of Atlantic salmon amounts to around 33,000 MT, with sales of some MNOK 620.

Production volumes, revenues and operating profits for Fjord Seafood Chile as of full year 2002, 2003 and 2004 (2004 figures are unaudited) are presented below.

	2001	2002	2003	2004
Slaughtered volume (gwe)	26,677	25,059	24,640	26,015
Revenue (MNOK)	508	591	587	619
EBIT (MNOK)	-290	-62	-11	63

The operating profit for 2001 has been negatively affected by the write-down of MNOK 150 related to goodwill in Chile. The 2003 EBIT includes non-recurring items of minus MNOK 77.6, due to restructuring costs and write-down of operating assets. The 2001 figures are proforma.

USA

Activities in Fjord Seafood USA involve purchasing, smoking, marketing and sales. The Company has a fish smoking facility in Bangor, Maine and sales office in Miami, Florida. Species sold in the US include salmon, herring, tilapia, shrimps, scallops and mussels. The smoked salmon is marketed through the Ducktrap brand. Ducktrap sells its products mainly to the retail and industry segments. Fjord Seafood USA is currently employing around 121 employees, and has annual sales of some MNOK 620.

Revenues and operating profits for Fjord Seafood USA as of full year 2002, 2003 and 2004 (2004 figures are unaudited) are presented below.

	2001	2002	2003	2004
Revenue (MNOK)	451	652	712	616
EBIT (MNOK)	-262	-18	-299	24

The operating profit figures for 2001, have been negatively affected by the write-down of intangible fixed assets of MNOK 210. Of this, MNOK 60 relates to the farming operations in the U.S., while MNOK 150 relates to the value added processing activities. The 2003 EBIT includes non-recurring items of minus MNOK 292, due to restructuring costs and write down of goodwill and operating assets. The 2001 figures are proforma.

4.5 Organisation, board and management

4.5.1 Legal structure

Fjord Seafood ASA is a Norwegian public limited liability company (allmennaksjeselskap) subject to Norwegian company law with its registered address at Beddingen 8, 0250 Oslo, Norway. The organisational number is 976 841 220. An overview of the legal structure can be found in the Appendix V.

4.5.2 Organisational structure

Following the growth and globalisation of the Group during the last years, Fjord Seafood's operational structure has been changed accordingly. A new divisional structure was implemented in September 2004 in order to:

- Integrate America (USA and Chile) better in the organisation
- Increase co-operation between Europe and America
- Increase operational focus in the company

To ensure a better coordination between the operations in Europe and in America Fjord Seafood announced in September that the Managing directors of the operations in America (Chile and USA) and of the operations in

Norway would be part of the Corporate Management team. In this change Mr Øyvind Fylling- Jensen and Mr Paul Birger Torgnes left the company. Mr Torben Petersen took the position as EVP America, and Mr Thomas Farstad took the position as EVP Norway Farming.

In January 2005 Fjord Seafood decided to merge the two divisions, European Processing, and European Sales & Marketing into one division. Mr Jo Dekeyzer took the position as Executive Vice President for the combined European value added operations.


Fjord Seafood ASA
CEO Helge Midttun
CFO/EVP
Sverre Hærem
America
EVP Torben Petersen
FS Chile
FS USA
1 smoking plant (Maine)
1 distribution centre (Miami)
3 sales offices (Maine, Miami, New York)
Norway Farming
EVP Thomas Farstad
FS Norway
FS Spain
Europe
EVP Jo Dekeyzer
FS Pieters (BL)
FS Sterk (NL)
FS Appéti' Marine (FR)
FS LMB (FR)
FS Rolmer (FR)
FS Scotland
Icelandic operations (25%)
Where ownership is not noted, ownership is 100%

4.5.3 Board of Directors

Rolf Domstein (1957) – Chairman

Mr. Domstein has been chief executive officer of Domstein ASA since 1988. Previously, he has held positions within sales and marketing within the Domstein Group. Mr. Domstein holds a Master of Science Degree in Business from the Norwegian School of Economics and Business Administration. Mr. Domstein has a significant ownership interest in Domstein ASA, which in turn is a significant shareholder in Fjord Seafood ASA. Domstein ASA is also a shareholder of Domstein Enghav. Rolf Domstein lives in Måløy, Norway.

Morten Frogner (1967) – Member

Own private practise as consultant within finance and strategy. He has held the position as director in SND Invest with special responsibility for seafood investments, and has also previously held the position of investment analyst. Has a Master of Science Degree in Business from BI, Norwegian School of Management. Morten Frogner lives in Oslo, Norway.

Bent Fuglesang (1938) – Member

Mr. Fuglesang is a former managing director of Orkla Foods. He has been group responsible for Orkla's food activities and member of Orkla's corporate management. Mr. Fuglesang has previously held the position as managing director in the staff group. Has a Master of Science Degree in Business from Aarhus School of Business in Denmark. Mr. Fuglesang lives in Oslo, Norway.

Truls Holthe (1948) – Member

Own private practise as consultant since 1998. Mr. Holthe has previously held the position as director of finance in the insurance company Norske Liv and director of finance for Olav Thon Gruppen. He has a Master of Science Degree in Business and is State authorised Public Accountant from the Norwegian School of Economics and Business Administration. Mr. Hothe lives in Rømskog, Norway.

Marianne E. Johnsen (1963) – Member

Partner and founder of X-lence Group AS, a consulting company in the field of management and business strategy. She has held the position as vice president of strategy and business development in Elkem Shared Services Division, Elkem, and was earlier the head of the legal section and the administrative department at Ullevål University Hospital. Has a law degree from the University of Oslo and an MBA from Solvay Business School in Brussels, Belgium. She lives in Bærum, Norway.

Solveig Strand (1961) - Member

General manager of the companies in Strand Gruppen. She has held the position as State Secretary in the Ministry of Fisheries. Educated computer economist at the former EDB college. Lives in Ålesund, Norway.

Roy André Berg (1974) – Employee representative

Employed at Fjord Seafood Norway's processing facility in Florø. Has worked in the company since 1989. One of two Group employee representatives at the Board of Fjord Seafood. Mr. Berg lives in Florø, Norway.

Frank Øren (1972) – Employee representative

Operations manager in Fjord Seafood Norway, seawater production, Namdal. Has worked in Follafisk/Folla Havbruk since 1992 and been employed in Fjord Seafood since its inception. Has a trade certificate in aquaculture and fishery and a foundation course in aquaculture from the University of Bergen. One of two Group employee representatives at the Board of Fjord Seafood. Mr. Øren lives in Kolvereid, Norway.

4.5.4 Company management

Helge Midttun (1955) – Chief executive officer

Helge Midttun took office as President & CEO of Fjord Seafood in April 2003. Between 2000 and 2002 he was President & CEO of Det norske Veritas, after holding the same post in Zenitel/Stento from 1996 to 2000. In the period 1990-1996 he was employed by Rieber & Søn, and among other things managed their operations in the Czech Republic for four years. In 1979, Midttun graduated from the Norwegian School of Economics and Business Administration, earning a degree in economics (siviløkonom). Mr. Midttun lives in Nesbru, Norway.

Sverre Hærem (1965) – Executive vice president & chief financial officer

Sverre Hærem took up the post of chief financial officer and executive vice president of Fjord Seafood in March 2002. Mr. Hærem comes from the post as senior vice president finance of Dyno Kjemi/Dynea and has previously had positions in Dyno Nobel Europe, Intentia and EWOS. He holds an economics degree (siviløkonom) from the Norwegian School of Management (BI), and has in addition completed several courses in management and finance. Mr. Hærem lives in Bærum, Norway.

Torben Petersen (1946) - Executive vice president America

Torben Petersen was appointed executive vice president America in September 2004. He is Managing Director of Fjord Seafood Chile, a position he started in March 2003. Mr. Petersen comes from the position as manager of the seafood division in Camanchaca. He has a Ph.D. in Chemical engineering from the Danish Academy of Technical Sciences. Mr. Petersen lives in Santiago, Chile.



Thomas Farstad (1971) – Executive vice president Norway Farming

Thomas Farstad took up the position as executive vice president Norway Farming in September 2004. He has been with Fjord Seafood ASA as Director of strategy and business development since August 2003. Previously Farstad has been employed by McKinsey & Company and Aker Maritime. He has a Master of Science degree from Massachusetts Institute of Technology (1996) and a MBA from INSEAD. Mr. Farstad lives in Oslo, Norway.

Jo Dekeyzer (1967) – Executive vice president Europe

Jo Dekeyzer started in Pieters Visbedrijf in 1993 as technical manager, but since 1995 has worked mostly in operational management: 2000-2003 as executive director operations in Pieters Group. Between 1992 and 1993 Jo Dekeyzer worked in Morubel NV in Ostend. He is an engineer in electromechanics and is also qualified in process analysis and supply chain management. Mr. Dekeyzer lives in Varsenare, Belgium.

4.5.5 Board members' and management's shareholding and options

Shareholding

The table below shows the number of shares and held by the management and the Board of Directors in Fjord Seafood at present. The totals shown includes shares held on own account, as well as shares held by spouses, dependant children and companies in which the person has such influence as referred to in the Public Limited Liability Companies Act §1-3.

Name	Position	# shares held
Helge Midttun	CEO	41,000
Rolf Domstein*	Board chairman	28,932
Bent Fuglesang	Board member	5,507
Frank Øren	Board member	200

*In addition to the number of shares shown here, Mr. Domstein also owns 1/3 of R. Domstein & Co ANS which in turn holds approximately 66% of the shares in Domstein ASA. Domstein ASA holds 11.2% of the shares in Fjord Seafood. Domstein ASA is also the sole shareholder of Enghav Holding AS which holds 7.4% of the shares in Fjord Seafood. Mr. Domstein is the CEO of Domstein ASA.

Options

Currently there are two option schemes in the Fjord Seafood Group:

Option Scheme 1

Option Scheme 1 was set up in September of 2002. Under the scheme, 44 employees have the right to purchase a total of 7,230,001 shares in Fjord Seafood ASA at a price of NOK 3,- per share. The options are exercisable until 30 September 2005. If the holder wants to exercise the option before September 2005, a request to the board needs to be done (the process takes minimum 4 weeks).

Option Scheme 2

An individual share option plan was established for the Group CEO in March 2004, whereby he has been awarded 2,000,000 options, with an exercise price that has been set at NOK 3.75 per share. The structure of the scheme is that 1/3 of the options can be exercised for the first time after May 1 2004, 1/3 after May 1 2005 and 1/3 after May 1 2006. The scheme gives Helge Midttun the right to accumulate his options, and the plan expires June 1 2006.

Options held by the Corporate Management of Fjord Seafood:



Name	Position	No. of options
Helge Midttun	President & CEO	2,000,000
Sverre Hærem	EVP & CFO	525,000
Jo Dekeyzer	EVP	300,000
Torben Petersen	EVP	258,333
Thomas Farstad	EVP	208,333

The members of the Board of Directors currently hold no options in the Company.

4.5.6 Compensation to Board members and the CEO

Board members

For 2004 the remuneration to the board of directors is expected to be NOK 1,922,000.

CEO

The CEO had a base salary of NOK 2,329,000 for the year 2004. Any bonus for 2004 will be decided by the board of directors on 17 March 2005. The CEO is entitled to pension payments after turning 62 years amounting to 67 per cent of salary at retirement. The pension payments stop after the age of 80 years. Time of earning is 14 years. At early retirement the right of pension is reduced in accordance with the time of actual earning.

Severance Pay Clause

If the services of the Group CEO are terminated by the company, he is entitled to receive one year's base salary after termination of employment in addition to his salary during the termination period. This is on the condition that the group CEO agrees to leave his position as of the determined date, and that the Group CEO files no claims against the company. If the Group CEO terminates his employment, or if the company should merge with one or more other companies, he will be entitled to one year's base salary post the separation. The latter applies only in case the Company invokes a non-competitive restriction clause.

4.5.7 Transactions with related parties

Sales between related parties

All sales of products between companies in the Group and with affiliated companies are conducted on market terms. Loans from the parent company to other companies in the Group are also conducted on market terms.

Co-operative agreement with Domstein

In accordance with an agreement with the shareholder Domstein, Fjord Seafood leased premises and purchased administrative services from Domstein related to Fjord Seafood's operations in Måløy, Norway. The co-operative agreement was cancelled at the close of 2002 and was terminated at the close of 2003. The fee to Domstein during the period of notice amounted to NOK 5 million, and at the termination of the agreement Fjord Seafood is obliged to pay up to NOK 5 million as an additional lump sum payment. The costs have been accounted for in 2003. A new agreement on co-operation with reduced scope has been entered into in 2004, which is a one year rental agreement on buildings for NOK 750,000 + value added tax.

4.6 Other information

4.6.1 Environment, Health and Safety

Fjord Seafood strives to minimise the negative of its operations on the external environment in sea, fresh water and on land. A long-term view on high environmental standards, good fish health and optimal resource utilisation are crucial for the Company's financial performance.

Fjord Seafood seeks to deliver the quality its customers and consumers demand. The Company aims to provide safe and healthy seafood, produced by employees in a safe and healthy environment. Fjord Seafood's operations shall strive to be environmentally sustainable and own farming will focus on animal welfare practices.

In 2003-2004, Fjord Seafood took part in the establishment of the first international Integrated Fish Farm Standard, which applies to the entire value chain from egg to slaughter. The standard covers food safety, environment, animal welfare and occupational health and safety, and marks an international breakthrough in order to achieve global common standards for fish farming. This EurepGAP standard is released in October 2004 and Fjord Seafood is the first seafood company to be a member of this standardisation organisation.

Fjord Seafood has ISO 14001 certification for 22 seawater licences in Norway. For the remaining licences, a program has been drawn up for the introduction of these standards, and this program will secure the certification of all sites and hatcheries within 2005. In Scotland the certification on ISO 14001 will start in 2005, and in Chile, Fjord Seafood has signed the governmental agreement on "clean production" called LIMPA.

The Group has set clear environmental goals for its farming operations, covering escapes from pens, salmon lice problem use of antibiotics, biological feed conversion ratio, handling of land-based waste and more. Detailed environmental goals and measures within each of the main goals have been specified for all fish farming facilities in Norway, Chile and Scotland.

Within processing, the main focus on environmental considerations has been in connection with food quality, raw material utilisation and distribution. In the coming years, Fjord Seafood will focus even more on the environmental aspects of its processing operations.

The Ecosmolt project in Chile

Fjord Seafood Chile has decided to move the production of smolt out of lakes and start land-based fresh-water production. The motivation is to reduce the risks and to ensure that the farming operations are conducted in a sustainable manner. Recently a new technique, using recirculation of water and a flow through system has been successfully introduced in Chile. This system is closed, thus avoiding the environmental impact of lake based production.

Fjord Seafood's goal is to reduce the number of hatcheries/freshwater sites in Chile from currently nine to one. The development is planned in two stages:

- Stage 1: Redesign and develop its current Rio Blanco hatchery to a recirculation facility for incubation of eggs, hatchery, start feeding of fry and alevins. This work was started in 2003.
- Stage 2: Development of a smoltification plant at the Rauco site, which is close to the major on-growing sites at Chiloé. This development is planned to start in 2005.

The Ecosmolt project is in line with Fjord Seafood's strategy of being a leading, integrated global supplier of value added seafood, through continuous focus on customers' and consumers' needs, quality, innovation and environmental responsibility.

4.6.2 Permits and licenses

The following table gives an overview of the seawater licenses in Fjord Seafood (licenses in Norwegian equivalents).

Country	# Owned	# Leased	# Total	Book value (MNOK)
Norway	52.25	0.75	53	517
Chile	110	0	110	397
Scotland	8.1	1	9.1	30
Total	*170.35*	*1.75*	*172.1*	*943*

The volume and value of other licenses (smolt, broodfish etc) is not of significance and not included. The licences are perpetual.

4.6.3 Insurance

Fjord Seafood has a global insurance policy for all group entities. The Group insures fish and other assets within the insurance coverage arrangements that are available in the market. Coverage and own risk amounts in the case of loss/disease of fish varies from broodstock to edible fish.

4.6.4 Employees

Development in number of Employees

The table below gives an overview of the number of employees of Fjord Seafood since 2001, as at the dates presented.

	31.12.2001	31.12.2002	31.12.2003	31.12.2004
Number of employees (FTE)	3,658	3,684	3,014	2,638

By the end of 2004, Fjord Seafood had a total of 2,638 employees, a decrease by 376 employees from the end of 2003.

Loans to employees

Loans to employees from Fjord Seafjord ASA amounted to a total of NOK 350,000 by the end of year 2004.

4.6.5 Independent Auditors

Fjord Seafood's auditor is KPMG AS, with registered address:

Name	KPMG AS
Address	Sørkedalsveien 6 N-0369 Oslo, Norway
Mail address	P.O. Box 7000 N-0306 Oslo, Norway
Telephone	+47 21 09 21 09
Fax	+47 22 60 96 01

KPMG has been the Company's auditor for the last three years. No reservations or qualifications have been expressed in any of the auditor's reports.

5 Market and industry overview

5.1 General overview

According to United Nations figures, the world population grew by 3.6 billion in the last 50 years. In another 50 years, it is estimated that the world population will increase to about 9.3 billion people.

The growing populations will lead to increased demand for protein sources of which beef today represent about 40 per cent, while fish represent only 12 per cent. The table below shows the western world's protein consumption split by source.


Others
8%
Pork
10%
Beef
40%
Fish
12%
Poultry
30%

Source: FAO

The global production of beef is more or less static due to scarcity in arable land and availability of water for irrigation. Pork production is increasing somewhat, especially in China, while many developing countries have adopted intensive poultry production in order to meet the demand for animal protein. As the world population grows, and the supply of proteins from traditional agriculture become less adequate, and the population is becoming increasingly health conscious, the demand for fish is expected to increase.

While growth in global wild catches of fish at best seem to have flattened out and many of the most important species are showing declining yields, world aquaculture production continues to expand. Thus, world aquaculture production has been the world's fastest growing food producing industry with an average annual growth rate of 9.5 per cent between 1970 and 2000, while global land-based meat production (beef, pork and poultry) has had an average growth of 2.8 per cent per year in the same period.

In the last 30 years, global aquaculture has developed and now represents approximately 36 per cent of the total world supply of fish and aquatic products. The graph below shows the development of wild catch and aquaculture volumes since 1950:

40


150000
125000
100000
75000
50000
25000
0
1000 Tonnes
1950
1960
1970
1980
1990
1992
1994
1996
1998
2000
2002
Aquaculture
Wild catch

Source: FAO

Although most aquaculture is subsistence-scale production in Asia (carp, mussels, etc.), intensive farming of high value marine fish has developed and within not too long the world harvest from conventional wild fisheries could well be surpassed by aquaculture. Given that conventional fisheries are threatened by over-exploitation and increasing costs, aquaculture is becoming an increasingly sustainable cost-effective solution to world fish supplies.

China is the worlds largest seafood supplier (including all species, wild and farmed) followed by Peru, India, the USA and Indonesia. Norway is the 10th largest supplier according to the most recent statistics. The figure below shows the world seafood supply by country.


Other
32%
China
33%
Norway
2%
Russia
3%
Thailand
3%
Chile
4%
Japan
4%
Indonesia
4%
USA
4%
India
4%
Peru
7%

Source: FAO

5.2 Atlantic salmon and salmon trout

Atlantic salmon is among the fastest growing of all aquaculture species, with an average annual volume growth of 14 per cent over the past 10 years, while the growth rate has been 7 per cent over the last 5 years. The Atlantic salmon farming industry has been characterised by consolidation, vertical integration and internationalisation, coupled with a steady improvement in product quality and consistency and falling production costs. At the same time, the world is facing diminishing resources of wild Pacific salmon and wild Atlantic salmon.

Already, the majority of world supplies of high value fish such as Atlantic salmon, salmon trout, turbot, sea bass and sea bream are produced by farming. This means fresh fish can be delivered year-round with consistent quality on contract to processors, retailers and caterers, while at the same time reducing pressure on the scarce wild fish stocks of these species. The growing industrialisation of production has brought down farming costs for salmon and the farming costs of other mass volume species. Thus, all the benefits of modern intensive livestock production of land animals are now becoming available for fish.

It is also believed that, with increasingly scarce feed resources, the production of farmed fish will become more and more competitive with other animal protein production, due to the fact that fish enjoys feed-to-protein conversion ratios that are three times as efficient as poultry production, five times more efficient than pork production, and seven times more efficient than beef production. Roughly speaking, an effective fish farmer can achieve a feed conversion ratio of 1:1, in that one kg of live fish can be produced from only one kg of feed.

5.2.1 Global salmon supply

Catches of wild salmon have been relatively stable at about 700,000-1,000,000 tonnes per year over the past decade. Until the late 90-ties quantities supplied of wild salmon was much higher than the quantities of farmed salmon. 1999 was the first year with a higher supply of farmed salmon than wild salmon. In 2004, it is evident that farmed salmon is more important in terms of quantity; it constituted approximately 30 per cent of total salmon supply in 1993 and 60 per cent in 2004. The trend is expected to continue. In the future, fish farming will be key to meeting the growing demand for salmon, as wild catches are unlikely to increase. The graph below illustrates the catch of wild salmon and harvest of farmed salmon 1993-2004 (1,000 tonnes WFE):


2,500
2,000
1,500
1,000
500
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Wild salmon
Farmed salmon

Source: Kontali Analyse

5.2.2 Main drivers of expected growth in demand for farmed fish

Limited supply of wild fish

While global wild catches of fish seem to have stagnated and many of the most important species are showing declining yields, world aquaculture production continues to expand. Given that conventional fisheries are threatened by over-exploitation and increasing costs, production costs within aquaculture have shown a declining trend. Aquaculture is thus becoming a cost effective solution to the stagnating supply of wild fish.

Population growth

The world population is approximately 6.4 billion people. According to the United Nations, the world population will grow to almost 9.3 billion people by the year 2050. As previously mentioned, most wild fish populations are already over-exploited. Assuming a steady consumption per capita, increased demand from a growing population must be met by an increased supply from aquaculture.

Per capita consumption

In addition to significant population growth, the consumption of seafood per capita is also expected to increase. This can lead to an even larger gap between wild catches of fish and the demand for seafood in the future. This may further strengthen the aquaculture industry.

Market penetration

There has been an increased focus on the health aspects related to seafood over the past years. Seafood is regarded as a healthy alternative to meat products. Salmon and trout have during the last years achieved a higher global market penetration due to a stable supply of a broader variety of processed products. Consolidation within the industry has enhanced product development and improved distribution capability to global retailers.

Product development

The changing industry structure seems to enable the companies to change focus from production and to devote more focus on reaching new consumers through the development of new products. While the past represented a culture of producing fish mainly for smoking in the main markets, the industry is increasingly investing into product development in order to reach new customer groups and to win shelf space within modern distribution channels with products with more highly value added content.

Increased standard of living

Economic growth in Asia, Europe, the U.S., and parts of Eastern Europe has led to increased standards of living. The effect has been an increased demand for premium products. Salmon is characterised as a premium product in most markets and therefore growth prospects are best in developed countries.

Supply of Atlantic salmon

The global supply of Atlantic salmon has increased by more than 20 times since 1984, and the growth seems to continue despite some natural and political constraints. Norway and Chile are the production countries, which are believed to have the best natural resources, such as favourable water temperature and a coastline with good depth and flow-through characteristics.

In terms of future growth prospects, Chile faces certain challenges in developing a satisfactory infrastructure in order to fully take advantage of new farming regions, while Norway to a larger extent faces limitations due to extensive regulation and political limitations. Growth in North America, Great Britain, and the Faeroe Islands is limited due to a lack of good farming locations, political limitations as well as certain environmental restrictions.

Substitute products

Wild fish, chicken, pork and beef are the closest substitutes for farmed fish. Market prices of meat are expected to drop slightly in the global market due to the new agricultural reforms proposed by the EU. This is likely to influence total demand for fish products. However, fish farming better utilises scarce factors such as feed compared to substitute products. In the long-term, this may represent a competitive advantage. Furthermore, as production cost for chicken, pork and beef have been reduced very little over the past years, production of Atlantic salmon has experienced decreases in the production cost by close to 50 per cent since 1991.

In addition to the drivers mentioned above, other factors influence demand for farmed fish in a particular market, such as market size and maturity.

5.2.3 Main markets for Atlantic salmon

The EU, the USA and Japan are the main large markets for Atlantic salmon. The US is the fastest growing of the larger markets, but the EU market is nevertheless much larger. These main markets seem to be partly



independent of each other with regards to prices and demand, as one could see in 2003 when prices in Europe were very low compared to the relatively strong prices in the USA.

The US market

The total supply of Atlantic salmon to the US market was 304,300 tons in 2004, down from 311,100 tons in 2003, constituting a 2 percent decrease. The US share of total consumption increased from around 18 per cent to 26 per cent in the period from 1995 to 2004. The largest supplier is Chile. Canada has historically been a significant supplier, but problems with diseases have resulted in a decrease in supply the last year. On the other hand there has been a significant increase in supply not only from Chile, but also from the UK due to low prices in the European market.

The US market has historically been the fastest growing of the large markets for farmed salmon. U.S. consumers spend approximately BUSD 50 per annum on seafood products. Approximately 35 per cent of the seafood products are consumed through the retail segment while the hotel, restaurant and catering segment accounts for 65 per cent. Salmon is the most consumed seafood product after tuna and shrimp. The historical growth in the US consumption of farmed salmon is caused both by an increase in the availability of farmed salmon and a decline in the catching volume of wild pacific salmon. Also the total fish consumption in the US is rising

The current consumption has reached such levels, that it will be more challenging in the future to achieve double digit growth rates as experienced in the past, which was seen in the 2004 numbers. The per capita consumption of salmon is nevertheless still relatively low, and significantly lower than the per capital consumption of for example pig and poultry meat. The figure below shows the historical development the in supply volume for the US market in the period 1995 to 2004.


Tonnes wfe
Growth rate
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
30%
25%
20%
15%
10%
5%
0%
-5%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Quantity
Growth rate %

Source: Kontali Analyse

The EU market

The EU consumption of farmed salmon constitutes around half of the global consumption, with the largest share of the supply coming from Norwegian and Scottish salmon farmers. Supply to the EU market is much higher than to the US market in absolute terms, but the market is also more mature. Consequently the growth rates have historically been lower here. The supply of farmed salmon increased from 579,600 tons in 2003 to 586,200 tonnes in 2004, constituting a 1 per cent increase. The bulk of the salmon supplied to the EU market is still whole fresh fish, while the processing takes place in the market. On the other hand, the US market can be characterised as a market for processed fish as the bulk of the supply is processed fish from Chile.

While the US market has become more than three times larger since 1995, the EU market just doubled. However, the EU market was much larger in the first place. A consolidation in the retail segment has generated significantly larger supermarket chains in Europe, and stable supply of processed salmon products all year round will be a key factor contributing to a higher consumption of seafood in the future.

The largest individual market for farmed Atlantic salmon in the EU is France. This market is characterised by a particularly strong demand for smoked salmon in the Christmas season. As a consequence, EU consumption of salmon is normally highest in the forth quarter. The figure below shows the historical development the in supply volume for the EU market in the period 1995 to 2004.


Tonnes wfe
Growth rate
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Quantity
Growth rate %

Source: Kontali Analyse

The Japanese market

The supply of Atlantic salmon to Japan grow by 28 per cent from 2003 to 2004. Atlantic salmon constitutes a relatively small segment in Japan compared to the red flesh salmon segment which includes large trout, coho and sockeye. The main suppliers of Atlantic salmon to Japan are Norway and Chile. According to Kontali Analyse, dependent on the supply of the other farmed salmonides, and the size of the domestic wild chum fishery, a supply between 50,000-70,000 tons of farmed Atlantic salmon is expected in Japan going forward.

Japan has one of the highest seafood consumption per capita in the world, constituting up to 90 kg. However, the major part of Japanese seafood consumption is mainly within traditional fish species. In terms of quality requirements, the Japanese market is demanding. The country has a conservative culinary tradition, and as a result of this the Japanese market requires significant market development initiatives. Nevertheless the market is considered to have a considerable growth potential as Atlantic salmon gradually improves its position in people's consumption habits.

Over the last years the US has put pressure on Japan to reduce import duties on seafood products. If this succeeds, the market potential will improve further. The figure below shows the historical development the in supply volume for the Japanese market in the period 1995 to 2004. As the graph shows, the growth in the market has been low over a long period, even though there are some years with large increases or decreases.


Tonnes wfe
Growth rate
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
70%
60%
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Quantity
Growth rate %

Source: Kontali Analyse

Other markets

The markets for farmed salmon in the Eastern-European countries are relatively undeveloped, but these markets are nevertheless considered to have a significant potential for further growth. With the inclusion of Poland into the EU, Russia remains not only as probably the best developed market in the region, but also the market with the best growth prospects. During the first half of 2004, growth for fresh salmon alone was 70 per cent compared to the same period in 2003 (from 3,600 tonnes to 6,100 tonnes according to NSEC).

Asian countries other than Japan are also showing a positive development and good prospects. China and Hong-Kong stands out as the most exciting area, but consumers of farmed salmon also include countries such as Taiwan, South-Korea, Singapore, Malaysia, Indonesia, and the Arabic Emirates. Salmon exports to these countries are growing rapidly, but volumes are still relatively low. The Asian markets are characterised by a high population density, cultural tradition for seafood as well as improving purchasing power.

South America is another region with strong potential in the future. The first indications are positive, with increased salmon consumption in Brazil, among others. The increased demand is expected to be met mainly by exports from Chile.

The total supply to the other markets increased from 198,200 tons in 2003 to 234,600 tons in 2004. Norway is the largest supplier to the other markets, while Chile is the second largest. The figure below shows the historical development the in supply volume for the other markets in the period 1995 to 2004. According to Kontali Analyse, as these markets are relatively new, the growth is expected to be higher than the traditional markets going forward.


Tonnes wfe
Growth rate
250,000
200,000
150,000
100,000
50,000
0
40%
35%
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Quantity
Growth rate %

Source: Kontali Analyse

5.2.4 The production of Atlantic salmon

Value chain and structure of the salmon production

The figure below shows the value chain of the Norwegian salmon industry; with operational and financial figures for 2003.


OVA
Smolts
Ongrowing
Wellboat
Harvesting/ processing
Sales & Marketing
Transport
Appr. 15-20 producers of ova
Appr. 255 mill. Eggs + trout, arctic char and halibut ova appr. 39 mill
Appr. 180 smolt producing plants in operations
Total delivery in 2003 appr. 135 mill. smolt + appr. 17. mill trout + other species
150 companies with appr. 840 concessions in operation by the end of the year
Production appr. 496,000 tons salmon + 60,000 ton trout
Appr. 100 approved wellboats
Appr. 120 processing and packaging plants
Total harvest appr. 508,000 tons salmon + 75,000 tons trout. Total harvest appr. 583,000 tons
Appr. 120 exporters handling both exports and domestic distribution
20 of these sell 80% of the quantity
Transport to market carried out by Norwegian companies
MNOK 100
MNOK 1,000
MNOK 6,800
MNOK 300
MNOK 2,700
MNOK 900
MNOK 600
MNOK 1,100
MNOK 7,900
MNOK 8,200
MNOK 10,900
MNOK 11,800
MNOK 12,400

The industry is characterised by global competition with a number of multinational players. The industry has gone through a number of structural changes during the last years:

- *Consolidation:* Economies of scale have led to increased industrialisation, market power, stability of deliveries, and reduced geographical risk.
- *Vertical integration:* Improved logistics and product development.
- *Improved technology:* Better feeding and feeding technology, better salmon vaccines, routines and processes.

According to studies conducted by the Norwegian Directorate of Fisheries, the changes in the structure of the fish farming industry have helped to increase production efficiency and reduce production costs. In addition, diversification of production locations has reduced the risk borne by individual producers.

The main costs within the fish farming industry are related to feed, smolt, salaries, interest expenses, depreciation and insurance. The figure below shows the allocation of cost for Norwegian fish farmers in 2002.


Interest expenses 5%
Other 16%
Smolt 12%
Depreciation 5%
Salaries 8%
Insurance 2%
Feed 52%

Source: Norwegian Directory of Fisheries

In 2004 the total supply of farmed salmon amounted to approximately 1,338 thousand tonnes (wfe).

Atlantic salmon constituted the largest species with approximately 1,190 thousand tonnes (wfe). The largest growth potential for production of Atlantic salmon is expected to be in Norway and Chile due to geographical conditions. Norway is still the most important producer, but Chile is growing faster, and could exceed Norway's production within the next two or three years. While Atlantic salmon dominates in Norway, the production in Chile is more equally divided between Atlantic salmon, large trout and coho. Atlantic salmon is nevertheless the species growing fastest in Chile as well. UK and Canada are also important producers, but both countries have recently experienced slower development. Producers at Faeroe Islands have also had trouble the last year, facing problems related to poor economy and diseases.

Norway

Norway supplied 536,900 tonnes of farmed Atlantic salmon in 2004 (wfe), an increase of 6 per cent compared to 2003. Total exports reached a market value of NOK 11.2 billion, up from NOK 10.1 billion in 2003.

Fjord Seafood's share of produced salmon in Norway 2004 was approximately 7%.

Norwegian production and exports of salmon and large trout has grown significantly over the past years. But is has been a bumpy ride and while volumes have continued to grow, the total export value of salmon has not yet reached the peak from 2000.

Exports of salmon more than doubled from 1992 to 2000. Between 1993 and 1995 the harvest volume of salmon grew at a yearly rate of almost 20 per cent, and farmers at that point of time expected the growth rate to continue going forward. Due to an overly optimistic view on demand, decisions made in 1993 lead to production levels that were too high compared to the underlying demand in the market. As a consequence, prices fell at the end of 1995, and Scotland filed an antidumping complaint against Norway in 1996. This resulted in the Salmon Agreement between the EU and Norway in the middle of 1997, lasting until May 2003. In 2001 and 2002 the minimum import price in the Salmon Agreement did not reflect the actual world market prices, which hampered the exports and harvest in Norway.

Norwegian salmon is now exported to more than 130 countries with the EU as the largest market for Atlantic salmon and Japan as the largest market for large trout. Norwegian fjords provide good conditions for different types of fish farming activities. This is due to relatively stable temperatures, ample fresh and saltwater resources, covered fjord systems and a good infrastructure.

The industry in Norway is characterised by public regulations, feed quotas and concessions. The feed quota scheme is due to be abolished with effect from 2005. The regulations are set in order to prevent overproduction, protect the environment as well as maintain the minimum prices set by the EU. According to the Fisheries Directorate, production of salmon and trout for human consumption were produced by 882 licensed operations as of August 2004. Hordaland and Nordland are the counties with the highest number of the total of 1,700 sites along the Norwegian coast line.

Chile

In common with Norway, Chile has very good fish farming conditions, with steadily improving infrastructure and almost perfect natural conditions for aquaculture. From a production of almost zero in 1990, Chilean production of Atlantic salmon amounted to approximately 345,000 tons in 2004 (281,000 in 2003). Growth rates for Atlantic salmon were particularly high in 2000 (+ 64 per cent to 167,000 tonnes) and 2001 (+ 47 per cent). Due to the severe impact on market prices Chilean producers have tried to take down the production growth, but in 2004 the growth rate was above 20 per cent. While Atlantic salmon is the major species, Chile also has a significant production of Pacific salmon. Production of Pacific salmon has been stable around 110,000 tonnes the last years.

Fjord Seafood's share of produced salmon in Chile 2004 was approximately 8%.

Chilean producers have achieved somewhat lower costs than Norwegian aquaculture players, mostly due to lower investments and higher levels of equity. Combined with favourable US salmon prices the Chilean producers have achieved acceptable profitability on sales to their main market, the USA.

The industry structure in Chile is very different from that in Norway. First, there are fewer companies. Second, the industry is concentrated in a much smaller geographical are. Thirdly, the industry is much more focused on processing. In total, the Chilean industry has been more able than the Norwegians to adjust the production according to the prevailing demand in the market.

UK

The salmon farming industry in the UK has grown significantly over the past years, but production had a dip in 2004 as a consequence of the lower smolt release in the last years and the reduced biomass during 2003. In 2004 approximately 137,000 tons of Atlantic salmon were supplied, a decrease of over 15 per cent from 2003.

The UK producers of farmed salmon are concentrated in Scotland, the Shetlands and Orkneys, where the UK salmon has gained a high quality reputation, regarded ideal for smoking. As a result the UK fish obtains a higher average price in the EU market than most other producing countries. However, due to scarce access on good aquaculture sites, the production potential of the UK fish farming industry is almost fully exploited, which limits the potential for further growth in the UK fish farming industry.

Canada

From the early nineties the harvest quantity have increased significantly, passing 100,000 tons in 2002, before being reduced in 2003 because of severe disease problems. In 2004, Kontali estimates the total volume to be 89,000 tonnes. The large Canadian coast line provides the potential for producing much larger volumes of Atlantic salmon. However, conflicts of interests, especially the Indians' rights and the preservation of wild salmon, hamper the country's ability for further development. As a result of this, it is very difficult to obtain new licences. Canada exports mainly fresh, gutted salmon to the USA, where Canadian producers have a significant market position for this particular product. Canadian exports to the European market have so far been insignificant. Canada is also an important player in some Asian markets, utilising the competitive advantage of lower freight cost.

The USA

In 2004, Kontali estimates the US supply of Atlantic Salmon to be approximately 13,000 tonnes, a decrease of almost 30 per cent compared to 2003. Due to limited access to new good locations, there is not much potential for further growth. The US fish farmers produce mainly for domestic consumption.

Other salmon producing countries

The Faeroe Islands is estimated to have a production of approximately 37,000 tons of Atlantic salmon during 2004, which is a decrease of 20% compared to 2003. The decrease is related to disease problems and financial difficulties.

Ireland had a production of approximately 12,000 tons Atlantic salmon in 2004, a decrease of approximately 33 per cent compared to 2003 volumes. Ireland is the only salmon producing country within the Euro currency zone, and the country has just a few years ago organised a system of concessions. Lack of suitable locations explain why Ireland has experienced slow growth in production compared to most other producing countries.

Other players are Australia and Iceland with together about 1.7 per cent of global production of Atlantic salmon in 2004.

An overview of historic supply from the farming producing countries is presented in the table below.

Weight in 1,000 tons wfe	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**	**2002**	**2003**	**2004e**
Norway	292	316	343	411	422	411	444	508	537
UK	78	94	104	122	120	132	140	162	137
Chile	77	97	107	102	167	245	268	281	345
Canada	34	48	59	67	79	99	112	92	89
USA	18	19	21	23	22	21	13	18	13
Faeroe Islands	17	21	19	36	30	41	42	47	37
Ireland	14	16	17	19	19	24	22	18	12
Others	11	10	12	12	14	14	18	19	20
Total	**541**	**621**	**682**	**792**	**873**	**987**	**1,059**	**1,145**	**1,190**

Source: Kontali Analyse

5.2.5 Competition

Although high levels of M&A activity over the past few years have changed the structure of the industry significantly, the salmon industry is still rather fragmented, particularly in Norway. Although future consolidation may change this picture, the structure is expected to remain fragmented for many years to come both for political reason and due to the geographical conditions.

In the UK, Canada and Chile, the industry structure is less fragmented than in Norway. This is both because the industry is concentrated in smaller geographical areas, but also because of a different political approach to the industry. As a consequence, foreign ownership is rather the rule than the exception in these countries.

Nevertheless, despite the consolidation efforts primarily over the past 5 years, the industry remains relatively fragmented in a global context. No company control more than 20 per cent of the total output, and the 10 largest companies represent about 50 per cent of total production volume.



The figure below shows the number of seawater producers which represent 80 per cent of production In Norway and Chile.


80
70
60
50
40
30
20
10
0
70
55
45
35
18
11
Norway
Chile
1997 2000 2003

Source: Kontali Analyse

Apart from operational synergies within farming that can be generated from further consolidation, it is expected that larger companies will gain advantages in a number of areas and also be to the benefit for the industry in general. Size and integration are advantageous for R&D and product development and in order to compete on an equal footing with the major players in the international food and distribution industries. Furthermore, size is important in order to attract capital to the industry. This is particularly important after a few years of poor profitability, which has put strain on many balance sheets within the industry. Finally, the fragmented structure has proven unable to balance the growth in production with the prevailing demand in the market. The differences between Norway and Chile are striking in this regard. While the more concentrated structure in Chile manage to deal with the consequences of overproduction facing the industry back in 2001 in a relatively short time, the Norwegian producers seem to have underestimated the need to reduce production in order to balance the market. As a consequence, it may be argued that large integrated companies seem to be a precondition to achieve a more predictable market balance and to lift the industry to the next level.

6 Financial information

The following consolidated financial figures are taken from the Company's audited consolidated annual financial statements and from unaudited Q4 2004 interim financial statement. The Company's audited consolidated financial statement for 2003 has been included as Appendix III to this Pospectus. The unaudited Q4 2004 interim financial statement has been included as Appendix II.

6.1 Accounting principles

The financial statement has been prepared in accordance with the NGAAP and generally accepted accounting principles.

IFRS

Fjord Seafood will report according to International Financial Reporting Standards (IFRS) from the first quarter of 2005. The implementation effect related to transition to IFRS would be a reduction of book value of equity in the area of MNOK 180, mainly due to recognition of deferred taxes on farming licenses.

The equity ratio is estimated to be around 27.9% in the opening balance for IFRS, and in the IFRS balance sheet per year-end 2004 the equity ratio will be around 28.6%. In the loan agreement with Nordea it is agreed that changes in accounting principles should lead to the covenants being adjusted, in the other borrowings the issue has not been addressed. Fjord Seafood does not foresee any practical impacts to the groups financing from the introduction of IFRS.



6.2 Consolidated income statement

MNOK	2001	2002	2003	2004
Sales revenue	3,303	3,996	4,061	3,710
Other operating revenues	63	254	24	3
Total operating revenues	**3,366**	**4,250**	**4,085**	**3,713**
Transportation costs, goods sold	-295	-325	-332	-303
Net operating revenues	**3,071**	**3,925**	**3,753**	**3,410**
Change in inventory and adjust of value of inventory	-34	-80	-71	-54
Cost of materials	-2,194	-2,401	-2,446	-2,038
Wages, salaries, and other personnel expenses	-520	-657	-700	-606
Other operating expenses	-357	-556	-446	-414
Restructuring costs	0	-77	-29	0
EBITDA	**-34**	**155**	**60**	**299**
Ordinary depreciation	-202	-209	-181	-114
Write-down of fixed assets	-72	-91	-449	-3
EBITA	**-307**	**-145**	**-570**	**163**
Amortization of goodwill	-43	-48	-65	-59
Write-down of goodwill	-301	-29	-41	0
Amortization of badwill	0	16	8	9
Write-down of badwill	0	55	0	0
Operating profit (EBIT)	**-650**	**-151**	**-667**	**112**
Net interest expences	-196	-137	-172	-136
Net agio	14	49	-1	1
Restructuring costs financial/write downs	0	-48	-55	0
Other financial items	-22	-42	-25	0
Pre-tax profit (EBT)	**-855**	**-330**	**-919**	**-23**
Taxes	111	137	137	-5
Profit/loss for the period	**-743**	**-192**	**-782**	**-27**
Minority interest	1	2	0	1
Earnings per share (in NOK)	-7.04	-0.63	-1.77	-0.06
Earnings per share - diluted (in NOK)	-7.04	-0.63	-1.77	-0.06
Dividend per share	0	0	0	0

6.3 Consolidated balance sheets

(MNOK)	2001	2002	2003	2004
Licenses and rights	1,543	1,288	1,042	988
Goodwill	459	972	990	917
Tangible fixed assets	1,133	926	652	617
Deferred tax assets	32	136	289	260
Financial fixed assets	143	138	49	85
Total fixed assets	**3,310**	**3,460**	**3,021**	**2,867**
Inventory	1,211	1,122	1,039	869
Accounts receivable	488	548	537	482
Other receivables	148	128	119	83
Bank deposits, cash, and cash equivalents	169	77	105	100
Total current assets	**2,042**	**1,875**	**1,800**	**1,534**
Total assets	**5,352**	**5,335**	**4,821**	**4,400**
Share capital	202	427	475	476
Minority interests	2	1	2	1
Other equity	1,484	1,682	1,065	938
Total equity	**1,688**	**2,109**	**1,542**	**1,415**
Deferred tax	75	27	27	24
Other provisions for liabilities	36	6	3	2
Total provisions for liabilities	**111**	**33**	**30**	**26**
Debt to financial institutions	1,832	1,719	2,434	2,335
Otherlong-term liabilities	114	24	20	23
Total long-term liabilities	**1,945**	**1,743**	**2,453**	**2,358**
Debt to financial institutions	966	794	116	59
Accounts payable and other short-term liabilities	643	655	680	543
Total current liabilities	**1,609**	**1,450**	**796**	**602**
Total equity and liabilities	**5,352**	**5,335**	**4,821**	**4,400**

6.4 Consolidated statement of cash flows

MNOK	2001	2002	2003	2004
Pre-tax profit	-855	-330	-919	-23
Adjustment for write-downs and depreciation	617	310	873	187
Changes in inventory and accounts receivable/payable	16	4	91	23
Other adjustments	-52	-147	-76	-19
Cash flow from operating activities	**-275**	**-162**	**-31**	**169**
Proceeds from sale of fixed assets	23	7	64	18
Payment for purchase of fixed assets	-321	-122	-137	-152
Proceeds/payment for share/holdings	-91	-240	-3	82
Cash flow from investment activities	**-389**	**-355**	**-76**	**-52**
Net change in long-term debt	30	-49	685	-71
Net change in short-term debt	128	-90	-677	-56
Cash effect from hedging	0	34	0	0
Receipt/payment of equity capital	615	546	124	2
Cash flow from financing activities	**774**	**442**	**133**	**-125**
Exchange rate fluctuations, cash and cash equivalents	-2	-16	2	3
Net change in cash and cash equivalents	**108**	**-91**	**28**	**-6**
Cash and cash equivalents as of 01.01	61	169	77	105
Cash and cash equivalents as of 31.12	**169**	**77**	**105**	**100**

6.5 Comments to preliminary financial figures for 2004 and Q4

- Total operating revenues for the full year 2004 amounted to MNOK 3,713, which were MNOK 371 lower than in 2003. The reduction is mainly due to the divestment of processing activities in Norway and the sale of the farming operation ASM in the US.
- EBITDA for the full year was MNOK 299 which is an improvement of MNOK 240 from 2003. EBIT for the full year was MNOK 112 compared to MNOK – 667 in 2003.
- Total book value of assets by the end of 2004 was MNOK 4,400 which is MNOK 421 less than by the end of 2003.
- Booked equity for the Group by the end of 2004 was MNOK 1,415 which is 32.1% of the total capital. Corresponding figures by the end 2003 were MNOK 1,542 and 32.0%, respectively.
- As a consequence of changes in taxation of gain/loss on shareholdings in Norway the deferred tax assets for the group has been reduced with MNOK 50. Of this MNOK 48 relates to deferred tax positions that are hedging positions. Hedging positions has been put directly to equity and the tax effect of these positions has therefore been posted directly to equity. Summarised the change in taxation laws in Norway result in a tax expense of MNOK 2 and a direct reduction of equity with MNOK 48. This change has no cash effect.
- Net interest bearing debt by the end of 2004 was MNOK 2,295, which is a reduction of MNOK 150 compared to the end of 2003.
- The Group has obtained a waiver from Nordea regarding the debt covenants, for a period up to and including June 2005.
- Cash flow from operations for the full year 2004 was MNOK 169, a substantial improvement compared to MNOK –31 in 2003.
- Liquid funds by the end of 2004 were MNOK 100 which is MNOK 5 less than by the end of 2003. The group's total available liquidity was MNOK 368 at year end
- Total revenues in the fourth quarter of 2004 were MNOK 1,007 which is down 13% compared to same period last year. Operational profit before depreciation and amortisation (EBITDA) was MNOK 59 which is an improvement of MNOK 15 compared to same period last year.
- Operational profit (EBIT) was MNOK 16 in the fourth quarter, which is MNOK 175 better than the same period last year. Last year's EBIT includes non-recurring items of MNOK -186.
- Fjord Seafood had net financial costs of MNOK 28 in the quarter, compared to MNOK 109 in the same period last year. Last years figure includes restructuring and write downs of MNOK 55. The profit before tax in the quarter was MNOK –12 compared to MNOK –268 in the same period last year.
- Earnings per share for the quarter were NOK -0.03 compared to NOK –0.49 for the same quarter last year.

6.6 Segment information

Total operating revenues for the full year 2004 amounted to MNOK 3 713, which were MNOK 371 lower than in 2003. The reduction is mainly due to the divestment of processing activities in Norway and the sale of the farming operation ASM in the US.

EBITDA for the full year was MNOK 299 which is an improvement of MNOK 240 from 2003. EBIT for the full year was MNOK 112 compared to MNOK – 667 in 2003.



Chile

MNOK	Q4 04	Q4 03	Change	2004	2003
Total revenues	140	192	27%	619	587
EBIT	7	-48	n/a	63	-11
Harvested tons	6,828	9,573	-29%	26,015	24,640

Approximately 70% of the salmon produced in Chile is sold in the US market as fresh fillets. Compared to Q4 2003, revenues were down by MNOK 51.3 due to reduced harvest and lower prices. The reduction in volume is a result of leaving Coho and Trout farming. Airfreight costs for fresh products to the US increased again in Q4. Revenues net of freight were thus further reduced.

As a part of the modernization plan for the Chilean operation, costs related to site upgrade have been high in 2004. This has contributed to higher biomass cost for the harvested generation and thus reduced profit. Fjord Seafood Chile achieved an EBIT of MNOK 7.1 in Q4 2004. The Chilean peso has strengthened 12% towards US dollar from 2003 to 2004, which has contributed to increased costs in dollar terms.

USA

MNOK	Q4 04	Q4 03	Change	2004	2003
Total revenues	133	193	-34%	616	712
EBIT	8	-63	n/a	24	-299

The figures for 2003 include the farming operation ASM, which was sold in Q1 2004. In Q4 of 2003 ASM revenues were MNOK 27.0.

The smoked salmon entity in the US, Fjord Seafood Ducktrap, continues to show benefits from reduction in overhead cost and restructuring of business carried out in the beginning of the year. Sales in Q4 were somewhat down from the same quarter last year due to disposal of the mail-order business in Q2 2004, which normally had its peak in the last quarter of the year.

Fjord Seafood Sales USA delivered good results in the fourth quarter. The sale of salmon is developing well and the company is continuing to strengthen its relationship with key customers.

Norway

MNOK	Q4 04	Q4 03	Change	2004	2003
Total revenues	356	351	-4%	1,050	1,259
EBIT	-13	-6	n/a	10	-284
Harvested tons	12,439	7,482	66%	34,388	32,752

The prices of salmon have declined also in the fourth quarter, influencing both sales and profitability in Fjord Seafood Norway. Compared to Q4 2003 prices are down about NOK 0.15 per kg. Harvested volume was high in Q4 compared to last year, but last year a substantial volume of trading was contributing to high revenues. EBIT for the quarter ended at MNOK –12.5.

The Q4 result has been influenced by some special events. During the quarter the fresh water unit, Trollbukta, was sold with a loss. Furthermore, in the seawater operations, increased mortality was registered at the sites Selvågen and Nonsåa due to very low oxygen level in the water. The low oxygen level resulted in bacterial infection and consequently destruction and early harvest of fish. In addition, there have been losses as a result of the severe winter storms. Total losses related to these events are MNOK 15.4.

The growth has been low in Q4 due to feed quota limitations.

Belgium

MNOK	Q4 04	Q4 03	Change	2004	2003
Total revenues	325	329	-1%	1,213	1,131
EBIT	26	25	4%	84	68

Fjord Seafood Pieters continued its improvements in Q4 compared to 2003. Sales to key accounts in the retail- and the food service segments have shown a favourable development. On a full year basis, higher retail sale



were the major contributor to the overall sales growth. Sales to this segment constituted ~60% of the total – where most is private label products for the large European retail chains.

Changes in the product mix and improvement projects have contributed to improved margins. Q4 EBIT was MNOK 26.3.

The Netherlands

MNOK	Q4 04	Q4 03	Change	2004	2003
Total revenues	71	69	2%	288	337
EBIT	5	3	65%	16	20

The supply of plaice has been unstable and the prices have been very volatile for a long period, and Fjord Seafood Sterk therefore continues to change the product mix to reduce its dependency on plaice.

Compared to last year, sales to the UK market have decreased. The development in the main market in Germany has been good. EBIT for the quarter was MNOK 5.1 and for the year 2004 it was MNOK 15.5. EBIT for 2003 include gain from sale of property with MNOK 16,4.

France

MNOK	Q4 04	Q4 03	Change	2004	2003
Total revenues	105	108	-2%	350	332
EBIT	4	6	-30%	5	6

Fjord Seafood LMB and Fjord Seafood Appeti' Marine showed improvement in their operating performance compared to last year due to restructuring efforts and product pruning. Despite the reduced number of products the operations have increased their revenues in 2004.

Fjord Seafood Rolmer continues to struggle and it was therefore decided to scale down production and concentrate on fewer products. Costs related to the restructuring are included in the figures (~MNOK 0.7). Q4 EBIT for the French operations was MNOK 4.0. Last years EBIT included gain on sale of property with MNOK 2.2.

Scotland

MNOK	Q4 04	Q4 03	Change	2004	2003
Total revenues	49	44	11%	117	164
EBIT	3	-35	n/a	-2	-50
Harvested tons	1,668	1,295	29%	5,820	5,239

The Scottish production is mainly sold internally to Fjord Seafood Pieters for final sales to mainland retail chains. Remaining sales are to the British market, mainly as whole fish. The operation shows great improvement compared to last year thanks to the restructuring efforts. Q4 EBIT was MNOK 3.2.

6.7 Recent events

Fjord Seafood ASA purchased 11.25 million shares in Cermaq ASA for NOK 28.5 per share, amounting a total of MNOK 320.6 on 18 February 2005. This equals 12.9% of Cermaq's total number of outstanding shares. Sellers of the shares are NorgesInvestor II AS and AHW Invest AS. The purchase of the shares in Cermaq is meant as a catalyst for a future integration of Cermaq and Fjord Seafood. Based on this transaction, the Board of Fjord Seafood wishes to invite the Board and corporate management of Cermaq, as well as the company's major shareholder, to discuss whether a merger between the two companies could lead to further value creation for the shareholders of both Cermaq and Fjord Seafood.

The start of 2005 has shown positive development in the prices of salmon both in Europe and in the US.

6.8 Investment

Fjord Seafood has divested all US fish farming operations in 2004. The subsidiary Atlantic Salmon of Maine LLC (ASM) was sold during the first quarter, and the sales price was approximately MNOK 65. The book value of the company was equal to sales price so there was only a minor profit and loss effect from the sale in 2004. During the first quarter also the activities in Switzerland was sold at book value, and the price was approximately MNOK 10.

In 2003 Fjord Seafood acquired a minor Spanish company, Pescados Delfiordo S.L.U, which is a sales company for salmon into the Spanish market. Purchase price was MNOK 1. The same year the Norwegian company Byrknes Fiskemottak AS was acquired for a price of MNOK 5.6.

In 2002 the joint venture, Fjord Domstein Holding, 50% of which was owned by Fjord Seafood ASA and 50% by Domstein ASA, was dissolved through a demerger with accounting effect as per 1 July 2002. Fjord Domstein Holding was 100% owner of the Pieters Group and the Enghav Group. Through the demerger, the Fjord Seafood Group acquired the Pieters Group, and Domstein acquired the Enghav Group. Fjord Seafood accounted for this as a disposal of the investment in Fjord Domstein Holding. The profit recognised in the accounts in this regard was MNOK 200.5. Furthermore, in accordance with the transaction principle, this transaction was treated as an acquisition of the Pieters Group.

Calculation of goodwill was based on book value of assets at the time of the takeover, 1 July 2002. Goodwill in the acquisition of the Pieters Group were MEUR 99.2, and the dissolution of Fjord Domstein Holding lead to a reduction of book value of goodwill of MEUR 20,9, so the net increase in goodwill was MEUR 78.2.

In 2004 Fjord Seafood sold its 34% ownership in the associated company Fjord Marin ASA.

In 2004 Fjord Seafood has made major investment in the Kongsmoen facility (MNOK 16.5) and the Rio Blanco facility in Chile (MNOK 31.9)

6.9 Debt structure

Fjord Seafood's main bank is Nordea.

MNOK 2,380 multicurrency loan and guarantee facility dated 18 February 2003

On 18 February 2003 the Company and Nordea Bank Norge ASA, as arranger, facility agent, and security trustee signed a 5-year (unless otherwise noted) loan facility for originally up to NOK 2,380 million (the "Loan").

The applicable loan margin is between 90 and 300 basis points, actual pricing is 250 basis points.

The documentation for the Loan consists of four tranches (Facility A, B, C and D).

Facility A

Facility A is a multi currency term loan of originally MNOK 1,535 which through repayments has been reduced to an outstanding of MNOK 1,380.

The repayment of Facility A will be in accordance with the following amortisation schedule:

Date	Repayment	
30.06.2005 *	NOK	100,000,000
31.12.2005	NOK	100,000,000
30.06.2006	NOK	100,000,000
31.12.2006	NOK	100,000,000
30.06.2004	NOK	100,000,000

*) Due to waiver from Nordea, the repayment on 30.06.2005 amounts to MNOK 50.

5th Anniversary: The remaining outstanding amount of Facility A

Facility A is also subject to additional repayments, if the free cash flow (after adjustment of working capital changes) in a given financial year is above MNOK 200. Such cash sweep shall be limited to MNOK 100 and will also be reduced if such sweep causes the Company to have problems meeting its loan covenants on liquidity. The cash sweep shall be measured exclusive of operations in Fjord Seafood Chile and in Fjord Seafood Europe.



Facility B

Facility B is a multi currency revolving credit facility of up to MNOK 550.

Facility B is available for drawings on a fully revolving basis throughout its term. It is a condition precedent to each drawing that there is no breach of any representation and warranty and that there is no event of default.

Facility C

Facility C is a multi currency bullet loan in the amount of MNOK 200 with repayment in full on 18 February 2006.

Facility D

Facility D was a multi currency term loan of originally MNOK 45. The loan has subsequently been repaid.

Summary

The applicable margin for Facility A, B, C and D will be calculated on a ratchet based on the ratio of net interest bearing debt ("NIBD") divided by EBITDA. The applicable margin will be between 90 and 300 basis points p.a. The applicable margin will be added to the relevant interbank market rates as applicable.

The financing is subject to the following financial covenants

- Permitted ratios of NIBD divided by EBITDA (with NIBD defined as consolidated total borrowings less consolidated cash or cash equivalents and EBITDA defined as earnings before interest, taxes, depreciation and amortisation of goodwill). The maximum permitted ratio is currently 5.1:1 decreasing gradually to 3.5:1 from Q4 2006.
- Until the total debt/equity is below 80 per cent, The Company shall also maintain a minimum liquidity (cash and available facilities) of NOK 300 million for the group as a whole and MNOK 175 for the "Nordea Units"
- Equity/total assets should be in excess of 34.5 per cent rising to 37.5 per cent from Q4 2004

The Company is also subject to certain other customary covenants including CAPEX restrictions and change of control.

Loan facilities – Chile

Fjord Seafood Chile has local loan facilities in Chile drawn predominantly upon Chilean banks. The facilities consist of

- Term Facility with an outstanding of MUSD 22.7 and semi-annual repayments of MUSD 3.35 until June 2008.
- MUSD 7.4 revolving facility maturing in June 2006.
- In addition, the Chilean operation has obtained a MUSD 2.4 loan from Eksportfinans with fixed interest rate of 2.7%.

Depending on the financial performance of the Chilean operations, the applicable loan margin is between 200 and 300 basis points (200 basis points short term and 300 basis points long term). The facilities contain financial covenants regarding profitability and gearing. In addition, the facilities are subject to restrictions on capital expenditure as well as the giving of dividends.

Loan facilities – Fjord Seafood Europe

Fjord Seafood Europe maintains several long-term loans as well as overdraft facilities. However, the majority of the financing lies with ING, KBC and ABN Amro. Margin on floating rate financing is between 95 and 125 basis points. The actual interest bearing debt is about MNOK 155. The loans have covenants regarding solvability and gearing. The facilities have in addition covenants on approval of dividends.

Summary

Fjord Seafood ASA has drawn all its long-term loans in NOK. The total loan amount is MNOK 1,970, and the average interest rate at the end of 2004 is 4.51%.

Year	Repayment	
2005	NOK	150,000,000
2006	NOK	400,000,000
2007	NOK	200,000,000
2008	NOK	1,220,000,000
Total	NOK	1,970,000,000

6.10 Hedging policy

The Group has developed a hedging strategy for its foreign currency exposure, where lending to and investments in subsidiaries are hedged by borrowing in the same currency or by the use of derivatives. In addition, the currency exposure on ordinary purchases and sales is hedged as it occurs. 80% of revenues are in other currencies than NOK, mostly in USD, YEN, BGP, EUR and CLP.

Accounts receivable and debt in foreign currencies are valued at the year-end exchange rate.

Accounts receivables associated with sales in foreign currencies and sales in foreign currencies are largely hedged by forward exchange contracts. Forward exchange contracts are reported through the profit and loss statement. The Group also uses foreign currency exchange rate options as instruments to hedge future sales.

The group has entered into long term currency swaps to hedge investments in foreign operations and loans to foreign subsidiaries. Gains or losses on these financial instruments are booked against the group's equity for the part that relates to the hedging of investment in subsidiaries. In the parent company accounts the gain or loss are booked towards the shareholding in subsidiaries. The remaining gain or loss on the long term currency swap, which will relate to loans to subsidiaries, are booked in the profit and loss account.

Interest hedging instruments are not carried in the balance sheet; the effect from this hedging is reported in the profit and loss account for the period that it relates to.



7 Share capital and shareholder matters

7.1 Current share capital

As of the date of this Prospectus, the Company's share capital, fully paid, is 475,598,081, divided into 475,598,081 shares, each with a nominal value of 1. The share capital is fully paid.

After the Share Issue, the Company's share capital will be up to 600,998,081, divided into up to 600,998,081 shares, each with a nominal value of 1.00.

After the deduction of the costs associated with the Share issue, the aggregate share premium shall be allocated to the Company's share premium reserve.

7.2 Share capital development

The development in the Company's share capital since 1998 is shown in the table below.

Date	*Change in* share capital (NOK)	Total share capital (NOK)	*Change* number of shares	Total number of shares	Par value (NOK)	Comments
26.03.98	5,823,080	23,998,080	582,308	2,399,808	10	Merger with SL-Fjord Holding AS and Fagervik Laks AS.
26.10.98	11,410	24,009,490	1,410	2,400,949	10	Private placement towards employees
26.10.98	55,000	24,064,490	5,500	2,406,449	10	Private placement towards minority shareholders in Draugen AS
26.10.98	222,000	24,286,490	22,000	2,428,649	10	Minority shareholders in acquired companies are bought out with settlement in shares
01.03.99	3,800,000	28,086,490	380,000	2,808,649	10	Merger with Nerøy Fiskeoppdrett.
04.03.99	40,000	28,126,490	4,000	2,812,649	10	Private placement towards minority shareholders in Kongsmoen Settefisk
28.10.99	9,680	28,136,170	968	2,813,617	10	Private placement towards employees
31.01.00	-	28,136,170	-	28,136,170	1	Split 1:10
07.07.00	1,355,630	29,491,800	1,355,630	29,491,800	1	Acquisition of Saga Lax Seafood AS
10.08.00	18,757,447	48,249,247	18,757,447	48,249,247	1	Merger with the salmon farming activities of Domstein ASA
11.08.00	1,802,200	50,051,447	1,802,200	50,051,447	1	Merger with Gigante Havbruk AS
22.08.00	36,775	50,088,222	36,775	50,088,222	1	Private placement towards employees
15.09.00	14,000,000	64,088,222	14,000,000	64,088,222	1	Placement to institutional investors in connection with listing
13.10.00	1,298,600	65,386,822	1,298,600	65,386,822	1	Private placement towards selling shareholders of Sisomar
07.11.00	4,842,170	70,228,992	4,482,170	70,228,992	1	Merger with Euro Laks AS
09.04.01	746,228	70,975,260	746,228	70,975,260	1	Acquisition of Sogn Marine Farm
03.05.01	14,000,000	84,975,260	14,000,000	84,975,260	1	Acquisition of ContiSea, LLC
22.10.01	116,666,667	201,641,927	116,666,667	201,641,927	1	Directed offering
08.07.02	175,416,664	377,058,591	175,416,664	377,058,591	1	Private Placement
01.08.02	15,318,142	392,376,733	15,318,142	392,376,733	1	Repairment
06.09.02	35,000,000	427,376,733	35,000,000	427,376,733	1	Private placement of shares to Enghav Holding (acquisition of Pieters NV)
02.10.02	27,018	427,403,751	27,018	427,403,751	1	Non-tradable pre-emptive rights share issue (synthetic subscription rights issue)
20.01.03	11,200,000	438,603,751	11,200,000	438,603,751	1	Placement in connection with cooperation agreement with Samherji
04.11.03	36,363,636	474,967,387	36,636,363	474,967,387	1	Private placement
26.03.04	630,694	475,598,081	630,694	475,598,081	1	Exercise employees options program

Cd

7.3 Exchange information

Fjord Seafood has been listed on Oslo Børs since 19 September 2000 under the ticker FJO. Fjord Seafood's shares are registered in VPS, with security ISIN- NO 000 3102600. Fjord Seafood's VPS registrar is Nordea Bank Norge ASA.

7.4 Shareholder structure

As of 7 March 2005, Fjord Seafood had 9,503 shareholders registered in the VPS, of which 9,308 were Norwegian and 195 were foreign. Foreign shareholders held 7.71% of the share capital.

The following table lists the twenty largest shareholders of Fjord Seafood registered in the VPS as of the same date.

Shareholder	# of shares	%
Domstein ASA	53,418,164	11.2%
Domstein Enghav AS	35,000,000	7.4%
Odin Norge	23,836,720	5.0%
Odin Norden	21,069,607	4.4%
Credit Suisse First Boston	11,000,000	2.3%
Vital Forsikring ASA (omløp)	6,203,100	1.3%
Torgnes AS	6,045,484	1.3%
West Coast Invest AS	6,000,000	1.3%
Vicama AS	5,372,500	1.1%
MP Pensjon	5,121,000	1.1%
Jobas AS	4,781,000	1.0%
Fondsfinans ASA Egenhandelskonto	4,752,422	1.0%
Per M. Hjelde	4,292,000	0.9%
Umoe Invest AS	3,400,000	0.7%
Institusjonen Fritt Ord	3,200,000	0.7%
Torgnes Invest AS	3,133,551	0.7%
Saga Lax Norge AS	2,617,900	0.6%
Wakco AS	2,600,000	0.5%
Saga Lax AS	2,505,434	0.5%
Fortius A/S	2,500,000	0.5%
Total top 20	**206,848,882**	**43.5%**
Others	268,749,199	56.5%
Total	**475,598,081**	**100.0%**

Fjord Seafood ASA is legally the owner of 596,400 shares in Fjord Seafood ASA, which represents 0.1% of the share capital. These shares were purchased in the financial market in 2001, and price was MNOK 19.32. Own shares are recorded at nominal value (NOK 1.00) and charged against paid in equity. The Company has currently no plans to dispose the shares.

7.5 Share price development

The graph illustrates the share price development since January 2002 until today and volume. [to be updated before printing]

62


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Fjord Seafood share price

Source: Datastream

7.6 Authorisations

7.6.1 Authorisation to issue new shares

At the AGM of the shareholders held on 7 May 2004, the Board of Directors of Fjord Seafood was granted the following authorisations:

The AGM gave the board of directors the following authorisation in connection with the company's option scheme:

- (i) The board of directors is authorised to increase the company's share capital by up to NOK 15,000,000.
- (ii) The authorisation may only be used to issue shares in connection with the company's option scheme.
- (iii) The pre-emptive rights of existing shareholders may be waived.
- (iv) The authorisation is effective up to and including 6 May 2006.
- (v) The authorisation may be utilised in an acquisition, cf. section 5-15 of the Stock Exchange Act.
- (vi) Previous authorisations for the board of directors to increase the share capital are withdrawn.

In addition, the AGM gave the board of directors the following authorisation:

- (i) The board of directors is authorised to increase the company's share capital by up to NOK 50,000,000.
- (ii) The authorisation may be used to approve one or more share issues.
- (iii) The authorisation covers a capital increase by means of non-cash contributions, the right to incur special obligations for the company, cf section 10-2 of the Public Limited Companies Act, and decisions on mergers pursuant to section 13-5 of the Public Limited Companies Act.
- (iv) The pre-emptive rights of the existing shareholders may be waived.
- (v) The authorisation is effective until the ordinary general meeting in 2005, but no later than 30 June 2005.

As of the date of the Prospectus, Fjord Seafood has not issued any shares according to these authorisations.

7.6.2 Authorisation to acquire own shares

The Company has no authority to acquire own shares.

7.7 Share options

Option Scheme 1

Option Scheme 1 was set up in September of 2002. Under the scheme, 44 employees have the right to purchase a total of 7,230,001 shares in Fjord Seafood ASA at a price of NOK 3,- per share. The options are exercisable until 30 September 2005. If the holder wants to exercise the option before September 2005, a request to the board needs to be done (the process takes minimum 4 weeks).

Option Scheme 2

An individual share option plan was established for the Group CEO in March 2004, whereby he has been awarded 2,000,000 options, with an exercise price that has been set at NOK 3.75 per share. The structure of the scheme is that 1/3 of the options can be exercised for the first time after May 1 2004, 1/3 after May 1 2005 and 1/3 after May 1 2006. The scheme gives Helge Midttun the right to accumulate his options, and the plan expires June 1 2006.

7.8 Shareholder agreements

The Company is not aware of any agreements between its shareholders relating to the holding of shares in Fjord Seafood.

7.9 Shareholder rights

7.9.1 Share classes and voting rights

Share classes

Fjord Seafood has one single share class.

Voting rights

Each share in Fjord Seafood carries one vote, and is equal in all respects.

As a general rule, resolutions that shareholders are entitled to make pursuant to Norwegian law or Fjord Seafood's Articles of Association require a simple majority of the votes cast. In the case of election of directors to the Board of Directors, the persons who obtain the most votes cast are deemed elected to fill the positions up for election. However, as required under Norwegian law, certain decisions, including resolutions to waive preferential rights in connection with any share issue, to approve a merger or de-merger, to amend Fjord Seafood's Articles of Association or to authorise an increase or reduction in the share capital, must receive the approval of at least two-thirds of the aggregate number of votes cast as well as at least two-thirds of the share capital represented at a shareholders' meeting. Norwegian law further requires that certain decisions which have the effect of substantially altering the rights and preferences of any shares or class of shares receive the approval of the holders of such shares or class of shares as well as the majority required for amendments to Fjord Seafood's Articles of Association. Decisions that (i) would reduce any shareholder's right in respect of dividend payments or other rights to the assets of Fjord Seafood or (ii) restrict the transferability of the shares require a majority vote of at least 90 per cent of the share capital represented at the general meeting in question as well as the majority required for amendments to Fjord Seafood's Articles of Association. Certain types of changes in the rights of shareholders require the consent of all shareholders affected thereby as well as the majority required for amendments to Fjord Seafood's Articles of Association.

In general, in order to be entitled to vote, a shareholder must be registered as the beneficial owner of Shares in the share register kept by the VPS. Beneficial owners of Shares that are registered in the name of a nominee are



generally not entitled to vote under Norwegian law, nor are any persons who are designated in the register as holding such Fjord Shares as nominees.

7.9.2 Trading rights

The Company's articles of association do not contain any limitations with regard to trading of the shares.

7.9.3 Limitations on the right to own shares

Neither the articles of association nor current company legislation limit the right to own shares in the Company.

7.9.4 Shareholder and dividend policy

Shareholder policy

Restriction on Ownership of Shares

The Articles of Association of Fjord Seafood contain no provisions restricting foreign ownership of Shares. There are no limitations under Norwegian law on the rights of non-residents or foreign owners to hold or vote the Shares.

Additional Issuances and Preferential Rights

All issuances of Fjord Shares by Fjord Seafood, including bonus issues, require an amendment to the Articles of Association, which requires the same vote as other amendments to the Articles of Association. Furthermore, under Norwegian law, Fjord Seafood's shareholders have a preferential right to subscribe for issues of new shares by Fjord Seafood. The preferential rights to subscribe in an issue may be waived by a resolution in a general meeting by the same vote required to approve amendments to the Articles of Association. A waiver of the shareholders' preferential rights in respect of bonus issues requires the approval of all outstanding shares, irrespective of class.

Under Norwegian law, bonus issues may be distributed, subject to shareholder approval, by transfer from Fjord Seafood's free equity or from its share premium reserve. Such bonus issues may be effected either by issuing shares or by increasing the par value of the shares outstanding.

The issuance of shares to holders who are citizens or residents of the United States upon the exercise of preferential rights may require Fjord Seafood to file a registration statement in the United States under United States securities laws. If Fjord Seafood decides not to file a registration statement, such holders may not be able to exercise their preferential rights and in such event would be required to sell such rights to eligible Norwegian persons or other eligible non-US holders to realise the value of such rights.

Dividend Policy

Fjord Seafood wants to create financial value for its owners by securing growth and profitability. The value created in the company should be reflected in higher share price and dividends.

The long term objective is to pay out about 30 per cent of its result to its shareholders, provided that the company has an adequate liquidity and equity ratio.

Under Norwegian law, no interim dividends may be paid in respect of a financial period as to which audited financial statements have not been approved by the annual general meeting of shareholders, and any proposal to pay a dividend must be recommended or accepted by the directors and approved by the shareholders at a general meeting. The shareholders at an annual general meeting may vote to reduce (but not to increase) the dividends proposed by the directors.

Dividends in cash or in kind are payable only out of (i) the annual profit according to the adopted income statement for the last financial year, (ii) retained profit from previous years, and (iii) distributable reserves, after deduction of (a) any uncovered losses, (b) the book value of research and development, (c) goodwill, (d) net deferred tax assets recorded in the balance sheet for the last financial year, (e) the aggregate value of any treasury shares Fjord Seafood has purchased or been granted security over during the preceding financial years, (f) any credit or security given pursuant to sections 8-7 to 8-9 of the Norwegian Public Limited Companies Act and provided always that such distribution is compatible with good and prudent business practice with due regard to any losses which may have occurred after the last balance sheet date or which may be expected to occur. Fjord Seafood cannot distribute any dividends if the equity, according to the balance sheet, amounts to less than ten per cent of the total balance sheet without following a creditor notice procedure as required for reducing the share capital.

Under Norwegian foreign exchange controls currently in effect, transfers of capital to and from Norway are not subject to prior government approval except for the physical transfer of payments in currency, which is restricted to licensed banks. Consequently, a non-Norwegian resident may receive dividend payments without Norwegian exchange control consent if such payment is made only through a licensed bank.

Fjord Seafood's Board of Directors considers the amount of dividend (if any) to recommend for approval by Fjord Seafood's shareholders, on an annual basis, based upon the earnings of Fjord Seafood for the year just ended and the financial situation of the Company at the relevant point in time.

7.9.5 Information policy and investor relations

Fjord Seafood endeavours to provide all market participants with timely and equal information. In addition to current notifications to Oslo Børs, the Company arranges investor presentations in connection with quarterly and annual financial reporting. On certain occasions, the Company also arranges meetings with investors.

Fjord Seafood also pursues an open information policy towards the media and other stakeholders.

From October 2004 Oslo Børs introduced a marking of companies providing a defined set of investor relation information for the market on their websites. Fjord Seafood has obtained both the "I" and the "E" mark. The "I" mark acknowledges that the Company has met certain extended information requirements in the relevant benchmark period. The "E" mark requires the Company to make all information available in English.

Fjord Seafood has established a policy for good corporate governance in accordance with applicable recommendations, including recommendations from Oslo Børs. It is a goal that the shareholders will have reasonable opportunity to exercise their power as owners, that the Board of Directors will look after all of the shareholders' interests for the common good, and that the Board of Directors and the management work together in a professional manner.



8 Risk factors

A subscription of the New Shares offered by this Prospectus involves a high degree of risk. The following factors, in addition to the other information contained in this Prospectus, should be carefully considered before making any such subscription. Included in this Prospectus are various "forward-looking statements", including statements regarding the intent, opinion, belief or current expectations of the Company or its management with respect to, among other things, (i) goals and strategies, (ii) plans for new product development, (iii) marketing plans, the Company's target market, (iv) evaluation of the Company's markets, competition and competitive position, (v) trends which may be expressed or implied by financial or other information or statements contained herein, and (vi) outcomes of disputes. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and outcomes to be materially different from any future results, performance or outcomes expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the risk factors described below and elsewhere in this Prospectus.

Macroeconomic fluctuations

The demand for farmed fish is strongly influenced by the consumer's buying power and the global economic development. Changes in the consumer habits and behaviour will influence the demand for fish in the regions where the Group is operating, and may have a negative impact on its turnover and profit.

Changes in interest rates

The Group's net profit/loss depends on financial costs, as the Group has considerable interest-bearing debt. About 55 per cent of the Group's debt is debt in NOK and about 26 per cent is debt in USD. If there is an increase in Norwegian interest rate of 1 per cent, the Group's interest expenses will increase by NOK 12.9 million per year.

Currency fluctuations

Because a portion of Fjord Seafood's business is conducted in currencies other than Norwegian Kroner, the Company will be exposed to volatility associated with foreign currency exchange rates in the course of business. There can be no assurance that the Company will not experience currency losses in the future. The most important currencies are NOK, USD and EUR, but GBP is also important.

Share price volatility

The Fjord Seafood share price could experience substantial fluctuations caused by a number of factors. Many of these will be outside the Company's control and may be independent of its operational and financial development. Factors which may affect the share price include the following (the list is not exhaustive):

- Reactions to quarterly and annual reports published by the Company
- Changes in analysts' estimates
- Changes in the aquaculture industry in general
- Changes in market and financial prospects
- Rumours and speculation in the market

Variability of operating results

The Company's operating income/loss and operating results can vary from month to month. The Company's operating income is difficult to forecast due to changes in technology, the competitive environment, and other general economic and market conditions. Unanticipated difficulties in pursuing the Company's business strategy as described in this Prospectus could have a material adverse effect on the Company's business, operating results, or financial condition.

Industry

Prices, supply and demand

The main market risk is associated with the demand for aquaculture fish. Overproduction may lead to a fall in prices and in turn materially affect the Company's profitability. The aquaculture industry is characterised by heavy competition and many global competitors. The demand for aquaculture fish is to a great extent influenced by a number of external and uncontrollable factors. Any shift in the demand may lead to lower sales prices and may have a negative impact on the company's turnover and profit.

Increasing prices will entice new entrants and increased supply of salmon, as occurred in 2003, with the consequent low prices causing financial difficulties for all companies in the industry. Consolidation of the farming businesses tends to accelerate under such conditions.

The supply/demand balance could be changed by new producer nations of salmon and salmon trout entering the market, although at this stage there is no evidence of a major new producer entering the market. If a new species of seafood is introduced and commercialised, this may cause substitution away from salmonides. A failure to meet such a development could adversely affect the Group's operating results and financial condition.

The production of salmon is a global business with producers in several different countries. The historic profitability of the industry and the continuing growth in demand has attracted new entrants, particularly in Chile. Over-production and low prices have encouraged the acceleration of consolidation and integration in the industry. Economies of scale and the need for a strong capital base are likely to encourage further consolidation.

There are a number of barriers to entry offsetting expansion into the industry:

- The requirement for permits to farm fish (licenses) which prevail in all relevant jurisdictions
- Increasingly fewer and bigger key customers
- Customer demand with regard to stable deliveries and a diversified portfolio of product (species) and
- The need for an adequate capital base to survive volatile prices

Feed cost and resource situation

Feed costs accounts for an important part of the production cost (50 per cent). Fluctuations in price of fish feed could have an impact on industry's profitability. The price of fish feed is dependent on the global market for protein meal and fish and vegetable oils.

Natural limitations in the resources of the sea may lead to a shortage of fish meal and fish oil in the world. Fish meal and fish oil are critical input factors in the production of feed for fish farming products.

The market for the Company's products and services is competitive. The failure of the Company to maintain a competitive product and services offering could have a material adverse effect on the Company's business, operating results or financial condition.

Operational risk

Disease

Natural conditions such as climate, disease and algae/jellyfish will be of crucial importance for when and how much salmon is available in the market.

Disease is a major risk element facing companies within the aquaculture industry. In connection with outbreaks of diseases, in addition to direct losses of fish, the Company may have to carry out expensive measures such as forced slaughtering, disposal of slaughtered fish and medication.

Loss of smolt and fish in sea can result in limited production capacity and reduce the Company's farming operations and capacity to deliver in accordance with contractual obligations. As a consequence, disease outbreaks may have negative effects on the Company's operating results and financial condition.

Some of the main diseases facing fish farmers are presented below:

Infectious Salmon Aanaemia (ISA) is caused by a virus and transmitted by infected fish or dead organic materials. The virus has a short life cycle, and is not found in fresh water. ISA was first discovered in Norway in 1984, and contributed to enormous fish losses around 1990. ISA was identified in salmon in the New Brunswick industry in 1997. While SSF is trialing an experimental vaccine, prevention is the focus of the company's risk management practices. The industry has taken a number of steps to reduce the risk of ISA related losses including eliminating the discharge of blood water, maintaining its existing degree of separation between sites, fallowing areas which have experienced ISA, institution of single year class management practices, restricting the movement of boats and equipment from infected areas, and rapid removal of any cages which test positive.

Furunculosis is caused by the bacteria Aeromonas salmonicida, and may be transmitted through water or direct contact. Import of smolt from Scotland in 1985 reintroduced this disease in Norway. In 1991 this disease was widespread in almost all farming areas in addition to many watercourses in Norway. Better vaccines are the main reason why this disease is of no significant threat today. The illness has never been proved to exist in Chile.

Viral Haemorrhagic Septicaemia (VHS) is caused by a virus that can affect rainbow trout, mainly in freshwater. Because the virus can be present in sites with no infected fish, the ways and causes of infection are unclear. This disease is most common for small size fish and marine fish can be carriers for this virus.

Infectious Pancreatic Necrosis (IPN) and Infectious Haemeopatic Necrosis (IHN) are highly contagious viral diseases of trout and salmon. High mortality is typically experienced, especially in fry and fingerling rainbow, brook and brown trout. The IPN virus also causes mortality in striped bass, sea bass, menhaden, halibut, yellowtail and eel. Viral diseases occur in many parts of the world, including North, Central and South America, Europe (including the UK), Scandinavia, Japan and Southeast Asia.

Sea Lice is a parasite that lives in the sea that may cause a problem to fish both inside and outside cages. Fjord Seafood is controlling the fish on a regular basis to prevent the growth of these ecto-parasites (on skin) and use either lipfish or medical treatment.

During 2001 there have been outbreaks of ISA at two of the Group's locations in Sogn og Fjordane in Norway. There has been an outburst of IPN at two of the Group's smolt facilities in Nord Trøndelag in Norway, but in the later seasons Fjord Seafood has not faced big loss due to IPN or ISA.

Insurance coverage of biomass tends to change according to major outbreaks of diseases, as diseases are removed form coverage. This has recently happened with regard to ISA, where fish farming companies today are self insured.

Algae Bloom

Algae blooms are intensive and sudden blooms of algae that occur naturally in the world's marine environment. Some algae species are harmful for living marine organisms. The risk of occurrence of an algae bloom is highly site specific and highly weather dependent. The Group has implemented preventive measures to reduce the potential damage related to a bloom of harmful algae. Fish losses due to harmful algae bloom could, however, have negative consequences for the Company's operating results and financial condition.

Predators

Seals, sea lions, and predatory birds are the most frequently occurring sources of predator related fish losses. The most effective management practices to reduce seal and sea lion related losses include the use of seal scarers, semi-rigid netting, predator barrier netting, double netting, and the deployment of larger cages. Where permitted, the removal of the predator could be means of control, but is only used when all other measures fail.

Other operational risks

Farmed fish require water conditions, which have to be carefully maintained in order to ensure their continuing good health. Unintentional accidents causing pollution or loss of water may result in the death of fish or the necessity to harvest fish before they reach optimal market size. Inventories of fish in the water are also susceptible to deliberate acts of vandalism or sabotage for whatever reason, which can again result in the death of the fish or the necessity to harvest fish before they reach optimal market size.

The growth rates of fish are dependent upon weather conditions. Unexpectedly hot or cold temperatures may adversely impact growth rates, harm the fish and lead to losses of fish. Bad weather may also delay harvest or result in the loss of equipment or fish. Adverse weather conditions such as storms or floods can also cause damage to facilities such as interruption of water supply or seaweed blockages that may also lead to loss of fish.

The Group is dependent upon attracting and retaining key employees and management personnel in its various business areas. Financial difficulties and other factors could adversely affect the Group's ability to retain key employees. The loss of the services of key employees could have a negative impact on the Group's operating results and financial condition. Competition for qualified personnel is intense and the Group will in all likelihood be subjected to recruiting efforts directed at key employees from competitors and others.

Environmental risk

Natural phenomena or damage to cages may allow fish to escape. In addition to negative financial consequence with regard to loss of biomass, escaping fish are considered to have a negative effect on the natural marine environment. The claims include allegations that escapees have a negative effect on the gene pools of wild fish, increasing mortality in next generation salmon produced by interbreeding with wild fish. Norwegian authorities pursue this issue vigorously, levying penalties and criminal prosecution against those who infringe regulations adopted to prevent escapes, which could affect the Company's operating results and financial condition.

There is substantial public attention to the risk of escape in jurisdictions having adopted or adopting measures to protect wild salmon (e.g. in parts of Scotland). Strict and financially burdensome conditions for obtaining and maintaining farming permits may be imposed to limit the risk of escape and assist in the identification of escapees, which could have negative effects on the Company's operating results and financial condition.

Norway has a long coastline with rough weather conditions at times, to which most fish farming facilities are exposed. Although the Group's fish farming sites in Norway are located in areas where the weather conditions are well known and where all the facilities have been secured as well as possible, there will always be a risk that the facilities or parts of the facilities will be damaged as a result of rough weather conditions, which could have negative effects on the Group's operating results and financial condition.

The Group's offshore production facilities in Chile and Scotland may also suffer from bouts of extreme weather.

Financial risks

The company has a net interest bearing debt of MNOK 2,295 versus total assets of MNOK 4,400, and the booked equity for the Group by the end of 2004 was MNOK 1,415 which is 32.1% of the total capital.

The Group will be subject to various financial and other covenants in their respective credit agreements. The financial covenants relate in particular to the ratios of equity to total assets, net interest bearing debt to EBITDA, total debt to equity, interest coverage ratio and available liquidity. Failure to comply with such covenants will constitute an event of default under such agreements.

International operations

Operations in international markets are subject to risks inherent in international business activities, including, in particular, general economic conditions in each such country, overlapping differing tax structures, managing an organisation spread over various jurisdictions, unexpected changes in regulatory requirements, complying with a variety of foreign laws and regulations.

Regulatory framework and political risk

The Group may be impacted by changing environmental protection laws and regulations enacted by international, national and local regulators. Please see chapter 9 for a detailed description of the regulatory framework.

There is a political risk associated with future regulations regarding the establishment of new operations, fish density and feed quotas. The allocation of new licences or other measures that increase production capacity may upset the market balance between supply and demand, which could adversely affect the Group's operating results and financial conditions.

Recently the idea of taxation on the use of coastal areas has been put forward. The possibility of an introduction of this or other new forms of taxation is a constant risk.

Trade measures

Decisions by EU and U.S. trade authorities in current and future reviews could materially affect Fjord Seafood's sales and profits.

European Union

The EU introduced anti-dumping and anti–subsidy measures against Norwegian salmon in 1997. The measures lasted for a period of five years. At the same time, an agreement between the Norwegian state and the European Commission was entered into (the Salmon Agreement). The agreement imposed further limits on Norwegian salmon export to the European market, with the same duration as the anti-dumping measures.

Both the anti-dumping measure and the Salmon Agreement were terminated in May 2003, but Norway voluntarily agreed to maintain an export tax of 3 per cent. In January 2004 this tax was reduced to 0.75 per cent, which is also the prevailing rate today. In February 1996 a feed quota scheme was also introduced to regulate the production, and this agreement lasts to December 2004. Whether new measures will be introduced when this scheme expires is uncertain.

Following Irish and British complaints against salmon farmers in Norway, Iceland, Chile and the Faeroes, the EU introduced in August 2004 a temporary import quota for Norwegian salmon lasting up to to February 2005. During this period imports in excess of 163,997 attracted a punitive duty of 17.8 per cent.

On 4 February 2005, the EU resolved to introduce permanent measures to substitute the above mentioned initiatives. The trade sanctions contain a minimum import price (MIP) to be used for sale to EU, and regulations on trade tax to be paid, if the defined price is not adhered to. In addition there is a defined export quota to EU that cannot be exceeded without paying additional tax on the sale. The importers must provide satisfactory evidence to the relevant customs authorities of the actual import price and grant security to the customs authorities pending the provision of such evidence. The safeguard measures entered into force on 6 February 2005. Norwegian authorities are considering filing a complaint against the EU measures with the WTO.

The restrictive measures from the EU could have an adverse effect on Fjord Seafood's business and results of operations.

The USA

Imports of Chilean salmon to the United States, including those by the Company's Chilean subsidiaries, are subject to an antidumping duty order issued by the DOC in 1998. The DOC's reviews of salmon imports by the Company's Chilean subsidiaries that have been completed to date have not found a material dumping margin, and those imports consequently have not been subjected to antidumping duties or deposit requirements. Based on expected 0 or de minimise margins in the review of the 2000-2001 period currently being conducted by the DOC, the Company's Chilean subsidiaries have requested revocation of the order with regard to their exports. The decision on revocation involves consideration of factors on which the DOC has substantial discretion that could lead the DOC not to revoke the order for one or more of these subsidiaries. If the Company's subsidiaries continue to be subject to the antidumping duty order, they may become liable for significant amounts of retroactively imposed antidumping duties for which no accounting provisions have been made by the Group and their future access to the U.S. market may be adversely affected by higher deposit and duty rates in the future. Any such developments could have a material adverse effect on Fjord Seafood's financial condition and results of operation.

Legal claims and tax exposure

Fjord Seafood is subject to certain legal claims from customers, employees, etc. Furthermore, Fjord Seafood is subject to certain actual and potential disputes with the tax authorities. See section 10 ("Legal disputes and tax matters"). No assurance can be given that the amounts provided for in the accounts are sufficient to cover the final outcome of such claims and matters.

Covenants

Fjord Seafood is subject to various financial and other covenants in the respective credit agreements. The financial covenants relate in particular to the ratios of equity to total assets, net interest bearing debt to EBITDA, total debt to equity and interest coverage ratios. Failure to comply with such covenants will constitute an event of default under such agreements. The occurence of an event of default, whether as a result of breach of covenants or otherwise, will entitle the banks to accelerate the relevant credits and demand repayment in full prior to the stated maturity date. Should Fjord Seafood not have sufficient funds to repay the loans, it is dependant upon being able to reach agreements with the banks for waiver of covenants, to refinance the existing loans and/or dispose assets to meet debt payments. Failing of any of the foregoing actions Fjord Seafood may face debt composition or bankruptcy proceedings being opened.

Damage claims under contracts

Fjord Seafood's general policy is to reduce potential liability in contracts with customers by excluding liability for consequential loss and by capping the damage liability. However, certain of the customer agreements do not, or only partially, contain such limitations.

Loss of key employees

Fjord Seafood is dependent on the ability to attract and retain highly skilled technical, managerial and marketing personnel. The Company may not be able to retain key employees, or may need to pay higher compensation, which could adversely affect operating results.

9 Regulatory framework

9.1 Regulatory framework Norway

9.1.1 The Norwegian Farming of Fish and Shellfish Act

Current legislation is the Act of 14 June 1985 no 68, on breeding of fish and shellfish (the "Fish Farming Act").

Farming operations/sea farms have to be approved by the Norwegian Ministry of Fisheries ("NMOF"), which grants licences pertaining to the different stages of the breeding process, such as hatching, juvenile production etc. Licenses are normally issued with an unlimited term, but with a limited right for the NMOF to withdraw the license (e.g. in case the sea farm poses a threat to the environment that can not be remedied otherwise).

With respect to salmon and trout, the NMOF determines licensing periods, the number of licences to be granted and the distribution between regions.

A more liberal licensing policy has been applied to marine fish, subject to compliance with minimum requirements. The NMOF is preparing new regulations with respect to the breeding of marine fish.

A licence issued pursuant to the Fish Farming Act can only be transferred to another person or legal entity with the approval of the Norwegian Directorate of Fisheries. Legal entities owning licences may in principle change ownership without approval provide certain filing requirements are complied with. In addition to the filing requirements, changes in the owning interests of a legal entity holding a license is often conditional on the Norwegian Directorate of Fisheries' approval pursuant to the conditions set under each license. Further the NMOF may decide that changes in the owning interests in the legal entity holding the license have to be approved.

NMOF issued a consultation paper on 7 December 2004, containing a proposal for a new Aquaculture Act which is to supersede the Fish Farming Act. The consultation paper proposes to maintain the system with a limited number of licenses for farming of trout and salmon. However, it also proposes that the licenses shall be transferable without approval from the authorities, and that licenses may be pledged. NMOF assumes that this will increase the creditworthiness of fish farming companies.

The industrial production of fish is also controlled by way of regulation of the size of the farms and regulation of fish density.

Previously, directives under the Fish Farming Act governed the maximum quantities of feed that may be used in the breeding of salmon. The feed quota for salmon was regulated for periods of one year. From 1 January 2005, the feed quota arrangement was repealed.

Regulations adopted under the Fish Farming Act shall ensure that foodstuffs are healthy and fit for human consumption. If there is doubt whether fish from a sea farm contains for example illegal additives, the fish is to be retained in the sea farm.

Regulations adopted under the Fish Diseases Act (see below) and the Fish Farming Act of 20 December 2000 governs assignment, establishment and operation of smolt facilities.

The Regulations of 22 December 2004 restrict the number of licences that can be owned or controlled by a person or a company. If an acquisition results in an owner acquiring control (meaning that such owner directly or indirectly acquires 50 per cent ownership) over more than 20 per cent of the total volume of lisenced biomass in Norway, permission is required from NMOF. Permission will be denied if the ownership exceeds 35 per cent of the licensed biomass. Control of more than 50 per cent of the total volume of licensed biomass in one of the regional areas defined by the fishery authorities is prohibited.

9.1.2 The Norwegian Food Production and Food Safety Act ("Food Act")

The Food Act applies to fish and other aquatic organisms and supersedes i.a. the Fish Diseases Act, The Food Act and appurtenant regulations impose a legal duty to prevent occurrences of fish disease. Further, there is a legal duty to conduct regular health controls and there are limitations on the trade and import of fish. Pursuant to the regulations the expansion and relocation of a sea farm requires approval.

All enterprises operating in the culling and processing of fish, must be approved by the Food Safety Authority in accordance with the regulation of 14 June 1996 No 667 (Quality provisions for fish and fish products).

9.1.3 The Norwegian Pollution Act

Pursuant to the Pollution Act, a specific licence is necessary for the establishment, removal or expansion of a farming facility. When assessing an application for a licence under the Pollution Act, the disadvantages caused by the pollution must be weighed against the advantages of the proposed activity. Pursuant to the Pollution Act, a licence is required to farm fish.

9.1.4 Coastal Zone Management

Norway has developed a system for coastal governance. The Planning and Building Act facilitates decentralisation of planning and building authority to the local and regional county authorities. The local authorities can make legally binding decisions within the limits of the national and regional frameworks. A number of local authorities have adopted comprehensive plans on coastal zone management. Some of the local plans for coastal zone management do not identify areas for the aquaculture industry, and might hinder the development of the industry.

Also, environmental legislation and the conservation of areas limit the right to exploit the coastal zone.

The government aims at a long - term sustainable development of the sea and coastal areas. A continued focus on the environmental issues of the aquaculture industry is planned. New regulations requiring approval of construction plants, internal control mechanisms, and efforts such as labelling to prevent the negative effects of escaped salmon are likely to be adopted.

The Ministry of Fisheries is currently preparing a new Aquaculture Act, to replace the current Fish Farming Act. Also, a revision of the Planning and Building Act is planned, with inter alia an increased focus on the governance of the coastal zone.

9.1.5 The Harbours and Coastlines Act

The Harbours and Coastlines Act has provisions requiring a permit to place farming facilities in the sea.

9.1.6 Export Sales – The EU market

The free trade of goods within the European Economic Area Agreement (EEA), does not include fish. The export of Norwegian salmon to the EU is, however, an important commercial policy question.

Since 1989 a number of anti dumping accusations have been made against Norwegian salmon export to the EU-market. The Salmon Agreement was concluded between the Norwegian government and the European Commission On 2 July 1997 The Salmon agreement gave Norwegian exporters an option to adopt the minimum price obligations of the Salmon Agreement, to avoid anti-dumping duties from the EU countries. After the expiration of the Salmon Agreement on 30 June 2002, Norwegian salmon exporters have been free to set their price, but without protection against anti-dumping measures.

Following applications from Ireland and the United Kingdom in February 2004, the EU Commission adopted provisional safeguard measures against imports of farmed salmon on 13 August 2004. The decision restricted imports of farmed salmon from Norway in the period of 15 August 2004 to 6 February 2005 to a quota of 163 997 tonnes. The quota was based on a 5 per cent increase of the total quantity exported during the three year period 2001 to 2003. For excess export volumes a duty will be payable of EUR 522 pr. tonne for gutted fish and EUR

722 pr. tonne for fillets. This represented a 17.8 per cent increase of the Q1 2004 CIF/Community border price for the imported product.

On 4 February 2005 the EU evoked trade sanctions on sale of salmon into EU (safeguard measures). The trade sanctions contain a minimum import price (MIP) to be used for sale to EU, and regulations on trade tax to be paid if the defined price is not adhered to. In addition there is a defined export quota to EU that cannot be exceeded without paying additional tax on the sale. The MIP is EUR 2,700 per tonne whole fish equivalent for fresh farmed salmon and EUR 2,592 for frozen farmed salmon, increasing to EUR 3,000 per tonne for . The MIP for imports in Group 1 (non-fillets) shall be EUR 3,000 per tronn fresh and EUR 2,880 frozen and that for imports in Group 2 (fillets) shall be EUR 4,154 per tonne fresh and EUR 3,988 frozen. From 16 April 2005 until 13 August 2008 the MIP shall, subject to review by the EU Commission, be EUR 2,850 per tonne whole fish equivalent for fresh and EUR 2,736 for frozen, with MIP for imports in Group 1 at EUR 3,170 per tonne fresh and EUR 3,040 frozen and for Group 2 at EUR 4,385 per tonne fresh and EUR 4,209 frozen. The importers must provide satisfactory evidence to the relevant customs authorities of the actual import price. Pending the provision of such evidence the importers must grant a security to the customs authorities of EUR 290 per tonne (EUR 320 per tonne for Group 1 and for EUR 450 per tonne Group 2).

The definitive safeguard measures entered into force on 6 February 2005. Norwegian authorities have signalled that they consider bringing the matter before the WTO.

9.2 Regulatory framework Chile

9.2.1 General Law of Fisheries and Aquaculture

The main regulatory framework of the aquaculture business is contained in Law No. 18.892 on the General Law of Fisheries and Aquaculture (the "Aquaculture Law").

The aquaculture business in Chile is based on administrative licenses granted by governmental bodies. These administrative licenses authorise the companies to use national property (i.e. sea, lakes, rivers and other water courses defined as appropriate for aquaculture by the Under secretariat for Fisheries and the Ministry of National Defence) for an indefinite period, but subject to the obligations contained in the Aquaculture Law, the breach of which may lead to revocation of the particular license.

Title V of the Aquaculture Law (sections 67-90) establishes the general rules applicable to aquaculture "concessions" and "authorisations" (i.e. the two type of administrative licenses that may be obtained depending on whether the aquaculture activity will be developed on seawater or fresh water, respectively) and sets out the procedure for their award. Supreme Decree No. 290, of 1993, contains the detailed regulations for the award of the corresponding concessions or authorisations.

The most important rules applicable to aquaculture concessions and authorisations are the following:

Restrictions on applications

Chilean individuals, foreigners with permanent residence visa and companies incorporated under Chilean laws may apply for and obtain aquaculture concessions and authorisations. Foreign companies or individuals may own Chilean companies engaged in aquaculture activities without restrictions, provided however that the introduction of foreign capital is subject to simple foreign exchange and foreign investment regulations.

Types of Administrative License (Authorisations and Concessions)

The type of administrative license required is defined by the geographical area in which the activities will be carried out and by the governmental body with jurisdiction over such area.

On one hand, concessions are awarded by the Ministry of National Defence and may be granted on ocean beaches, public beaches, portions of seawater and seabed, inside and outside bays and on rivers and lakes navigable by vessels of more than one hundred gross registered tons, specified as appropriate for aquaculture by decrees issued by the Ministry of National Defence.



Authorisations, on the other hand, are awarded by the Under secretariat for Fisheries and may be granted on rivers and lakes not navigable by vessels of more than 100 gross registered tons specified as appropriate for aquaculture by decrees issued by the Under secretariat for Fisheries.

Property rights on concessions and authorisations

Even though authorisations and concessions are just administrative licenses to use national property, they are vested with ownership and other rights that are protected under Chilean laws.

First of all, authorisations and concessions are awarded for an indefinite term so that the holder of a license cannot be deprived of its right to use unless there is a legal cause for termination. Furthermore, holders of authorisations and concessions may freely transfer, lease or make any kind of legal transaction over them, provided however that prior consent from the authority that awarded it has been obtained. Supreme Decree No. 290, of 1993 sets the rules for the transfer or lease of authorisations and concessions.

Authorisations and concessions are only subject to the payment of an annual fee, which is determined according to the size of the area subject to the license.

Termination of authorisations and concessions

Authorisations and concession may be cancelled by the corresponding authority, whenever the holder falls in one of the following legal causes:

a) Using the concession or authorisations for a different purpose from the one it was granted;

b) Failure to pay the annual fees;

c) Being sentenced twice or more times for violations of sanitary or environmental regulations contained in Supreme Decrees 319 and 320;

d) Being found guilty by non-appeal able judgement of introducing polluting agents in rivers, lakes and sea, or for bringing unauthorised hydro biological species;

e) As for the first year of the concession or authorisation, having a biomass smaller than 50% of the biomass to be farmed or having carried out less than 50% of the activities planned according to the technical project approved by the Under secretariat for Fisheries; or

f) Interrupting operations for two consecutive years.

9.2.2 Environmental and Sanitary Matters

Law No. 19.300, the General Environmental Basis Law (the "Environmental Law"), sets out the basic legal framework for all environmental standards and regulations applicable in Chile. Additional compliance regulations may be found on Title VII of Supreme Decree N° 30/97 of the General Presidential Secretary Ministry, which contains the specific rules for the application of the Environmental Impact Evaluation System (the "SEIA System").

In addition to the foregoing, sections 86 and 87 of the Aquaculture Law, deal with more specific sanitary and environmental rules applicable to aquaculture activities in Chile and delegate into technical governmental bodies the authority to issue the corresponding regulations regarding these matters. Within its authority, the government enacted Supreme Decree No. 319 on August 24, 2001 and Supreme Decree No. 320 on December 12, 2001. These regulations contain the specific sanitary and environmental rules applicable to aquaculture in Chile, respectively.

The Environmental Law

The Environmental Law created the SEIA System as an environmental management tool that protects the environment from the impact that productive activities may cause. Section 10 of the Environmental Law provides an extensive list of all projects or activities that are subject to evaluation. The use of techniques of intensive



production in hydrobiological species as well as fish farming and processing plants are included among these activities.

Once a project or activity falls into one of the categories described in the Environmental Law, they are required to make a compulsory filing under the SEIA System whose evaluation is submitted to the Regional Environmental Committee ("Corema") or the National Environmental Committee ("Conama") for its approval. The filling may be as complex as an Environmental Impact Study (i.e. a filing that fully describes the activity or project, gives a detailed description of the environmental effects and proposes the actions that will be taken to eliminate or diminish undesirable effects) or just a simple Environmental Impact Statement (i.e. a statement that represents and warrants that the activity or project fulfils all the environmental regulations) depending on whether the project or activity may cause "environmental impact" at any of their stages of execution.

If an activity or project falls into section 10 of the Environmental Law and cause environmental impact, an Environmental Impact Study will be necessary. An environmental impact is found in any project or activity that may produce the following effects;

a) Creates hazards to the population's health;

b) Has significant adverse effects on the quantity and quality of renewable natural resources;

c) Produces resettlement of human communities or substantial alteration to human lifestyle or uses;

d) Uses a location nearby a population centre or nearby resources or protected areas susceptible to become affected;

e) Produces any alteration having a significant magnitude or duration on the scenic or tourism value of the landscape;

f) Produces disturbances or alterations of monuments or sites of anthropological, archaeological or historic value.

The approval to the Environmental Impact Study or the Environmental Impact Statement, as the case may be, is granted through a resolution that sets the environmental conditions under which the project is approved.

The Environmental Law also contains general rules with respect to preservation of the environment and natural resources, emissions to the environment, application of environmental management plans, prevention of damages to the environment and corrective measures and liability for damages to the environment. The Environmental Law delegates to governmental authorities the authority to issue specific regulation on these matters.

The Aquaculture Environmental Regulation or "RAMA" (Supreme Decree No. 320)

Following the delegation established under the Aquaculture Law, the Ministry of Economy enacted the RAMA on December 12, 2001. The RAMA displays a set of specific environmental rules applicable to aquaculture activities regarding the following matters:

a) Disposal of liquid and solid waste produced in aquaculture activities;

b) Use and discharge of nets, cages, mooring systems and other aquaculture elements;

c) Security systems implemented to avoid the escape of biomass from cages;

d) General conditions of operation;

e) Periodic Environmental Information to be submitted to the authorities

The more specific rules contained in the RAMA must be integrated with the general obligations contained in the Environmental Law.

The Aquaculture Sanitary Regulation or "RESA" (Supreme Decree No. 319)

Following the delegation established under the Aquaculture Law, the Ministry of Economy enacted the RESA on August 24, 2001. The RESA displays a set of specific sanitary rules applicable to aquaculture activities with the main purpose of avoiding the introduction of high-risk illness in hydrobiological species. The rules are applicable to experimentation centres, laboratories, fish farming facilities, processing plants, egg production facilities and other aquaculture activities and they address the following matters:

a) Definition of high-risk illness in hydrobiological species;

b) Application of general and specific sanitary programs. In turn, these programs contain specific rules regarding cleaning and disinfection of all implements used in aquaculture activities; sanitary management of fish food and waste management; farming, harvest and processing procedures, etc.;

c) Rules applicable to the transportation of farmed fish;

d) Rules applicable to medical treatment of illness in hydrobiological species, including the use of veterinary products.

9.2.3 Real Estate Considerations

Another important element of the aquaculture business in Chile is the use of land. Ownership rights over the land are transferred through registration in the corresponding Real Estate Registrar. Any individual or company, Chilean or foreign, may own a piece of land without restrictions, except for the following cases:

a) *Native Indians Estates:* Before acquiring, leasing or using a piece of land it is important to investigate whether they fall within the category of "Native Lands" as defined in Law No. 19,253, enacted on October 5, 1993. Section 13 of said law sets forth that these estates may not be transferred, be subject to liens or encumbrances, except by and between communities or native indian individuals belonging to the same ethnic group. These estates may not be leased, borrowed, used or managed by third parties, any agreement in this regard shall be null and void, and the actions to recover indian property from third parties do not expire by statute of limitations, The National Corporation for the Development of Native People keeps a registry of all land subject to this regime.

b) *Properties located nearby country borders:* Decree Law No. 1,939 established that properties located at a distance of 10 kilometres from any international border may only be acquired by Chilean individuals or entities. The same is applicable in connection with land up to 5 kilometres from the coastline. Only with the special permission of the Ministry of Defence may foreigners purchase properties within such areas.

c) *Beaches:* all beaches within a band of 80 meters from the highest tidal line are considered state-owned property and may not be transferred to private parties. However, state-owned beaches located in the X and XI Regions in Chile (the regions where most aquaculture activities are currently being developed) may be transferred to Chilean individuals, with the approval of the Chilean Navy. Subsequent transfers may be made with prior authorisation of the Navy and a favourable report from the Ministry of National Assets.

9.2.4 Free Trade Agreements and other Commercial Agreements signed by Chile

Chile has signed free trade agreements with Canada, Central America (i.e. Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua), Mexico, the European Free Trade Association (EFTA), Republic of South Korea, United States and the European Union.

The bilateral protocol with Costa Rica and El Salvador has been concluded, but those with Guatemala, Honduras and Nicaragua have yet to be finalised. Under the treaties with Canada, Costa Rica and Mexico, Chilean salmon imports into these countries are exempt from customs duties. Chile and the MERCOSUR member countries (Argentina, Brazil, Uruguay and Paraguay) agreed to establish a timetable for the reduction of their customs duties. Salmon imports from Chile benefit from a 100% reduction in respect of the MERCOSUR external common tariff for refrigerated fresh salmon and 95% for frozen salmon.

Chile has also concluded economic co-operation agreements ("ACE") with Bolivia, Colombia, Ecuador, Peru and Venezuela. Under the agreement with Peru, Chilean salmon imports into Peru are exempt from Customs duties.

The table below shows the international commercial agreements signed by Chile and its respective status.

Country or Group of Countries	Type of Agreement	Date of Signature	Date of effectiveness
Bolivia	ACE No. 22	April 06, 1993	July 07, 1993
Canada	Free Trade Agreement	December 05, 1996	July 05, 1997
Central America	Free Trade Agreement	October 18, 1999	
Colombia	ACE No. 24	December 6, 1993	January 01, 1994
Costa Rica			February 14, 2002 (Bilateral Protocol)
Cuba	Special Agreement with Partial Effect	August 21, 1998 [5]	Parliament approval is pending
Ecuador	ACE No. 32	December 20, 1994	January 01, 1995
EFTA [3]	Free Trade Agreement	June 26, 2003	Parliament approval is pending
El Salvador			June 03, 2002 (Bilateral Protocol)
United States	Free Trade Agreement	June 06, 2003	January 01, 2004 [2]
Guatemala			Negotiation of protocol is still open
Honduras			Negotiation of protocol is still open
Mercosur [4]	ACE No. 35	June 25, 1996	October 01, 1996
México	Free Trade Agreement	April 17, 1998	August 01,1999
Nicaragua			Negotiation of protocol is still open
Peru	ACE No.38	June 22, 1998	July 01, 1998
Republic of South Korea	Free Trade Agreement	February 15, 2003	April 01, 2004
European Union [1]	Economic Association Agreement	November 18, 2002	February 01, 2003 [2]
Venezuela	ACE No. 23	April 02, 1993	July 01, 1993

1) The country members of the European Union are: Germany, Austria, Belgium, Denmark, Spain, Finland, France, Greece, Italy, Ireland, Luxembourg, Netherlands, Portugal, United Kingdom, Sweden, Cyprus, Slovaquia, Slovenia, Estonia, Hungary, Latvia, Lithuania, Malta, Poland and Czech Republic.

2) The date of effectiveness of the agreement with the EU only refers to economic topics. With respect to political and cooperation topic, the agreement must be ratified by the parliaments of each country. As of today, only 9 countries have ratified the agreement with Chile: Denmark, Spain, Finland, Greece, Ireland, Luxembourg; Netherlands, United Kingdom and Sweden.

3) The European Free Trade Association (EFTA) is formed by: Iceland, Liechtenstein, Norway and Switzerland. Only the ratification from Iceland is pending.

4) The MERCOSUR is formed by Argentina, Brazil, Paraguay and Uruguay. Chile participates in the agreement only as an associated country as does Bolivia.

5) The date refers only to the closing of negotiations

10 Legal disputes and tax matters

10.1 Legal disputes

Fjord Seafood ASA treats activities in Chile as taxable in Norway pursuant to Section 10-60 of the Norwegian Tax code (on taxation of owners of Norwegian controlled companies located in countries with low taxation rates - NOKUS). The Norwegian tax authorities have not accepted this principle for Fjord Seafoods tax returns for 2001 and 2002. Fjord Seafood has therefore brought this matter to court, and legal proceedings will take place in May 2005.

If Fjord Seafood get a favourable decision from the Court this will mean that Fjord Seafood maintain operating losses to be carried forward for tax purposes in Norway from the Chilean operations of MNOK 194, giving a deferred tax asset of MNOK 54. Due to the dispute of the matter this deferred tax asset has not been included in the accounts of Fjord Seafood.

10.2 Tax matters

The statements herein regarding taxation are unless otherwise stated based on the laws in force in Norway as of the date of this Prospectus, and are subject to any changes in law occurring after such date. Such changes could be made on a retrospective basis.

The following summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire, own or dispose of the shares. Furthermore, the summary only focuses on the shareholder categories explicitly mentioned below (personal shareholders and limited companies). Shareholders are advised to consult their own tax advisors concerning the overall tax consequences of their ownership of shares.

10.2.1 Norwegian Shareholders

Taxation of dividends

Personal shareholders

Dividends distributed to shareholders who are individuals resident in Norway for tax purposes ("Norwegian personal shareholders") are taxable as general income for such shareholders at a rate of 28 %. However, Norwegian personal shareholders are entitled to a tax credit under the Norwegian imputation system. The tax credit corresponds to the tax payable by the shareholder on the dividends received. This implies that Norwegian personal shareholders are effectively not subject to taxation on dividend distributions from Norwegian companies.

Effective as of 1 January 2006, new legislation will be introduced whereby the imputation system is abolished. Dividends distributed to Norwegian personal shareholders will then be taxable as general income without the shareholder being entitled to a tax credit. The shareholders will instead be entitled to deduct a calculated allowance when calculating their taxable dividend income. The allowance will be calculated on a share by share basis, and the allowance for each share will be equal to the cost price of the share (including RISK-adjustments per 1 January 2006, ref below) multiplied by a risk free interest rate. Any part of the calculated allowance one year exceeding the dividend distributed on the share will be added to the cost price of the share and included in the basis for calculating the allowance the following year.

Corporate shareholders (Limited liability companies)

Dividends distributed to shareholders who are limited liability companies resident in Norway for tax purposes ("Norwegian corporate shareholders") are not taxable for such shareholders.

Shares owned through partnerships

Partnerships are transparent for Norwegian tax purposes. The taxation occurs at partner level, and each partner is taxed on a current basis for its proportional share of the net income generated by the partnership at a rate of 28

%, regardless of whether such income is distributed to the partners or not. Personal shareholders resident in Norway for tax purposes owning shares through a partnership are thus taxed at a rate of 28 % for their proportional share of dividends received by the partnership in accordance with the regulations set out under "Personal Shareholders" above. Corporate shareholders owning shares through a partnership are not taxed for their proportional share of dividends received by the partnership, ref. "Personal Shareholders" above. Under current regulations, a distribution from the partnership to its partner does not give rise to any additional taxation of the partners.

A committee appointed by the Norwegian government has proposed new legislation whereby shareholders resident in Norway for tax purposes owning shares through a partnership will no longer be taxed on a current basis for their proportional share of dividends received by the partnership. Taxation will occur for the Norwegian personal shareholders when the dividends received are distributed from the partnership to the Norwegian personal partners. Such distributions will be taxed as general income at a rate of 28 %. The Norwegian personal shareholders will be entitled to deduct a calculated allowance when calculating their taxable income, ref. "Personal Shareholders" above. Corporate shareholders holding shares through a partnership will be exempt from any taxation, as under current regulations. It is uncertain how Norwegian personal and corporate shareholders owning shares through a partnership resident abroad for tax purposes will be affected by the proposed regulations, and we recommend such shareholders to seek specific advice from their personal tax advisors in this respect. The new regulations are proposed to come into effect as of 1 January 2006.

Taxation on realisation of Shares

Personal shareholders

Sale, redemption or other disposal of shares is considered a realisation for Norwegian tax purposes. A capital gain or loss generated by a Norwegian personal shareholder through a disposal of shares is taxable or tax deductible in Norway. Such capital gain or loss is included in or deducted from the basis for computation of general income in the year of disposal. The general income is taxable at a rate of 28 %. The gain is subject to tax and the loss is tax deductible irrespective of the duration of the ownership and the number of shares disposed of.

The taxable gain or loss is equal to the sales price less transactional expenses and the Norwegian personal shareholder's tax base on the shares. The Norwegian personal shareholder's tax base is equal to the cost price of the shares adjusted according to the so-called RISK-rules (RISK is the Norwegian abbreviation for the variation of the company's retained earnings after tax during the ownership of the shareholder). The RISK amount is computed at the end of each fiscal year, and the adjustment takes place as per 1 January of the following year. If a Norwegian personal shareholder has received dividends that have not yet led to adjustments under the RISK system prior to a sale of shares, the tax base on such shares will be adjusted for such dividends when calculating the taxable gain or deductible loss. Correspondingly, if a Norwegian personal shareholder acquires shares where the tax base has been adjusted under the RISK system as a result of dividends distributed to a former shareholder, the acquiring shareholder is entitled to an adjustment for such dividends when the shares are sold or otherwise disposed of in the future. Shares owned by shareholders not resident in Norway for tax purposes are not subject to RISK adjustments, ref below.

Effective as of 1 January 2006, new legislation will be introduced whereby the RISK system will be abolished for Norwegian personal shareholders. From said date, the capital gain will be calculated as the consideration received less the cost price of the share (including RISK-adjustments per 1 January 2006). From this capital gain, Norwegian personal shareholders will be entitled to deduct a calculated allowance when calculating their taxable income. The allowance for each share is equal to the total of allowance amounts calculated for dividends for this share for previous years (ref above) less dividends distributed on this share. The calculated allowance may only be deducted in order to reduce a taxable gain calculated upon the realisation of the share, and may not be deducted in order to produce or increase a loss for tax purposes.

If the shareholder owns shares acquired at different points in time, the shares that were acquired first will be regarded as the first to be disposed of, on a first-in first-out basis.

Corporate shareholders (limited companies)

Norwegian corporate shareholders are not taxable in Norway on capital gains related to realisation of shares, and losses related to such realisation are not tax deductible.

Shares owned through partnerships

Partnerships are transparent for Norwegian tax purposes. The taxation occurs at partner level, and each partner is taxed on a current basis for its proportional share of the net income generated by the partnership at a rate of 28 %, regardless of whether such income is distributed to the partners or not. Personal shareholders resident in Norway for tax purposes owning shares through a partnership are thus taxed at a rate of 28 % for their proportional share of capital gains generated by the partnership through realisation of shares in accordance with the regulations set out under "Personal Shareholders" above. Corporate shareholders owning shares through a partnership are not taxed for their proportional share of such capital gains generated by the partnership, ref. "Personal Shareholders" above. Under current regulations, a distribution from the partnership to its partner does not give rise to any additional taxation of the partners.

A committee appointed by the Norwegian government has proposed new legislation whereby shareholders resident in Norway for tax purposes owning shares through a partnership will no longer be taxed on a current basis for their proportional share of capital gains generated by the partnership through realisation of shares. Taxation will occur for the Norwegian personal shareholders when such capital gains are distributed from the partnership to the Norwegian personal partners. Such distributions will be taxed as general income at a rate of 28 %. The Norwegian personal shareholders will be entitled to deduct a calculated allowance when calculating their taxable income, ref. "Personal Shareholders" above. Corporate shareholders holding shares through a partnership will be exempt from any taxation, as under current regulations. It is uncertain how Norwegian personal and corporate shareholders owning shares through a partnership resident abroad for tax purposes will be affected by the proposed regulations, and we recommend such shareholders to seek specific advise from their personal tax advisors in this respect. The new regulations are proposed to come into effect as of 1 January 2006.

Net wealth tax

The value of shares is included in the basis for the computation of wealth tax imposed on Norwegian personal shareholders. Norwegian corporate shareholders are not subject to wealth tax. Currently, the marginal wealth tax rate is 1.1 % of the value assessed. The value for assessment purposes for shares listed on the Main List and the SMB List of Oslo Børs is 65 % of the listed value as of 1 January in the year of assessment.

The Norwegian government has proposed to reduce the net wealth tax rate to 50 % of the current level through 2006 and 2007, and to abolish the net wealth tax entirely in the longer term. It is uncertain if this proposal will be adopted by the Norwegian Parliament.

10.2.2 Non-resident Shareholders

This section summarizes Norwegian tax rules relevant to shareholders who are not resident in Norway for tax purposes ("Non-resident shareholders"). Non-resident shareholders' tax liabilities in their home country or other countries will depend on applicable tax rules in the relevant country.

Taxation of dividends

Dividends distributed to shareholders who are individuals not resident in Norway for tax purposes ("Non-resident personal shareholders"), are as a general rule subject to withholding tax at a rate of 25 %. The withholding tax rate of 25 % is normally reduced through tax treaties between Norway and the country in which the shareholder is resident. The withholding obligation lies with the company distributing the dividends.

In a ruling from the Oslo District Court (Oslo tingrett) in 2004, imposing withholding tax on dividends distributed to shareholders resident in the European Economic Area (EEA) was found not to be in conformity with the EEA Agreement. The same view has subsequently been expressed by the EFTA Court in an Advisory Opinion to the Frostating Court of Appeal (Frostating lagmannsrett). This means that Non-resident personal shareholders



resident within the EEA may also be exempt from Norwegian withholding tax, provided that these rulings are upheld by Norwegian courts or the legislation is altered in order to comply with the EEA Agreement.

Dividends distributed to shareholders who are limited companies not resident in Norway for tax purposes ("Non-resident corporate shareholders"), are as a general rule subject to withholding tax at a rate of 25 %. The withholding tax rate of 25 % is normally reduced through tax treaties between Norway and the country in which the shareholder is resident. Dividends distributed to Non-resident corporate shareholders resident within the EEA for tax purposes are exempt from Norwegian withholding tax.

Dividends distributed to foreign partnerships are as a general rule subject to withholding tax at a rate of 25 %. The partners in the partnership may be entitled to a reduction of the withholding tax rate through tax treaties. However, this depends on the specific circumstances, and we recommend that investors considering such investments obtain specific tax advise from their personal tax advisors in this respect.

Nominee registered shares will be subject to withholding tax at a rate of 25 % unless the nominee has obtained approval from the Tax Directorate for the dividend to be subject to a lower withholding tax rate. To obtain such approval the nominee is committed to file a summary to the tax authority including all beneficial owners that are subject to lower withholding tax. Non-resident shareholders that have suffered a higher withholding tax than set out by an applicable tax treaty may apply to the Norwegian tax authorities for a refund of the excess withholding tax deducted.

If a Non-resident shareholder is carrying on business activities in Norway, and the relevant shares are effectively connected with such activities, the shareholder will be subject to the same taxation as Norwegian shareholders, as described above.

Taxation on realisation of Shares

Gains from the sale or other disposition of shares by a Non-resident shareholder will not be subject to taxation in Norway unless the Non-resident shareholder (i) is a Non-resident personal shareholder or a Non-resident corporate shareholder resident outside the EEA for tax purposes, holding the shares in connection with the conduct of a trade or business in Norway or (ii) is a Non-resident personal shareholder who has been a tax resident of Norway within the five calendar years preceding the year of the sale or disposition (and whose gains are not exempt pursuant to the provisions of an applicable income tax treaty).

Net wealth tax

Shareholders not resident in Norway for tax purposes are not subject to Norwegian wealth tax.

10.2.3 Duties on the transfer of Shares

No stamp or similar duties are currently imposed in Norway on the transfer of shares whether on acquisition or disposal.

10.2.4 Inheritance tax

Upon transfer of shares by way of inheritance or gift, the transfer may be subject to Norwegian inheritance or gift tax. The basis for the computation is the market value at the time the transfer takes place. However, such transfer is not subject to Norwegian tax if the donor/deceased was neither a national nor resident of Norway for tax purposes.



11 Norwegian summary

Det norske sammendraget er ikke å anse som selvstendig tegningsdokumentasjon. Sammendraget er i sin helhet underordnet den mer detaljerte informasjonen, herunder "Risk Factors" og konsoliderte regnskaper med tilhørende noter, som finnes andre steder i dette prospektet. Ved eventuell motstrid mellom dette norske sammendrag og den engelske delen av prospektet, vil den engelske delen gå foran i enhver henseende.

11.1 Emisjonen

En ekstraordinær generalforsamling i Fjord Seafood vedtok den 8. mars en emisjon som består av følgende deler:

- En rettet emisjonen på 105.400.000 aksjer, hver pålydende NOK 1. Den rettede emisjonen var rettet mot institusjonelle og andre profesjonelle investorer. Tegningskursen i den rettede emisjonen var på NOK 3.05 per aksje og var basert på en såkalt "book-building" prosedyre foretatt av tilretteleggeren. Minste tillatte tegning var NOK 350.000. Brutto proveny fra den rettede emisjonen var NOK 321.470.000.
- En etterfølgende emisjon av opp til 20.000.000 aksjer, hver pålydende NOK 1 til en tegningskurs på NOK 3,05 per aksje. De som eide aksjer i Fjord Seafood ved børsslutt den 18. februar 2005, vil motta 0,05 tegningsretter for hver aksje de eide på denne dato. Kun hele tegningsretter kommer til å bli distribuert, og avrunding skjer ned til nærmeste hele tegningsrett. Det vil ikke bli utstedt tegningsretter til aksjonærer som tegnet seg i den rettede emisjonen på 105.400.000 aksjer som ble gjennomført den 18. februar 2005 og deres respektive tilknyttede selskaper. Hver tegningsrett gir rett til å få utstedt én aksje i den etterfølgende emisjonen. Tegningsrettene vil være omsettelig på Oslo Børs i tegningsperioden under ticker koden FJOT. Tegningsrettene vil senest være registrert på aksjonærenes VPS-konto 11. mars 2005 med ISIN nummer NO 0010262967. Tegningsperioden for den etterfølgende emisjonen vil være fra og med 11. mars 2005 kl 08.00 lokal tid til og med 29. mars 2005 kl. 16.30 lokal tid. Brutto proveny fra den etterfølgende emisjonen kan bli opp til NOK 61.000.000.

11.2 Hensikten med Emisjonen og anvendelse av proveny

Hensikten med Emisjonen er å finansiere kjøpet av 12,9% av aksjene i Cermaq ASA.

11.3 Fjord Seafood

Fjord Seafood er en ledende, integrert og verdensomspennende produsent av foredlede sjømatsprodukter med virksomhet i ni land. Fjord Seafood produserer et brett spekter av produkter for kunder i Europa, USA og Asia. Produktene foredles i et flertal land, deriblant Belgia, Nederland og Frankrike. Noe av produktene foredles også i Chile og USA. Laksen som anvendes i produksjonen kommer primært fra Fjord Seafoods egne oppdrettsanlegg i Norge, Chile og Skottland. Fjord Seafood er den tredje største oppdretteren av laks i verden. Selskapets hovedkontor ligger i Oslo.

11.4 Finansielle nøkkeltall

Tabellen nedenfor viser et utdrag fra resultatregnskapet for Fjord Seafood ASA for årene 2001, 2002, 2003 og 2004 (2004-tallene er ikke revidert).

MNOK	2001	2002	2003	2004
Sum driftsinntekter	**3,366**	**4,250**	**4,085**	**3,713**
EBITDA	-34	155	60	299
Driftsresultat	**-650**	**-151**	**-667**	**112**
Resultat for skatt	-855	-330	-919	-23
Skatt	111	137	137	-5
Resultat etter skatt	**-743**	**-192**	**-782**	**-27**

11.5 Risikofaktorer

Investering i Tegningsrettsemisjonen medfører betydelig risiko. Risikofaktorene beskrevet i kapittel 8, samt ytterligere informasjon i dette prospektet bør vurderes nøye før en tegner slike aksjer.

Dette prospektet inneholder uttalelser om fremtiden, inkludert uttalelser om intensjoner, meninger, overbevisninger eller nåværende forventninger av selskapet eller dets ledelse, knyttet til blant annet (i) mål og strategier, (ii) planer for produktutvikling, (iii) markedsplaner, (iv) vurderinger av selskapets markeder, konkurranse og konkurranseposisjon, (v) trender som kan bli uttrykt eller innbefattet i finansiell eller annen informasjon i prospektet, og (vi) utfall av tvister. Slike uttalelser om fremtiden er ingen garanti for fremtidige resultater og inkluderer kjente og ukjente risiki, usikkerheter og andre faktorer som kan medføre at de faktiske resultatene, prestasjonene og utfall blir vesentlig annerledes. Slike faktorer inkluderer, men er ikke begrenset til, risikofaktorene beskrevet i kapittel 8 og andres steder i dette prospektet.



Appendix I Articles of association

ARTICLES OF ASSOCIATION
FOR
FJORD SEAFOOD ASA
(as of 7 May 2004)

Section 1

The company's name is Fjord Seafood ASA. The company is a public limited company.

Section 2

The company's business office is in Oslo, Norway.

Section 3

The object of the company is to invest in aquaculture-related business. The company can also invest in other commercial activities.

Section 4

The share capital amounts to NOK 475,598,081 divided among 475,598,081 shares at a face value of NOK 1 per share. The company's shares are registered in the Norwegian Central Securities Depository (VPS).

Section 5

The company's board of directors consists of from 5 to 9 members in accordance with a decision of the annual general meeting. The chairman of the board has the right to sign on behalf of the company and likewise two board members jointly. The board of directors can authorise signing on behalf of the company per procuration.

Section 6

At the ordinary general meeting, the following matters shall be considered and decided: Approval of the annual report and accounts. Distribution of the dividend. Approval of fees to the board of directors and auditor. Election of the board of directors. Election of the auditor. Other matters that according to law or the articles of association are to be dealt with by the annual general meeting.

Section 7

The company shall have a managing director.

Section 8

The company shall have an election committee. The task of the election committee is to make recommendations to the general meeting regarding the election of shareholder-elected members and alternates to the Board of Directors. The election committee shall submit its recommendations to the chairman of the board at least two weeks before the general meeting is held. The election committee consists of three members who shall be shareholders or shareholder representatives. In addition, up to three personal alternates can be elected. The election committee's members and deputy members, including the chairman of the election committee, are elected by the general meeting for two-year terms.

Section 9

In other matters, the provisions of the Public Limited Companies Act apply.



Appendix II Q4 2004 report

FOURTH QUARTER 2004

QUARTERLY REPORT

OSE-ticker: FJO

- **Fjord Seafood continued the improvements compared to last year also in the fourth quarter of 2004. Operation profit (EBIT) was MNOK 16,2 in the fourth quarter, an improvement of MNOK 174,9 compared to the same period in 2003. Fjord Seafood achieved total operating revenues of MNOK 1 007,1 and an EBITDA of *MNOK 58,9 in the quarter. Revenues were down 13% compared to the same period last year, mainly as a* consequence of divestments of non-core businesses in addition to reduced trading volumes in Norway. Despite the reduction in revenue, EBITDA was MNOK 15,3 better than the same period last year.**
- **In the fourth quarter the cash flow from operations was MNOK 91,9 which is up from MNOK 74,8 in the same period last year. For the year cash flow from operations was MNOK 168,8 compared to MNOK –30,9 in 2003, which is an increase of *MNOK 199,7 from last year.***
- **For the year 2004 EBIT was MNOK 112,1 compared to MNOK –666,9 in 2003. Last years figures included non-recurring items of MNOK 621,2 hence the operational improvement was MNOK 157,8.**
- **The operations in Belgium, the Netherlands and the US continued to deliver strong results. Results in Norway were negatively affected by special events of MNOK 15,4, and Chile experienced high airfreight rates and high biomass costs in the fourth quarter.**
- **Total equity at the end of 2004 was MNOK 1 414,5, which gives an equity ratio of 32,1%, compared to 33,0% at the end of third quarter. Equity ratio at year-end 2003 was 32,0%.**
- **At the end of 2004 Fjord Seafood had net interest bearing debt (NIBD) of MNOK 2 294,5, down from MNOK 2 378,5 at the end of the third quarter and MNOK 2 444,6 at the end of 2003.**

REVENUES AND PROFIT

Total revenues in the fourth quarter of 2004 were MNOK 1 007,1, which is down 13% compared to same period *last year. Operational profit before depreciation* and amortisation (EBITDA) was MNOK 58,9 which is an improvement of MNOK 15,3 compared to same period last year.

Operational profit (EBIT) was MNOK 16,2 in the fourth quarter, which is MNOK 174,9 better than the same period last year. Last year's EBIT includes non-recurring items of *MNOK -186,0.*

Fjord Seafood had net financial costs of MNOK 28,4 in the quarter, compared to MNOK 109,3 in the same period last year. Last years figure includes restructuring and write downs of MNOK 54,6. The profit before tax in the quarter was MNOK –12,2 compared to MNOK –268,1 in the same period last year.

Earnings per share for the quarter were NOK -0,03 compared to NOK -0,49 for the same quarter last year.

Total operating revenues for the full year 2004 amounted to MNOK 3 713,2, which were MNOK 371,3 lower than in 2003. The reduction is mainly due to the divestment of processing activities in Norway and the sale of the farming operation ASM in the US.

EBITDA for the full year was MNOK 299,2 which is an improvement of MNOK 239,5 from 2003. EBIT for the full year was MNOK 112,1 compared to MNOK - 666,9 in 2003.

CHILE	Q4 04	Q4 03	+/-	2004	2003
Total revenues	140,2	191,5	-27%	619,2	587,0
EBIT	7,1	-47,7	+>100%	63,0	-10,5
Harvested tons	6 828	9 573	-29%	26 015	24 640

Approximately 70% of the salmon produced in Chile is sold in the US market as fresh fillets. Compared to Q4 2003, revenues were down by MNOK 51,3 due to reduced harvest and lower prices. The reduction in volume is a result of leaving Coho and Trout farming. Airfreight costs for fresh products to the US increased again in Q4. Revenues net of freight were thus further reduced.

As a part of the modernization plan for the Chilean operation, costs related to site upgrade have been high in 2004. This has contributed to higher biomass cost for the harvested generation and thus reduced profit. Fjord Seafood Chile achieved an EBIT of MNOK 7,1 in Q4 2004. The Chilean peso has strengthened 12% towards US dollar *from 2003 to 2004, which has contributed to increased* costs in dollar terms.



USA	Q4 04	Q4 03	+/-	2004	2003
Total revenues	132,6	193,0	-31%	615,9	712,3
EBIT	7,5	-63,4	+>100%	23,9	-298,5

The figures for 2003 include the farming operation ASM, which was sold in Q1 2004. In Q4 of 2003 ASM revenues were MNOK 27,0.

The smoked salmon entity in the US, Fjord Seafood Ducktrap, continues to show benefits from reduction in overhead cost and restructuring of business carried out in the beginning of the year. Sales in Q4 were somewhat down from the same quarter last year due to disposal of the mail-order business in Q2 2004, which normally had its peak in the last quarter of the year.

Fjord Seafood Sales USA delivered good results in the fourth quarter. The sale of salmon is developing well and the company is continuing to strengthen its relationship with key customers.

NORWAY	Q4 04	Q4 03	+/-	2004	2003
Total revenues	335,5	351,2	-4%	1049,6	1258,7
EBIT	-12,5	-6,0	->100%	10,4	-283,7
Harvested tons	12 439	7 482	+66%	34 388	32 752

The prices of salmon have declined also in the fourth quarter, influencing both sales and profitability in Fjord Seafood Norway. Compared to Q4 2003 prices are down about NOK 0,15 per kg. Harvested volume was high in Q4 compared to last year, but last year a substantial volume of trading was contributing to high revenues. EBIT for the quarter ended at MNOK -12,5.

The Q4 result has been influenced by some special events. During the quarter the fresh water unit, Trollbukta, was sold with a loss. Furthermore, in the seawater operations, increased mortality was registered at the sites Selvågen and Nonsåa due to very low oxygen level in the water. The low oxygen level resulted in bacterial infection and consequently destruction and early harvest of fish. In addition, there have been losses as a result of the severe winter storms. Total losses related to these events are MNOK 15,4.

The growth has been low in Q4 due to feed quota limitations.

BELGIUM	Q4 04	Q4 03	+/-	2004	2003
Total revenues	325,0	328,6	-1%	1212,5	1130,7
EBIT	26,3	25,2	+4%	84,0	68,2

Fjord Seafood Pieters continued its improvements in Q4 compared to 2003. Sales to key accounts in the retail- and the food service segments have shown a favourable development. On a full year basis, higher retail sale were the major contributor to the overall sales growth. Sales to this segment constituted ~60% of the total - where most is private label products for the large European retail chains.

Changes in the product mix and improvement projects have contributed to improved margins. Q4 EBIT was MNOK 26,3.

THE NETHERLANDS	Q4 04	Q4 03	+/-	2004	2003
Total revenues	70,6	69,1	+2%	288,3	337,4
EBIT	5,1	3,1	+65%	15,5	19,5

The supply of plaice has been unstable and the prices have been very volatile for a long period, and Fjord Seafood Sterk therefore continues to change the product mix to reduce its dependency on plaice.

Compared to last year, sales to the UK market have decreased. The development in the main market in Germany has been good. EBIT for the quarter was MNOK 5,1 and for the year 2004 it was MNOK 15,5. EBIT for 2003 include gain from sale of property with MNOK 16,4.

FRANCE	Q4 04	Q4 03	+/-	2004	2003
Total revenues	105,0	107,5	-2%	349,9	332,2
EBIT	4,0	5,7	-30%	4,5	5,5

Fjord Seafood LMB and Fjord Seafood Appeti' Marine showed improvement in their operating performance compared to last year due to restructuring efforts and product pruning. Despite the reduced number of products the operations have increased their revenues in 2004.

Fjord Seafood Rolmer continues to struggle and it was therefore decided to scale down production and concentrate on fewer products. Costs related to the restructuring are included in the figures (~MNOK 0,7). Q4 EBIT for the French operations was MNOK 4,0. Last years EBIT included gain on sale of property with MNOK 2,2.

SCOTLAND	Q4 04	Q4 03	+/-	2004	2003
Total revenues	49,2	44,2	+11%	177,4	163,8
EBIT	3,2	-34,7	+>100%	-1,6	-50,3
Harvested tons	1 668	1 295	+29%	5 820	5 239

The Scottish production is mainly sold internally to Fjord Seafood Pieters for final sales to mainland retail chains. Remaining sales are to the British market, mainly as whole fish. The operation shows great improvement compared to last year thanks to the restructuring efforts. Q4 EBIT was MNOK 3,2.

CASH FLOW AND FUNDING

In the fourth quarter cash generated from operations was MNOK 91,9, a strong improvement compared to same period last year when cash flow from operations was MNOK 74,8. The investment programme in Chile related to production of ECO-smolt is the main explanation for the net cash flow from investments being MNOK -38,4 in the quarter.

Cash flow from operations for the full year 2004 was MNOK 168,8, a substantial improvement compared to MNOK -30,9 in 2003.

Liquid funds by the end of 2004 were MNOK 99,7 which is MNOK 64,8 more than by the end of the third quarter. The group's total available liquidity was MNOK 368,4 at year-end.

Total book value of assets by the end of fourth quarter was MNOK 4 400,0 which is MNOK 211,4 less than by the end of third quarter of 2004.

Booked equity for the Group by the end of 2004 was MNOK 1 414,5 which is 32,1% of the total capital. Corresponding figures by the end of the third quarter were MNOK 1 521,5 and 33,0%, respectively.

As a consequence of changes in taxation of gain/loss on shareholdings in Norway the deferred tax assets for the group has been reduced with MNOK 49,9. Of this MNOK 47,9 relates to deferred tax positions that are hedging positions. Hedging positions has been put directly to equity and the tax effect of these positions has therefore been posted directly to equity. Summarised the change in taxation laws in Norway result in a tax expense of MNOK 2 and a direct reduction of equity with MNOK 47,9. This change has no cash effect.

Net interest bearing debt by the end of 2004 was MNOK 2 294,5, which is a reduction of MNOK 84,0 compared to the end of the third quarter of 2004. Instalment of debt to Nordea was MNOK 50,0 in the fourth quarter.

The Group has obtained a waiver from Nordea regarding the debt covenants, for a period up to and including June 2005. The waiver stipulates an adjusted covenant for equity ratio of 32,0% for the period.

SHAREHOLDERS

Details about shareholders are provided in a separate section of this report. No major changes have taken place during the quarter.

ORGANISATION

By the end of 2004 Fjord Seafood had a total of 2 638 employees (man-years) and this is a reduction of 69 employees from the end of the third quarter. The reduction is mainly due to reduced use of temporary workers in Norway and in the European entities.

In January 2005 Fjord Seafood decided to merge the two divisions, European Processing, and European Sales & Marketing into one division. Mr Jo Dekeyzer took the position as Executive Vice President for the combined European value added operations.

IMPLEMENTATION OF IFRS

Fjord Seafood will report according to International Financial Reporting Standards (IFRS) from the first quarter of 2005. The implementation effect related to transition to IFRS would be a reduction of book value of equity in the area of MNOK 180, mainly due to recognition of deferred taxes on farming licenses.

The equity ratio is estimated to be around 27,9% in the opening balance for IFRS, and in the IFRS balance sheet per year-end 2004 the equity ratio will be around 28,6%. In the loan agreement with Nordea it is agreed that changes in accounting principles should lead to the covenants being adjusted, in the other borrowings the issue has not been addressed. Fjord Seafood does not foresee any practical impacts to the groups financing from the introduction of IFRS.

Further information on IFRS is given on page 10 and 11.

MARKET AND THE FUTURE

The start of 2005 has shown a positive development in the prices of salmon both in Europe and in the US.

In February 2005 the EU evoked trade sanctions on sale of salmon into EU (safeguard measures). The trade sanctions contain a minimum import price (MIP) to be used for sale to EU, and regulations on trade tax to be paid if the defined price is not adhered to. In addition there is a defined export quota to EU that cannot be exceeded without paying additional tax on the sale.

Fjord Seafood will continue its focus on market and operations to further improve the results.

--------oOo--------

Oslo, February 17. 2005.

Board of Directors.

--------oOo--------

This report, and other useful information about Fjord Seafood are available on the web at www.fjordseafood.com.

88

FJORD SEAFOOD — **PROFIT AND LOSS ACCOUNT**

	Q4. 04	Q4. 03	2004	2003	Q3.04	Q2. 04	Q1. 04
Operating revenues	1 010,6	1158,3	3 710,0	4 060,7	897,3	900,5	901,6
Other operating revenues	-3,4	-0,9	3,2	23,9	3,2	2,0	1,5
TOTAL OPERATING REVENUES	**1 007,1**	**1 157,4**	**3 713,2**	**4 084,5**	**900,5**	**902,5**	**903,1**
Freight and transport cost, sold goods	-80,8	-93,8	-302,8	-331,9	-72,2	-71,8	-77,9
NET OPERATING REVENUES	**926,3**	**1 063,6**	**3 410,4**	**3 752,6**	**828,3**	**830,7**	**825,3**
Net change in inventory	-96,9	-19,2	-53,9	-70,7	45,9	39,4	-42,2
Cost of materials	-500,0	-666,0	-2 038,2	-2 446,3	-543,0	-544,0	-451,2
Wages, salaries, and other personnel expenses	-158,6	-192,3	-605,7	-700,4	-153,4	-141,1	-152,6
Other operating costs	-111,9	-114,7	-413,5	-446,1	-100,5	-102,6	-98,4
Restructuring costs	0,0	-27,9	0,0	-29,4	0,0	0,0	0,0
EBITDA	**58,9**	**43,6**	**299,2**	**59,7**	**77,3**	**82,3**	**80,8**
Depreciation	-31,4	-34,8	-133,5	-180,6	-34,3	-33,7	-34,1
Write down fixed assets	1,2	-138,7	-3,1	-448,7	0,0	-4,2	0,0
EBITA	**28,6**	**-129,9**	**162,6**	**-569,6**	**43,0**	**44,4**	**46,7**
Amortization goodwill	-14,5	-16,4	-58,9	-64,5	-14,7	-14,7	-14,9
Write down goodwill	0,0	-14,4	-0,1	-40,8	0,0	0,0	-0,1
Amortization badwill	2,1	2,0	8,5	7,9	2,1	2,2	2,0
Write down badwill	0,0	0,0	0,0	0,0	0,0	0,0	0,0
OPERATING PROFIT (EBIT)	**16,2**	**-158,7**	**112,1**	**-666,9**	**30,3**	**31,9**	**33,7**
Net interest expenses	-32,2	-38,9	-135,8	-171,5	-34,2	-35,8	-33,7
Net agio	2,7	-3,5	1,4	-0,8	-3,4	0,7	1,4
Restructuring cost finance/write down fin. assets	0,0	-54,6	0,0	-54,6	0,0	0,0	0,0
Other financial items	1,1	-12,3	-0,2	-25,0	-0,8	0,1	-0,6
PRE-TAX PROFIT (EBT)	**-12,2**	**-268,1**	**-22,5**	**-918,8**	**-8,1**	**-3,1**	**0,9**
Taxes	-2,1	43,4	-4,6	136,7	1,3	-2,0	-1,8
NET LOSS FOR THE PERIOD	**-14,3**	**-224,7**	**-27,1**	**-782,0**	**-6,9**	**-5,0**	**-0,9**
To minority interests	0,5	0,1	0,6	0,0	0,0	0,0	0,0
Earnings per share (NOK)	-0,03	-0,49	-0,06	-1,77	-0,01	-0,01	0,00
Diluted earnings per share (NOK)	-0,03	-0,49	-0,06	-1,77	-0,01	-0,01	0,00

BASIS FOR PREPARATION

This report has been prepared in accordance with Norwegian Gaap and the standard for interim reporting (NRS 11). The Group accounts have been prepared based on the general principles governing historical cost accounting, comparability, continued operations, congruence and caution.

ACCOUNTING PRINCIPLES

- The Group's consolidated accounts comprise the accounts of companies in which the parent company or subsidiaries have a direct or indirect controlling influence.
- All significant transactions and balances between companies in the Group are eliminated. Shareholdings in subsidiaries are eliminated in the Group accounts according to the acquisition method.
- Average exchange rate for the year is used for the translation of profit and loss. For translation of the balance sheet the exchange rate on the last day of the period is used. There is a hedging strategy for the foreign currencies that is described in the annual report.
- Intangible assets that are expected to generate future income, such as licenses and goodwill related to subsidiaries, are capitalized. Costs associated with research and development is expensed as they occur. The values of licenses acquired by the company are capitalized. Licenses are considered perpetual, and are not subject to amortization. All assets subject to depreciation have an economic lifetime for 3-20 year. Straight-line depreciation/ amortization is used.
- Inventories comprise feed, packaging, roe, juveniles, smolt, fish in the sea, and slaughtered and processed fish. Inventories of goods are valued at the lower of cost price or estimated sales price. The cost price of processed goods comprises direct material costs, direct personnel expenses, and a percentage of indirect processing costs. The cost price of purchased goods is the actual purchase price.
- Taxes for the year comprise changes in deferred taxes and tax payable. Deferred tax assets relates mainly to losses carry-forward
- Fjord Seafood will change the reporting of financial information to be in compliance with IFRS in 2005. Information about the changes in connection with IFRS is provided in a separate section of this report, and further details will be given in the annual report of 2004. The financial information in this quarterly report is not adjusted for any IFRS aspects.

Further details about the accounting principles are provided in the annual report of Fjord Seafood.

NOK Million — Q - Report 5 / 11

FJORD SEAFOOD — **BALANCE SHEET**

	12.31.04	12.31.03	09.30.04	06.30.04	03.31.04
Licenses	988,1	1 042,3	1 048,8	1 065,3	1 063,9
Goodwill	917,0	989,8	943,3	967,5	979,4
Fixed assets	616,7	652,0	627,3	641,7	643,3
Deferred tax asset	259,6	288,5	310,3	301,9	296,4
Other fixed assets	85,2	48,5	41,4	42,9	41,6
Total fixed assets	**2 866,6**	**3 021,2**	**2 971,1**	**3 019,4**	**3 024,6**
Inventory	868,7	1 038,7	1 022,1	974,6	945,3
Account receivables	482,3	536,7	469,7	435,7	429,5
Other receivables	82,8	119,4	113,6	109,4	125,0
Bank, deposits, cash, etc.	99,7	105,2	34,9	62,0	162,6
Total current assets	**1 533,5**	**1 799,9**	**1 640,3**	**1 581,6**	**1 662,4**
TOTAL ASSETS	**4 400,0**	**4 821,1**	**4 611,4**	**4 601,0**	**4 687,0**
Share capital	475,6	475,0	475,6	475,6	475,0
Minority interests	1,3	1,9	1,9	1,8	1,9
Other equity	937,5	1 065,2	1 044,0	1 063,6	1 066,9
Total equity	**1 414,5**	**1 542,0**	**1 521,5**	**1 541,0**	**1 543,8**
Deferred tax	23,9	26,6	24,6	25,0	24,9
Other provisions	1,6	3,4	7,3	37,0	40,1
Total provisions	**25,5**	**29,9**	**31,9**	**62,0**	**65,0**
Long-term interest bearing debt	2 335,2	2 433,5	2 346,3	2 380,6	2 434,9
Other long-term liabilities	22,5	19,6	25,0	26,5	22,1
Total long-term liabilities	**2 357,7**	**2 453,1**	**2 371,3**	**2 407,1**	**2 457,0**
Short-term interest bearing debt	58,9	116,2	67,1	38,6	38,3
Acc. payables and other short-term liabilities	543,4	679,8	619,6	552,3	582,9
Total short-term liabilities	**602,3**	**796,1**	**686,7**	**590,9**	**621,2**
TOTAL EQUITY AND LIABILITIES	**4 400,0**	**4 821,1**	**4 611,4**	**4 601,0**	**4 687,0**

EQUITY AND SHARES

CHANGE IN EQUITY

	12.31.04	12.31.03	09.30.04	06.30.04	03.31.04
OPENING BALANCE 01.01.	**1 542,0**	**2 109,4**	**1 542,0**	**1 542,0**	**1 542,0**
Increase in capital/mergers	1,9	124,2	1,9	1,9	0,0
Net loss for the period	-27,1	-782,0	-12,8	-5,9	-0,9
Tax related to equity transactions	-10,6	1,1	0,0	0,0	0,0
Change in def. taxes due to change in tax laws	-47,9	0,0	0,0	0,0	0,0
Other equity transactions (currency trans etc)	-43,8	89,4	-9,6	3,0	2,7
EQUITY END OF PERIOD	**1 414,5**	**1 542,0**	**1 521,5**	**1 541,0**	**1 543,8**

NUMBER OF SHARES

	12.31.04	12.31.03	09.30.04	06.30.04	03.31.04
Number of shares end of period	475 598 081	474 967 387	475 598 081	475 598 081	474 967 387
Average number of shares*	474 817 729	442 124 523	474 755 499	474 631 721	474 370 897
Diluted number of shares**	474 817 729	442 124 523	474 755 499	474 631 721	474 370 897

* [illegible]

** [illegible]

NOK Million — Q - Report 6 / 11

89

FJORD SEAFOOD

CASH FLOW STATEMENT

	Q4 04	Q4 03	2004	2003	Q3 04	Q2 04	Q1 04
Pre-tax profit	-12,2	-268,1	-22,5	-918,8	-8,1	-3,1	0,9
Adjustment for write-downs and depreciation	42,7	283,0	187,1	873,1	46,9	50,4	43,1
Changes in inventory and accounts receivable/payable	87,7	98,4	22,8	91,1	-59,5	-34,6	29,2
Other adjustments	-26,5	-38,6	-18,6	-76,4	21,7	-28,7	14,7
NET CASH FLOW FROM OPERATIONS	91,9	74,8	168,8	-30,9	1,0	-16,0	91,9
Proceeds from sale of fixed assets	13,2	1,9	18,1	64,0	2,7	2,0	0,2
Purchases of fixed assets	-60,0	-39,6	-152,3	-136,6	-32,1	-36,9	-23,3
Proceeds/payments from sale/for purchase of shares	8,4	-7,2	81,8	-2,9	0,0	0,0	73,4
NET CASH FLOW FROM INVESTMENT ACTIVITIES	-38,4	-44,9	-52,4	-75,5	-29,4	-34,9	50,3
Net change in long-term liabilities	16,4	-83,6	-70,6	685,0	-27,4	-56,9	-2,7
Net change in short-term liabilities	-6,1	-1,3	-55,9	-676,5	29,4	0,9	-80,1
Receipt/payment of equity	0,0	97,0	1,9	124,2	0,0	1,9	0,0
NET CASH FLOW FROM FINANCING ACTIVITIES	10,3	12,1	-124,6	132,7	2,0	-54,1	-82,8
Exchange rate fluctuations, cash and cash equivalents	1,0	0,5	2,7	1,7	-0,7	4,3	-1,9
NET CHANGE IN CASH AND CASH EQUIVALENTS	64,8	42,4	-5,5	28,0	-27,1	-100,7	57,5
Cash and cash equivalents - start of period	34,9	62,8	105,2	77,2	62,0	162,6	105,2
CASH AND CASH EQUIVALENTS - END OF PERIOD	99,7	105,2	99,7	105,2	34,9	62,0	162,7
NET CHANGE IN CASH AND SHORT TERM DEBT	58,7	41,1	-61,4	-448,5	2,3	-99,6	-22,6

KEY FIGURES

	Q4 04	Q4 03	2004	2003	Q3 04	Q2 04	Q1 04
EBITDA margin (EBITDA / Operating revenues)	5,8 %	3,8 %	8,3 %	1,5 %	8,6 %	9,1 %	9,0 %
EBIT margin (EBIT / Operating revenues)	1,6 %	-13,2 %	3,0 %	-16,4 %	3,4 %	3,5 %	3,7 %
Booked value of equity	1 414,5	1 542,0	1 414,5	1 542,0	1 521,5	1 541,0	1 543,8
Equity ratio (Booked value of equity / Total assets)	32,1 %	32,0 %	32,1 %	32,0 %	33,0 %	33,5 %	32,9 %
Net Interest Bearing Debt - NIBD	-2 294,5	-2 444,6	-2 294,5	-2 444,6	-2 378,3	-2 357,2	-2 310,6
NUMBER OF EMPLOYEES (end of period)							
Chile	1 051	1 118	1 051	1 118	1 095	1 059	1 141
USA	121	237	121	237	109	112	169
EU	1 097	1 229	1 097	1 229	1 121	1 133	1 134
Norway	354	409	354	409	378	358	326
Fjord Seafood ASA	15	21	15	21	14	14	14
Total number of employees	2 638	3 014	2 638	3 014	2 787	2 676	2 764

NOK Million

Q - Report 7 / 11

FJORD SEAFOOD

BUSINESS SEGMENTS KEY FIGURES

TOTAL OPERATING REVENUES

	Q4 04	Q4 03	2004	2003	Q3 04	Q2 04	Q1 04	Non-recurring items included in 2003 figures: Q4 03	Non-recurring items included in 2003 figures: 2003
Chile	140,2	191,5	619,2	587,0	149,9	138,0	191,1		
USA	132,6	193,0	615,9	712,3	139,2	165,2	178,9		
Adjustments and eliminations	-75,5	-97,0	-347,3	-318,0	-85,3	-91,4	-95,2		
TOTAL AMERICAS	197,3	287,5	887,7	981,3	203,8	212,6	275,1	0,0	0,0
Norway	335,5	351,2	1 049,6	1 258,7	277,9	220,4	215,8	20,7	20,7
Belgium	125,6	328,6	1 212,5	1 130,7	293,1	306,0	289,4		
The Netherlands	70,6	69,1	288,3	317,4	68,2	77,7	71,8	0	16,4
France	105,0	107,5	349,9	332,2	81,1	94,4	69,0	0	2,2
Scotland	49,2	44,2	177,4	163,8	43,9	50,1	34,2		
Other entities	0,5	41,0	2,0	129,8	1,0	0,3	0,3		
Adjustments and eliminations	-26,2	-70,8	-253,8	-233,8	-67,6	-59,1	-50,9		
TOTAL EUROPE	699,6	870,8	2 826,0	3 118,8	697,9	690,0	628,6	20,7	39,3
Fjord Seafood ASA and staff units	0,0	1,8	0,0	6,9	0,0	0,0	0,0		
Adjustments and eliminations	0,2	-2,7	0,6	-22,6	-0,1	0,0	-0,6		
TOTAL GROUP	1 097,1	1 157,3	3 713,3	4 084,5	900,5	902,5	903,1	20,7	39,3

EARNINGS BEFORE INTEREST AND TAXES (EBIT)

	Q4 04	Q4 03	2004	2003	Q3 04	Q2 04	Q1 04	Non-recurring items included in 2003 figures: Q4 03	Non-recurring items included in 2003 figures: 2003
Chile	7,1	-47,7	63,0	-10,5	23,2	5,8	26,9	-77,6	-77,6
USA	7,5	-61,4	23,9	-298,5	5,7	7,8	2,9	-67,6	-292,0
Adjustments and eliminations	0,0	0,0	0,0	0,0	0,0	0,0	0,0		
TOTAL AMERICAS	14,6	-111,1	86,9	-308,9	29,0	13,6	29,8	-145,2	-369,6
Norway	-12,5	4,0	10,4	283,7	1,6	9,8	9,5	11,8	-218,2
Belgium	26,3	25,2	84,0	68,2	19,6	19,1	19,0	6,8	-6,9
The Netherlands	5,1	3,1	15,5	19,5	4,3	3,1	2,8	-0,3	16,4
France	4,0	5,7	4,5	5,5	-0,6	2,6	-1,5	0,3	2,2
Scotland	3,2	-34,7	-1,6	-50,1	-2,3	0,5	-1,9	-25,3	-25,3
Other entities	0,2	8,5	0,3	-10,7	0,5	0,2	0,2	-10,8	-10,8
Adjustments and eliminations	-10,2	-10,2	-41,5	-39,8	-10,4	-10,2	-10,7		
TOTAL EUROPE	16,1	-25,4	71,6	-291,3	14,8	23,9	16,9	-31,7	-243,5
Fjord Seafood ASA and staff units	-14,3	-26,4	-46,3	-66,7	-13,4	6,8	-11,7	-9,1	-9,1
Adjustments and eliminations	0,1	4,2	-0,1	0,0	0,0	1,3	-1,3		
TOTAL GROUP	16,3	-158,7	112,1	-666,9	30,3	31,9	33,7	-186,0	-621,2

SHAREHOLDERS AND SHAREPRICE

SHAREHOLDERS AS PER 31.12.2004

Owner	Ownership
Domstein ASA	11,23 %
Domstein Enghav AS *	7,36 %
Odin Norge	5,10 %
Odin Norden	4,47 %
Credit Suisse First Boston	2,03 %
Vital Forsikring ASA	1,53 %
Vicama AS	1,13 %
MP Pensjon	1,09 %
Hjelde	1,07 %
West Coast Invest AS	1,05 %
Fondsfinans ASA	1,00 %
Umoe Invest AS	0,92 %
Torgnes Akva AS	0,76 %
Torgnes Invest AS	0,66 %
DNB Nor Norge	0,62 %
Saga Lax Norge AS	0,55 %
Saga Lax AS	0,53 %
Fortun AS	0,53 %
Torgnes AS	0,51 %
Sparebanken Rana	0,50 %
Total for the 20 largest shareholders	42,63 %
Other shareholders	57,37 %

* Domstein Enghav AS is 100% owned by Domstein ASA

Share price performance - Fjord Seafood ASA (FJO)

NOK per share

2002 2003 2004

NOK Million

Q - Report 8 / 11

90

ONLY FARMING ENTITIES

	PRODUCED VOLUME (Tons, living weight - growth)					HARVESTED VOLUME (Tons, gutted weight)				
	Q4 04	Q4 03	2004	2003	2002	Q4 04	Q4 03	2004	2003	2002
NORWAY	**7 966**	**9 753**	**38 748**	**35 246**	**37 758**	**12 439**	**7 482**	**34 388**	**32 752**	**31 399**
Atlantic	7 966	9 469	38 159	33 892	35 288	12 439	7 401	33 364	30 950	29 347
Trout	0	284	589	1 354	2 471	0	81	1 024	1 802	2 052
SCOTLAND	**1 524**	**1 898**	**5 862**	**6 709**	**6 310**	**1 668**	**1 295**	**5 820**	**5 239**	**5 509**
Atlantic	1 524	1 898	5 862	6 709	6 310	1 668	1 295	5 820	5 239	5 509
CHILE	**8 214**	**8 023**	**32 788**	**34 984**	**23 359**	**6 828**	**9 573**	**26 015**	**24 640**	**25 059**
Atlantic	8 214	6 204	32 788	30 099	19 906	6 828	6 140	26 015	20 940	20 464
Trout	0	110	0	1 351	1 718	0	820	0	1 040	2 259
Coho	0	1 710	0	3 534	1 736	0	2 613	0	2 660	2 336
USA	**0**	**1 501**	**-713**	**2 276**	**7 036**	**0**	**995**	**882**	**2 701**	**4 469**
Atlantic	0	1 501	-713	2 276	7 036	0	995	882	2 701	4 469
Total	**17 705**	**21 175**	**76 685**	**79 216**	**74 463**	**20 935**	**19 345**	**67 103**	**65 331**	**66 435**
Atlantic	17 705	19 072	76 096	72 977	68 539	20 935	15 830	66 079	59 830	59 788
Trout	0	394	589	2 705	4 189	0	901	1 024	2 842	4 312
Coho	0	1 710	0	3 534	1 736	0	2 613	0	2 660	2 336

SALMON PRICES IN NORWAY AND USA

Fresh Atlantic Salmon (FHL- price), packed, gutted ex. processing

NOK/kg

FHL 4-5 kg — Average FHL

Chilean fillet (Urner Barry), FOB Miami

USD/lbs

2-3 lbs — 3-4 lbs

NOK million

TRANSITION TO IFRS REPORTING

All listed companies in Norway and in the rest of Europe will normally have to report in accordance with IFRS from 2005. The following describe the consequences of the transition to IFRS for Fjord Seafood.

CHANGES IN FUTURE REPORTING

In the annual report of 2003 Fjord Seafood disclosed information about the IFRS (International Financial Reporting Standards) implementation in Norway, which will have to be adhered to in the first quarter report of 2005 and onwards. IFRS reporting were also described in the third quarter report of 2004.

Fjord Seafood will report in compliance with the IFRS for the first time in the quarterly report for the first quarter of 2005. This report will state compliance with IAS 34, and will provide comparable figures (reworked in accordance with IFRS) for the first quarter of 2004 and for the whole year of 2004. Reconciliation between previously reported figures and IFRS figures will be included. It is the intention of Fjord Seafood to continue using the structure of the Profit and loss statement, the balance sheet and the cash flow statement as they are presented in 2004.

When implementing IFRS the balance sheet at year-end 2003 will be restated to be in compliance with IFRS, and this restated balance sheet will be the starting point for the IFRS reporting.

Further information about the IFRS implementation will be provided in the annual report of 2004. The first annual report to be in compliance with IFRS will be the report for 2005.

CONSEQUENCES OF IFRS REPORTING

The consequences of the implementation of IFRS can be summarised as follows;

a) increased volatility in reported profit as a consequence of short-term changes in fair value. In general the IFRS focus on changes in (fair) value of assets and liabilities and not on the traditional profit and loss reporting

b) increased use of estimates and discounted cash flow measurement increases the need for note disclosures

c) various alternatives for valuation of assets and liabilities increases complexity and reduces uniformity

IFRS AND CALCULATION OF COVENANTS

The book equity of the group will be changed when implementing IFRS. In the loan agreement with Nordea it is agreed that changes in accounting principles should lead to the covenants being adjusted, the issue has not been discussed with the other lenders. Fjord Seafood does not foresee any practical impacts to the groups financing from the introduction of IFRS.

REPORTING OF FINANCIAL INSTRUMENTS

Under IFRS, the IAS 39, which deals with reporting of financial instruments, has gained much focus.
The IAS 39 will not be implemented in the opening balance at 01.01.2004. Any implementation effects relating to IAS 39 will be included on 1.1.2005 as required in IFRS1. Fjord Seafood does not foresee any large implementation effects related to IAS 39.

EXPECTED CHANGES IN BALANCE SHEET AND PROFIT AND LOSS 2004

Based on the analysis carried out the financial effects of the transition to IFRS can be summarised as shown in the tables below. These figures are based on the existing IFRS standards and current interpretations of the standards. Due to some uncertainty about the understanding of various IFRS standards there might be changes to the estimated figures.

		Effect in opening balance 2004			Effects in closing balance 2004		
MNOK	Note	Assets	Liabilities	Equity	Assets	Liabilities	Equity
Reported under N-GAAP (Q4 report)		4 821,1	3 279,1	1 542,0	4 400,0	2 985,5	1 414,5
Expected IFRS adjustment:							
Deferred tax on licenses	1		232,4	-232,4		221,5	-221,5
Derecognition badwill/ amort goodwill	2/ 3	30,2		30,2	80,4		80,4
Fair value for fish > 4kg	4	32,5		32,5	19,7		19,7
Derecognition finance cost in inventory	5	-6,4		-6,4	-5,1		-5,1
Change in deferred tax due to IFRS adj.	6	-5,5		-5,5	-6,4		-6,4
Other IFRS effects	7		-0,7	0,7		-0,7	0,7
Total effect from trans. to IFRS		50,8	231,7	-180,9	88,6	220,8	-132,2
Expected IFRS value		4 871,9	3 510,8	1 361,1	4 488,6	3 206,3	1 282,3
Equity ratio N - GAAP				32,0 %			32,1 %
Equity ratio IFRS				27,9 %			28,6 %

91

Fjord Seafood IFRS

MNOK	Note	Estimated effect in P/L 2004			
		EBITDA	EBIT	PBT	Net result
Reported under N-GAAP (Q4 report)		299,2	112,1	-22,5	-27,1
Expected IFRS adjustment:					
Deferred tax on licenses	1				4,1
Amortisation goodwill	2		59,0	59,0	59,0
Amortisation badwill	3		-8,5	-8,5	-8,5
Fair value for fish>4kg	4	-12,3	-12,3	-12,3	-12,3
Derecognition finance cost in inventory	5	1,2	1,2	1,2	1,2
Change in deferred tax due to IFRS adj.	6				-0,9
Other IFRS effects	7	-0,2	0,1	1,4	1,4
Total effect from trans. to IFRS		-11,3	39,5	40,8	44,0
Expected to be reported under IFRS		287,9	151,6	18,3	16,9

Note	Elements to adjust	N-Gaap vs IFRS	Change
1	Deferred tax on licences	Under IFRS the deferred tax shall be calculated using the nominal tax rate, without any discounting. Deferred tax on the temporary differences related to licenses has under N-GAAP not been recorded in acquisitions of companies because the "long life" of the temporary difference has indicated that the NPV of the tax would be nil.	The temporary difference on licenses in the group accounts gives rise to a deferred tax, which will be included in the opening balance, and this will reduce equity equally in the opening balance. Later changes will be reported through the P/L.
2	Amortisation of goodwill	Under N-GAAP goodwill has been amortised over the estimated useful life. Under IFRS goodwill will not be amortised, but an annual impairment test will be performed.	No amortisation of goodwill should be reported. Reported amortisation of goodwill in 2004 (N-GAAP) will be reversed.
3	Derecognising of badwill	Badwill is not to be carried in the balance sheet under IFRS.	Book value of badwill at 31.12.2003 will be reversed and included in equity (increase equity). Reported amortisation in 2004 will be reversed.
4	Fair value on live inventory / biomass (IAS 41)	IFRS require valuation of biomass (live fish) to be based on an estimated fair value; valuation at cost (as under current N-GAAP) can be accepted in some cases.	Fish that is close to harvest (average live weigh of 4 kg and more) will be valued at fair value based on observed market prices. Fish smaller than 4 kg and smolt will be valued at cost.
5	Derecognising of finance cost included in inventory	Under N-GAAP finance cost has been included in cost of inventory due to a long production cycle on biomass. Under IFRS Fjord Seafood will no longer include finance cost in inventory.	Finance cost included in inventory under N-GAAP will be expensed in full under IFRS.
6	Change in deferred tax due to IFRS adjustments	Change in value of inventory, pensions etc as a consequence of IFRS gives rise to a change in calculated deferred tax.	Deferred tax is calculated on all changes in value of biomass in the opening balance, and through 2004.
7	Other IFRS effects	This line contain minor items such as expenses of stock options, translation adjustments, adjusted pension accounting etc.	

Q – Report 11/11

Appendix III 2003 annual report


ANNUAL REPORT 2003
FJORD SEAFOOD
-Excellence in seafood-
FJORD SEAFOOD



Fjord Seafood
- Excellence in seafood

Events in 2003

- In the course of the year, the company continued with the comprehensive restructuring that was initiated in 2002. This restructuring included a number of measures to enhance profitability, including closing of facilities and operations in several countries.
- At the beginning of November, the company undertook a private placement directed at private and institutional investors. This placement strengthened the equity capital by NOK 97 million.
- In December 2003 the company introduced a new vision, strategy and set of values. In line with this new strategy, the company decided to change the organisational structure from two to three divisions. At the same time, all the companies in the Group will change their names so that all enterprises carry Fjord Seafood in the names.

Introducing Fjord Seafood

- Fjord Seafood was formed in 1996 in Brønnøysund, Norway. Starting as a local fish-farm with two licences, the company has grown into a global supplier of seafood with operations in several countries. This growth has taken place through acquisitions and organic growth, both nationally and internationally.
- The company produces a wide range of seafood to customers in Europe, the USA and Asia. Products are processed in a number of countries, including Belgium, the Netherlands and France. Some processing also takes place in Chile and the USA.
- The salmon used in the production comes from Fjord Seafood's own aquaculture operations in Norway, Scotland, the USA and Chile. Fjord Seafood is one of the world's three largest salmon farming companies.
- The company was floated on the Oslo Stock Exchange in 2000 (OSE:FJO).

Content

VISION What do we want to achieve?

- Producing safe, healthy and tasteful seafood
- Working to be known by our customers for high standards, a high level of service, high quality and innovation
- Striving to do our job on every level and in each location in the best way possible

Fjord Seafood´s history in figures

Amounts in NOK 1000

	2003	2002	2001	2000	1999
Profit and loss statement					
Operating revenues	4 084 518	4 249 536	3 365 499	2 330 707	956 072
Operating costs	-4 024 839	-4 094 370	-3 399 241	-2 047 625	-813 317
Operating profit before depreciation and write-downs	59 679	155 166	-33 742	283 082	142 755
Ordinary depreciation and amortization	-237 124	-240 605	-244 468	-79 908	-31 673
Write-off fixed assets and intangible assets	-489 492	-65 582	-372 110	-12 584	0
Operating profit after depreciation and write-downs	-666 937	-151 021	-650 320	190 590	111 082
Net financial items	-251 857	-178 561	-204 207	-79 363	-33 604
Profit before tax	-918 793	-329 582	-854 527	111 227	77 478
Profit for the year	-781 994	-192 278	-743 155	85 012	56 871
EBITDA margin	1,5 %	3,7 %	-1,0 %	12,1 %	14,9 %
EBIT margin	-16,3 %	-3,6 %	-19,3 %	8,2 %	11,6 %
Cashflow					
Cashflow from operations	-35 303	-162 488	-274 862	-666	74 162
Net cashflow	27 941	-91 298	108 014	50 590	-293
Balance sheet					
Total assets	4 826 173	5 335 144	5 352 339	4 427 044	822 459
Bank deposits, cash and cash equivalents	105 163	77 222	168 520	60 506	9 917
Intangible fixed assets	2 320 698	2 396 103	2 033 700	1 909 488	115 614
Total equity	1 541 685	2 109 358	1 687 708	1 269 239	299 960
Net interest bearing debt (ex. leasing)	-2 361 778	-2 349 749	-2 628 628	-2 334 843	-307 394
Equity ratio	31,9 %	39,5 %	31,5 %	28,7 %	36,5 %
Capital and market value					
Share capital	474 967	427 404	201 642	70 229	46 894
Total equity	1 541 685	2 109 358	1 687 708	1 269 239	299 960
Market value at year end	1 605 390	1 098 428	1 037 262	2 025 061	-
Per share figures					
Time-weighted average of shares issued and outstanding	442 125	304 076	105 438	56 961	46 894
Market value per share at year end (NOK)	3,38	2,57	5,14	28,84	-
Earnings per share (NOK)	-1,77	-0,63	-7,04	1,49	1,21
RISK per share 01.01. (NOK)	0,00000	0,07621	-0,24601	0,10700	-0,11500
Accumulated RISK per share 01.01. (NOK)	-0,17337	-0,17337	-0,24958	-0,00357	-0,11057

STRATEGY How will we do it?

A leading, integrated, global supplier of value added seafood, through continuous focus on customers' and consumers' needs, quality, innovation and environmental responsibility





The President and CEO on the state of Fjord Seafood

In the course of the year we have undertaken a thorough review of our strategy and organisation. After many years of rapid growth through mergers and acquisitions, there is a need to ensure that all parts of the company are pulling in the same direction and have a uniform understanding of where we are going. The object of the review was also to help the various companies in the Group become more tightly integrated into Fjord Seafood, so that we are more clearly profiled as "one company".

Our vision, "Excellence in seafood", describes our orientation as a global seafood company, and constitutes a strong commitment to our customers, a promise to supply quality at every stage of the value chain. This we intend to achieve by being a "leading, integrated, global supplier of value added seafood, through continuous focus on customers' and consumers' needs, quality, innovation and environmental responsibility". We have enjoyed a good strategy and values process, and thereby laid a solid foundation for pulling together towards a common goal.

In consequence of this strategy, we are changing our organisational structure. For the sake of achieving a sharper focus on the European market and better utilisation of the Group's total sales and marketing resources, we have created a separate division for sales and marketing in Europe. At the same time, we have gathered all the processing operations in Europe in a single division, which will make it easier to extract synergy benefits on the production side. Farming in Norway, Chile and the USA, plus sales in the Americas are grouped in a third division. The new organisation will give us a sharper focus on the market and the success criteria in the various parts of the value chain, while increasing coordination and integration between the divisions. Over time, this should contribute to a growth in turnover, and more rational operation of the company.

2003 was a demanding year. The farming industry has struggled with rock-bottom prices in the European market, which has meant red ink for both Norwegian farmers and for Fjord Seafood itself. Our farming operations in the USA and Scotland have seen poor results, caused by small standing biomass and quality problems. Our Chilean operation, on the other hand, has enjoyed a fine year, with good production and relatively stable and satisfactory prices in the American market.

All in all, the processing market in Europe has had a poor year. Even if the Belgian result was satisfactory, the overall results for the VAP division were weak, due to problems in Scotland, France and the Netherlands. The year's results were also affected by large accounting write-downs, occasioned partly by structural changes involving the sale or winding-up of units and partly by a revaluation of previously acquired enterprises.

In the course of the year the company strengthened its financial position through two private placements. There has been a considerable turnover of the company's shares, and this also caused the ownership structure to undergo major changes compared with the beginning of the year. Then, it was partly owned by foreign shareholders but at the end of the year it is mainly in Norwegian hands. In the course of the year the share price rose from a low of about NOK 1 in May/June to over NOK 3 at the end of the year.

The farming industry is enjoying growth. In 2003 our main markets, the USA and the EU, grew by 15% and 8% respectively. Access to wild salmon is limited, and farmed salmon has gradually become an important part of the diet in many countries. In 2003, around 1,15 million tonnes of Atlantic farmed salmon were produced, and the industry attracts plenty of attention from consumer and environmental organisations. Now and then, therefore, we see some very negative articles about the farming industry, which in turn leads to market shrinkage. Fjord Seafood is concerned about food safety and is working continuously to run our operations in accordance with the environmental standards that have been laid down and that are expected of us. We have just initiated a large-scale investment programme to upgrade our Chilean smolt production. This investment will reduce the risk currently associated with the production of smolt in lakes and brackish water, help us to operate in a more eco-friendly manner and cut costs. As an aquaculture player we are a big and important industry conducting biological food production in seawater and fresh water, and we must expect and accept that society wants transparency in our operations.

In the course of 2003 we sold and wound up several companies, which meant that staff was reduced by 670 man-years. This was necessary to adapt the cost side to the market. For the employees, their trade unions and the company, it has been a demanding process; through dialogue and cooperation with the employees and unions, however, the reductions were implemented in a constructive manner. There has been a common understanding that the restructuring was necessary in order to safeguard the company's long-term position in the market.

We are entering 2004 strengthened. Our organisational work has laid a solid foundation for the creation of a uniform corporate culture with a single vision, strategy and set of values. We have reviewed the company's value chain and are in the process of removing the elements that do not fit in. Costs have been considerably reduced, and the markets are growing. We are also uniquely positioned with our biggest farming operations in Norway and Chile, plus a considerable processing capacity and salesforce in Europe and the USA. This is an optimum point of departure for realising the vision of an excellent seafood company.

Helge Midttun

Helge Midttun
President and CEO



Board of Directors´report

Fjord Seafood is a leading, integrated, global supplier of seafood. It has fish processing operations in Belgium, the Netherlands, France, Chile and the USA. The Group is one of the world's largest producers of farmed salmon with fish farming operations in Norway, Chile, the USA and Scotland. The key markets are the EU/Europe and the USA. The Group's head office is located in Norway.

Development through the year

2003 has been a demanding year for Fjord Seafood. The profit/loss for the year after taxes came to MNOK -782,0, which amounts to NOK -1,77 per share.

In 2003, the Group carried out an extensive restructuring of its operations in order to reduce costs, adapt production and products to the market and integrate the Group's operations in order to achieve synergies of cost, markets and skills. As a result, Fjord Seafood has wound up operations, sold facilities and downsized its staff by about 670 man-labour years in 2003. In total the Group has entered write-downs and charges against profits associated with restructuring in the accounts amounting to MNOK 584,3. The write-downs involve business assets, financial assets, licences and goodwill.

In February 2003, the Group signed a new 5-year loan contract (until 2008) with Nordea. The contract had a ceiling of MNOK 2 380. In June, agreements were entered into with local banks in Chile, which guaranteed long-term financing (3-5 years) worth MUSD 37,2 for the Chilean operations. In November, Fjord Seafood ASA carried out a share issue aimed at institutional investors and gained an infusion of MNOK 97 in cash. In connection with this share issue, the interest terms of the contract with Nordea were adjusted so that Fjord Seafood achieved a reduction in its interest expenses. Through the new loan contract and the infusion of funds, the Group achieved a better basis for its ongoing focus on optimisation of costs and its reorganisation of the Group's total operations.

2003 has been a turbulent year in the market as well. In both the USA and Europe the trend in the economy was negative in the first half, with increased unemployment and lower demand for our products. This was partly due to the wars in Iraq and Afghanistan, but the SARS epidemic in Asia has also resulted in a lower demand for Fjord Seafood's products during certain parts of the year. The market trend has been better in the second half of the year.

New strategy

A key element of the restructuring that has taken place in 2003 has been to develop a future-oriented strategy for the Group. It has been especially important to focus more on the needs of the markets, and the Group will in the future accommodate its operations to the trends in the markets to a much greater extent. All processing in Europe will be organised in a separate division. At the same time, all sales activities in Europe will be concentrated in a sales and marketing division. In collaboration with the farming division in Europe, these divisions must develop and accommodate the production to the customers' needs and plan ahead on the basis of the expected demand in the different markets. Long-term customer relationships and key customers in selected market segments are key elements in the new strategy.

VAP

Significant changes have been carried out in the processing operations (VAP) in Europe in order to improve the margin. The processing operations in Scotland (Wisco Processing) were reorganised in the second quarter, and the more advanced processing was moved from Scotland to the facilities in Belgium and France. Smoking and filleting is still done in Scotland, but 44 persons were made redundant as a result of the reduced activity. At the same time, both the farming and processing operations were organised under common management. The restructuring in the Netherlands has been completed by winding down the operations in Dimo, which made about 110 employees redundant. In France, a factory building owned by the subsidiary LMB has been sold, and the operations moved to better production facilities. A tighter integration of the operations in the three production units in France will be carried out in 2004.

As a result of the reorganisation in Europe, the former head office of the Pieters Group has been closed down and all of the Group functions have been concentrated in Norway.

Farming

For the farming operations, 2003 has been a demanding year with major restructuring. Superchill (abnormally low ocean temperatures), on the Northeast coast of the USA at the close of last year resulted in the death of large quantities of fish, and this meant that many American businesses did not have products for sale in 2003. As a result, there was a sharp increase in the price of salmon during the spring in the USA.

In Europe, the minimum price agreement between Norway and the EU has entailed that the producers have delayed slaughtering their salmon, and an important volume of salmon has been sold to other markets, primarily the Orient.

When this agreement terminated in May 2003, many producers chose to sell large volumes of salmon in Europe over a short period of time, and hence the prices dropped to historic lows. In the latter part of the year, salmon prices increased in the European market, and the trend has continued in 2004.

In Chile, new management was hired in 2003. During the year Chile improved its results, both as a result of the price trend for salmon in the USA and as a result of good production and operations.

A new strategy was drawn up during the year for the operations in Chile. The key elements in this strategy are that smolt production, which has previously been located in lakes, will be moved to land-based facilities in order to ensure the quality of the smolt and to conduct an environmentally friendly smolt production. Operation of the facilities in the sea will be integrated and optimised. Most of the facilities and licences associated with the smolt production will be sold, and future smolt production shall primarily meet Fjord Seafood's needs. It is a goal that Fjord Seafood Chile shall increase its total production capacity for salmon, while lowering its production costs. The sales organisation in the USA will be organised as part of the operations run from Chile.

The sale of non-strategic facilities and licences in Chile will contribute considerably to the financing of the new smolt production facility. These sales can result in accounting losses of MNOK 84,2. The estimated loss has been entered in the 2003 accounts.

Fjord Seafood has also carried out major restructuring in Norway in 2003. A total restructuring is under way, and the objective has been to maintain the production volume with less tied-up capital and a considerably lower cost level. In June it was decided to wind down the processing operations at Leines in Nordland and 80 employees were affected. The smolt production has been reorganised and will produce smolt for own needs only. Production of smolt has previously occurred at eleven sites, but this will be reduced to only four. In December it was decided that Fjord Seafood's entire harvest volume should be handled at the slaughterhouses on Herøy in Helgeland and in Florø. The slaughterhouse in Abelvær was wound down and 80 employees were made redundant.

A more concentrated operation of the sea facilities will be implemented after changes have been made in the transfer regulations for licenses. Facilities will be wound down or concentrated in sites where the natural conditions are most favourable for good operations. Thus, the number of sites will be reduced from more than 30 to about 15 during 2004, and the number of employees will somewhat decrease. The sales organisation in Norway has had a sales office in Denmark, and it was decided at year-end to close it. 17 employees in Denmark will be affected by the closure. The customers who have previously been served from Denmark will be dealt with from Norway and Belgium. Altogether, the workforce in the Norwegian organisation has been reduced by 168 man-years from 577 in 2002 to 409 man-years at year-end. At the end of February 2004, there were 382 employees in Norway.

In order to adapt production to the demand for salmon, a certain number of smolt and salmon were culled in Norway during the second quarter.

Accounting profit/loss per share per year

NOK; 2000, 2001, 2002, 2003

Cash flow from operations (ex inv) per share per year

NOK; 2000, 2001, 2002, 2003

The Group's interest-bearing debt and equity

TNOK; 2001, 2002, Q1, Q2, Q3, 2003

■ Interest-bearing debt ☐ Equity

resulting in a cost of MNOK 42,4. At the same time the book value of assets in processing, smolt production and slaughterhouses in Norway were written down by MNOK 143,4.

In the USA the court rulings in 2003 relating to the "Endangered species act" and "Clean Water Act" have caused tight conditions for fish farming in the state of Maine. Fjord Seafood does not consider the farming activities in the USA strategically important, and is considering several alternatives for its farming operations in the state of Maine. Fjord Seafood has carried out a considerable write-down of its assets in the fish farming operations. The subsidiary Ducktrap, which operates advanced processing of salmon products, has not reported satisfactory results. To reverse this trend a number of measures have been undertaken. Altogether in 2003, Fjord Seafood has charged MNOK 226,7 as an expense tied to restructuring costs, write-down of book value on licences, goodwill and assets in the USA.

The year's result

The Group achieved a turnover of MNOK 4 084,5 in 2003 compared with MNOK 4 249,5 in 2002. In the figures for 2002, an accounting profit of MNOK 200,5 from the acquisition of the Pieters Group was included. The Group's operating costs amounted to MNOK 4 751,4 in 2003 compared with MNOK 4 400,5 the previous year, and the operating results at year-end were MNOK -666,9 in 2003 compared with MNOK -151,0 in 2002.

A total of MNOK 546,8 has been charged as expenses related to write-downs of assets, goodwill and licences in 2003, and MNOK 37,5 have been charged as an expense in connection with restructuring in the Group.

Net financial items amounted to MNOK -251,9 (-178,5). The result after taxes for the year came to MNOK -782,0 (-192,3) after tax items amounting to MNOK 136,8 had been recorded to income.

The operations generated a cash flow of MNOK -35,3 compared with MNOK -162,5 in 2002. Net cash flow from investments and financing amounted to MNOK 61,5 in 2003 after cash issues of MNOK 124 in 2003. Net cash flow from investments and financing in 2002 came to MNOK 86,9 after cash issues of MNOK 546,2. The net cash flow per share was positive at NOK 0,06 per share. At the close of 2003, the Group had MNOK 439,0 in available liquidity.

Pursuant to section 4-5 of the Norwegian Accounting Act, we hereby confirm that the preparation of the annual accounts has been based on the going concern assumption. The Group has long-term financing, and in 2003 major organisational and operational changes were carried out that are expected to contribute to positive results.

The total market value (market capitalisation) of Fjord Seafood has been lower than the Group's book equity during parts of the year. In 2003, Fjord Seafood has made considerable write-downs of book value on assets, including write-down of licences and goodwill, in order to reflect the estimated value of these assets. In the latter half of 2003, there was an increase in the market price of Fjord Seafood shares. At year-end, the market capitalisation of the Group amounted to MNOK 1 605,4, whereas book equity amounted to MNOK 1 541,7.

The parent company's accounts show operating revenues of MNOK 20 in 2003, and an operating loss of MNOK -52,8. In the parent company's accounts, book equity on shares in subsidiaries is written down by a total of MNOK 467,5, and lending to subsidiaries is written down by MNOK 115, primarily as a result of the large write-downs that have been made in the consolidated accounts for 2003. Book value of shares in other companies has been written down by MNOK 54,6 and other assets in the parent company have been written down by MNOK 3 in 2003. At the company's annual general meeting, the Board of Directors will recommend that the parent company's loss for the year of NOK -675 371 473 be covered by other equity.

Financing, capital structure and owners

The Group's total assets had a book value of MNOK 4 826,2 at year-end, of which MNOK 2 032,1 are related to goodwill and licences. At year-end, the Group's interest-bearing debt amounted to a total of MNOK 2 549,7. In February 2003 a new loan agreement with Nordea was entered into, and in June 2003 a long-term financing worth MUSD 37,2 was entered into in Chile with Chilean banks.

In the Group's loan agreements, provisions related to the fulfilment of target figures related to results, available liquidity and equity have been included. Nordea has accepted reduced requirements with regard to these provisions until June 2004. The Board of Directors refers to the note in the accounts where this situation is discussed.

During the year, there have been considerable changes in the composition of shareholders. ContiGroup, which owned about 5%, Seaboard Corporation, which owned around 20% and Samherji and SND Invest sold out of Fjord Seafood in the autumn of 2003. In November, Fjord Seafood ASA completed a private placement of MNOK 97 aimed at institutional investors in Norway and abroad. The share issue was fully subscribed after only a short period of time and helped give the Group greater freedom of action relating to the restructuring that is being carried out.

The Group's book equity at the close of 2003 amounted to MNOK 1 541,7, which gives an equity ratio of 31,9%. The parent company had a book equity at year-end of MNOK 2 260,4.

Dividend

Fjord Seafood continues to face important challenges with regard to generating good economic profits. Based on this the Board of Directors will not suggest any dividend payment to the shareholders for 2003.

Organisation and working conditions

It has been important for Fjord Seafood to involve the employees in the processes that have been initiated. In spite of the fact that 2003 has been a difficult year, there has been good cooperation with the employees. In the opinion of the Board of Directors, the employees have been very helpful to the Group in its efforts to prepare itself to meet the upcoming challenges.

At the start of the year, the total number of man-years in Fjord Seafood was 3 684. At year-end, the number of man-years had been reduced by 670 to 3 014. In January 2004 the operations in Switzerland were sold, and the number of man-years was reduced by another 40 persons.

There has been an 18,1% reduction in the number of man-years in 2003 with the change distributed as follows

Chile	-355
Norway	-168
Netherlands	-122
Scotland	-41
USA	-42
Belgium	+50
France	+8
Total	670

The reduction in Chile is largely due to the closure of the processing plant in Chonchi, which eliminated approx 280 man-years. In addition, the operation of the facilities in the sea and in smolt production have been integrated and optimised, and this has resulted in approx 70 fewer man-years. The reduction in the number of employees in the Netherlands was achieved by the closure of the operations in Dirno.

The cooperation with employee organisations is generally regarded as good. Various cooperative bodies have been established locally. In Norway, several cooperative committees have been set up, as well as committees to deal with the work environment and employee relations. The Group employee-management committee consists of 14 members, of which 7 are appointed by management and 7 selected by employees.

Within the Group, there has been a positive trend in the rate of absence due to illness during the year. The highest rate of absence due to illness in the Group was in Norway. In 2002 targets were set in Norway for the reduction of absence due to illness by the close of 2004. The company is working systematically to achieve this goal; some units have signed an agreement to become a "more inclusive workplace". In 2004 there will be a particular focus on the follow-up of employees on long-term sick leave, regular HSE training and active prevention of injuries and accidents. In Norway the rate of absence due to illness was 9,1% in 2003, compared with 10,3% in 2002.

Percentage of women as of 31 Desember 2003

80 %, 60 %, 40 %, 20 %, 0 %
Norway Netherland Chile France Belgium USA Scotland Switzerland

Number of man-years per country as of 31 Desember 2003

Switzerland, 39 | UK, 170 | Norway, 430 | France, 318 | Netherlands, 235 | Belgium, 467 | USA, 237 | Chile, 1 118

Chilean fillet, Urner Barry - FOB Miami 2003

USD 3,50 3,00 2,50 2,00
Year
2-3 lbs — 3-4 lbs

Fresh Atlantic salmon (FHL price), packed, gutted ex. processing 2003

NOK 24 21 18 15 12
Year
FHL 4-5 kg. Average FHL

In the other units in Europe, the rate of absence due to illness has been 8% and lower in the different companies, whereas the rate of absence due to illness in Chile and the USA has been under 5%. The rate of absence due to illness in Fjord Seafood ASA was 5,7% in 2003.

A total of 251 personal injuries were registered in the Group in 2003, primarily minor crushing injuries and cuts in the processing units. In Fjord Seafood ASA, there have not been any accident situations in 2003.

Organisationally, considerable changes have been carried out in the Group in 2003. Helge Midtun commenced as the new Group CEO in April, and former Group CEO, Paul Birger Torgnes, assumed the post of head of Norwegian operations. Torben Petersen is the new head of the Chilean operations. The middle management level in the organisation in Norway has been eliminated in connection with the reorganisation. As a result of the new organisation of the operations in Europe, Jo Dekeyzer will be head of processing operations, and Geert Vermeersch will be head of sales and marketing in Europe. Both will be included in the Group management.

Fjord Seafood wants to increase the number of women in management positions. At the election of a new Board of Directors in January 2004, two female directors joined the Board, and the percentage of women on the Board of Directors is now 25%. The Group's ethical rules will help promote the equal status of all employees, women as well as men. Given that factories have traditionally been female workplaces, women as a group have been especially hard hit by the restructuring that has taken place.

The operations in France and the Netherlands are primarily processing plants and factories. There has traditionally been a predominance of women employed in these operations. The operations in Switzerland are a pure sales organisation. Altogether, approx 37% of the employees in the Group are women.

Environmental factors

The Group's operations can affect the external environment in sea, fresh water and on land. Long-term environmental consequences, fish health and optimal resource utilisation are crucial for the Group's financial performance. To a great extent, the Group's products are food products, which can affect the health of people and animals.

Especially in the farming operations the Group has recognised the need to focus on environmental factors, both in Norway and internationally. In 2003, Fjord Seafood took part in the establishment of the first international Integrated Fish Farm Standard, which applies to the whole value chain from egg to slaughterhouse. This work marks an international breakthrough in order to achieve global common standards for fish farming. As a step in the development work through EurepGAP, Fjord Seafood has gone through the Group's value chain and identified important points requiring further follow-up with regard to the environment, food safety, HSE and fish health/animal welfare. These have been incorporated into the Group's quality system.

Fjord Seafood has ISO 14001 certification for 22 lisences in Norway, and these lisences have also been certified according to the European standard, EMAS. For the remaining lisences, a programme has been drawn up for the introduction of these standards, and this programme will be followed up so that more facilities and hatcheries are certified in 2004.

The Group has set clear environmental goals for its farming operations, covering escapes from pens, salmon lice problem, use of antibiotics, biological feed conversion ratio, handling of land-based waste and more. Detailed environmental goals and measures within each of the main goals have been specified for all fish farming facilities in Norway, Chile and Scotland.

The fish's health and welfare are monitored through a well-developed veterinary service. This veterinary service conducts studies in the farming facilities and plans and participates in the implementation of preventive measures.

The Group aims to reduce the biological feed conversion ratio. The feed conversion ratio shows the amount of feed that the fish eat in order to grow one kilo and is thus a measure of how efficiently the feed is utilised. Through efficient use of feeding systems and computer monitoring, the Norwegian fish farming operations have shown in 2003 that it is possible to achieve a feed conversion ratio below 1,0, and this has now been set as a goal for the Norwegian operations. The feed conversion ratio shall also be reduced significantly in the operations in Chile and Scotland.

The Group's use of antibiotics is historically low. In 2003, no antibiotics were used in Fjord Seafood's on-growing facilities or hatcheries in Norway. In general, there has been an important reduction in the use of antibiotics at the other facilities as well. Numerous preventive measures have been implemented in order to continue this positive trend.

Several measures have been implemented to increase the commercial utilisation of by-products. In Norway, the percentage of by-products that were utilised as raw materials for other products was close to 100% at the close of 2003, and there were considerable improvements in this area in Chile and Scotland as well.

In the processing operations, the main focus on environmental considerations has been in connection with food quality, raw material utilisation and distribution. In the coming years Fjord Seafood will focus even more on the environmental aspects of its processing operations.

Corporate governance

Fjord Seafood has established a policy for good corporate governance. It is a goal that the shareholders will have reasonable opportunity to exercise their power as owners, that the Board of Directors will look after all of the shareholders' interests for the common good, and that the Board of Directors and the management work together in a professional manner.

Market conditions

Fjord Seafood's primary market segments in Europe are the retail market, the industry market and the food service market.

In the retail market, the big supermarket chains are the most important customers. The supermarkets in the EU account for about 65% of the sales of fish and seafood to the consumers. In the industry market, the customers are smokeries and food producers. The major players in the food service segment are the catering companies and especially the caterers to the airlines. During the year the demand has picked up, but there is still a considerable focus on price. During the year, Fjord Seafood has increased its percentage of sales to the retail market.

In Belgium, Fjord Seafood is the biggest supplier of seafood to all three of the segments. Also in France and the Netherlands Fjord Seafood has a leading position as a supplier within these segments.

In the American market Fjord Seafood mainly sells whole fish and fillets. Fjord Seafood's main market segments in the USA are supermarkets and wholesale clubs, which account for about 60% of sales. Distributors and food suppliers account for another 25% of sales, and the final 15% is sold to restaurants and other customers that buy small volumes. In general, salmon and salmon products are in high demand in the USA, and demand is increasing at about 10% a year.

Risk factors

With regard to the Group's sales, there are two factors that are key risk factors: the price of salmon in Europe and the USA and the economic trend in Europe, Asia and the USA.

The price of salmon is a key factor because about half of the Group's turnover comes from the sale of whole salmon or salmon that has been only slightly processed. The price of salmon is affected by the general economic trend in the markets, as described in the next section, though more important is the supply of salmon in the markets. The supply side is characterised by a large number of suppliers, many of which are facing major economic challenges. Thus, short-term economic motives (such as liquidity) will be of crucial importance in determining when salmon are harvested and

98



how large a quantity will be available in the market. In a situation where the price of salmon is increasing, this will rapidly lead to an increased supply of salmon, as it did in 2003. Furthermore, natural conditions such as climate, disease and pollution will be of crucial importance for when and how much salmon is available in the market.

The other half of the Group's turnover comes from the sale of processed fish products, primarily products in which salmon is an important raw material. The sale of these products depends on economic trends and consumer expectations. With increased economic uncertainty, increasing unemployment and a general negative economic trend, the demand for processed food products will also decline.

The Group's costs depend to a great extent on the price of salmon feed, the price of other raw materials, and climatic and environmental factors at the production sites. The costs of feed constitute about 50% of total costs for the sea-water production. The development in the biomass is affected by disease, escape, climate conditions, water quality and feed quality. All of these factors will have a significant impact on the quantity of salmon that Fjord Seafood can harvest and sell, and hence the profits that the Group can achieve.

The Group's net profit/loss depends on financial costs, as the Group has considerable interest-bearing debt. About 39% of the Group's debt is debt in NOK and about 38% is debt in USD. If there is an increase in Norwegian interest rate of 1%, the Group's interest expenses will increase by MNOK 10 per year.

Fjord Seafood is exposed to currency fluctuations. The most important currencies are NOK, USD and EUR, but GBP is also important. The Group has developed a hedging strategy for its foreign currency exposure, where lending to and investments in subsidiaries are hedged by borrowing in the same currency or by the use of derivatives. In addition, the currency exposure on ordinary purchases and sales is hedged as it occurs. Most of the turnover and costs for the individual units are in the same currency except for Norway, where about 40% of the income is in EUR while costs are in NOK, and Chile, where incomes are mainly in USD but part of the costs are in Chilean pesos.

Outlook for the future

The latter part of 2003 showed signs of improved demand for the Group's products in both Europe and the USA. The production of salmon in Norway in 2004 is expected to be lower than in 2003. This is expected to help improve prices for salmon in Europe in 2004.

In 2003 Fjord Seafood made considerable changes in its operations. The Board of Directors expects these changes to contribute to lower the cost level and improve productivity in all parts of the Group. Fjord Seafood has a good, open dialogue with its banks and owners, and the Board of Directors regards this as an important contribution in establishing good long-term financing for the Group.

The Board of Directors is optimistic about 2004 and expects an improvement in the Group's operating results in the coming years.

Oslo, Norway, 25 March 2004

Rolf Domstein
Chairman of the Board

Roy André Berg
Employee representative

Morten Frogner

Bent Fuglesang

Truls Holthe

Marianne E. Johnsen

Solveig Strand

Frank Øren
Employee representative

Helge Midttun
President and CEO

Fjord Seafood - accounts 2003

Profit and Loss account

Amounts in NOK 1 000

Fjord Seafood ASA 2001	Fjord Seafood ASA 2002	Fjord Seafood ASA 2003	Note		Note	Fjord Seafood Group 2003	Fjord Seafood Group 2002	Fjord Seafood Group 2001
0	0	0		Sales revenue	2/4	4 017 578	3 995 553	3 302 533
36 121	13 441	20 032		Other operating revenues	1	66 940	253 984	62 966
36 121	**13 441**	**20 032**		**TOTAL OPERATING REVENUS**		**4 084 518**	**4 249 536**	**3 365 499**
0	0	0		Transportation costs, goods sold		-331 879	-324 915	-294 555
36 121	**13 441**	**20 032**		**NET OPERATING REVENUES**		**3 752 639**	**3 924 622**	**3 070 944**
0	0	0		Change in inventory and adjust of value of inventory	11	-73 220	-79 503	-33 688
0	0	0		Costs of materials		-2 443 867	-2 400 570	-2 194 260
-12 660	-19 431	-25 150	6	Wages, salaries, and other personnel expenses	5/6	-700 421	-669 665	-520 211
-45 930	-69 920	-43 296	15	Other operating expenses	5/6	-475 452	-619 718	-356 527
-22 469	**-75 880**	**-48 414**		**OPERATING PROFIT BEFORE DEPR. AND WRITE DOWNS (EBITDA)**		**59 679**	**155 166**	**-33 742**
-1 765	-1 338	-1 408	8	Ordinary depreciation	8	-180 954	-209 406	-202 016
0	0	-2 950	8	Write-down of fixed assets	5/8	-448 592	-91 083	-71 580
-24 234	**-77 218**	**-52 772**		**OPERATING PROFIT BEFORE GOODWILL/BADWILL**		**-569 867**	**-145 322**	**-307 338**
0	0	0		Amortization goodwill/badwill	5/8	-56 170	-31 199	-42 452
0	0	0		Write-down of goodwill/badwill	5/8	-40 900	25 500	-300 530
-24 234	**-77 218**	**-52 772**		**OPERATING PROFIT (EBIT)**		**-666 937**	**-151 021**	**-650 320**
-10 483	-12 625	-56 935	16	Share of earnings in associated companies	16	-55 364	-19 127	-8 799
0	189 161	0		Gain from exit of joint venture		0	0	0
-360 530	-125 000	-600 389	13/14	Write-down of financial assets	13/14	-20 534	0	0
21 281	27 840	77 658	19	Interest income of Group companies		0	0	0
2 018	30 022	22 026		Other interest income	19	6 452	7 369	14 775
2 160	52 620	6 090		Other financial income		110	58 805	15 603
-75 775	-76 528	-130 714	19	Other interest expenses		-178 151	-180 965	-210 965
-1 908	-42 339	-2 487		Other financial expenses	6	-3 319	-44 643	-14 820
-447 471	**-34 067**	**-735 523**		**PRE-TAX LOSS**		**-918 793**	**-329 582**	**-854 527**
115 540	86 672	60 151	10	Taxes	9	136 799	137 304	111 372
-331 931	**52 606**	**-675 371**		**PROFIT/LOSS FOR THE YEAR**		**-781 994**	**-192 278**	**-743 155**
				Minority interest	17	-6	-1 936	592
				Earnings per share (in NOK)	7/17	-1,77	-0,63	-7,04
				Earnings per share - diluted (in NOK)	7/17	-1,77	-0,63	-7,04
				Distribution				
-25 000	0	0		Revaluation reserves				
-306 932	52 606	-675 371	17	Other equity				

Cash flow statement

Amounts in NOK 1 000

Fjord Seafood ASA 2001	Fjord Seafood ASA 2002	Fjord Seafood ASA 2003	Note		Note	Fjord Seafood Group 2003	Fjord Seafood Group 2002	Fjord Seafood Group 2001
-447 471	-34 067	-735 523		Pre-tax loss		-918 793	-329 582	-854 527
0	0	0		Tax paid for the period	1	-22 322	-7 927	-3 626
0	-189 161	0	1	Gains on demerger	1	0	-200 044	0
7 116	8 387	1 050		Liquidation of subsidiaries		0	0	0
-3 030	0	0		Gain/loss on sale of fixed assets	8	-41 060	-1 540	-4 207
362 295	126 338	604 747	8	Write-downs and depreciation	8	747 200	310 073	616 578
-8 892	-11 160	-17 723		Changes in inventory and accounts receivable/payable		98 100	4 360	15 506
10 483	12 984	56 935	16	Profit adjustment upon applying equity method	16	56 364	19 127	8 799
0	-33 548	4 464		Effect from exchange rate fluctuations		0	0	0
-14 707	28 382	-12 461		Change in other current accruals		45 208	43 045	-53 385
-94 208	**-91 845**	**-98 511**		**Net cash flow from operations**		**-35 303**	**-162 488**	**-274 862**
0	1 762	3	8	Proceeds from sale of fixed assets	8	64 768	7 162	22 850
-3 565	-2 873	-367	8	Payment for purchase of fixed assets	8	-136 594	-122 246	-320 849
0	-203 000	0	1	Payment for Pieters Group acquisition	1	0	-213 896	0
84 199	140 158	-1 240 713	15	Loan to subsidiaries	15	0	0	0
5 033	102	0		Proceeds concerning shares/holdings/loan in/to other companies		5 641	6 023	125 321
-768 404	-54 800	-300 367	14/16	Payment for shares/holdings in other companies	14/16	-7 317	-31 888	-216 442
-682 737	**-118 651**	**-1 541 444**		**Net cash flow from investment activities**		**-73 502**	**-354 825**	**-389 120**
574 021	26 071	2 110 000	19	Received on new debt	19	2 397 374	31 353	1 173 250
-338 438	0	-985 241	19	Repayment of debt	19	-2 380 906	-170 235	-1 014 527
0	34 398	-5 567		Casheffect from hedging		-5 567	34 398	0
685 304	546 738	124 137	17	Receipt of equity capital	17	124 137	546 158	660 304
-21 069	0	0		Dividents paid		0	0	-25 583
-19 320	0	0	17	Purchase of own shares	17	0	0	-19 320
880 498	**607 207**	**1 242 629**		**Net cash flow from financing activities**		**135 038**	**441 674**	**774 124**
0	0	0		Exchange rate fluctuations, cash and cash equivalents		1 708	-15 659	-2 128
103 553	**396 711**	**-397 326**		**Net change in cash and cash equivalents**		**27 941**	**-91 290**	**108 014**
309	103 862	500 573		Cash and cash equivalents 01.01.		77 222	168 520	60 506
103 862	**500 573**	**103 247**	21	**Cash and cash equivalents as of 31 December**	21	**105 163**	**77 222**	**168 520**

14 15

Balance Sheet : ASSETS

Amounts in NOK 1 000

Fjord Seafood ASA 2001	Fjord Seafood ASA 2002	Fjord Seafood ASA 2003	Note		Note	Fjord Seafood Group 2003	Fjord Seafood Group 2002	Fjord Seafood Group 2001
				Assets				
2 700	3 350	0		Licenses and rights	8	1 042 330	1 288 670	1 542 580
124 679	218 512	279 744	10	Deferred tax assets	9	288 578	135 789	31 945
0	0	0		Goodwill	5/8	989 770	971 694	459 175
127 379	**221 862**	**279 744**		**Total intangible fixed assets**		**2 320 698**	**2 396 103**	**2 033 700**
0	0	0		Land, buildings and other real property	8	329 207	439 100	494 233
0	0	0		Plant and equipment	8	297 798	435 469	570 391
0	0	0		Ships	8	9 269	20 659	31 195
5 195	4 319	3 645	8	Fixtures and fittings, furniture, tools, office equipment, etc.	8	15 766	30 988	37 581
5 195	**4 319**	**3 645**		**Total tangible fixed assets**		**652 040**	**926 217**	**1 133 400**
2 175 761	2 383 350	1 953 979	14	Investments in subsidiaries		0	0	0
442 611	653 537	1 916 037	15	Loans to subsidiaries		0	0	0
323 682	58 374	6 983	16	Investments in joint ventures/associated companies	16	8 096	65 404	87 870
0	0	0		Loans to joint ventures/associated companies		8 983	8 504	3 564
19 957	32 912	15 808	13	Investments in shares and holdings	13	18 436	35 661	26 558
776	805	617		Bonds/debentures and other receivables		13 004	28 074	24 976
2 962 787	**3 128 978**	**3 893 423**		**Total financial fixed assets**		**48 520**	**137 643**	**142 968**
3 095 361	**3 355 159**	**4 176 812**		**Total fixed assets**		**3 021 258**	**3 459 963**	**3 310 067**
				Current assets				
0	**0**	**0**		**Inventory**	11	**1 038 301**	**1 121 864**	**1 211 159**
383	1 277	361	12	Accounts receivable	12	536 678	559 056	487 914
137 290	4 898	26 526	15	Other receivables		124 773	117 039	174 678
137 673	**6 175**	**26 888**		**Total receivables**		**661 451**	**676 095**	**662 592**
103 862	**500 573**	**103 247**	21	**Bank deposits, cash, and cash equivalents**	21	**105 163**	**77 222**	**168 520**
241 535	**506 748**	**130 135**		**Total current assets**		**1 804 915**	**1 875 181**	**2 042 272**
3 336 896	**3 861 907**	**4 306 947**		**TOTAL ASSETS**		**4 826 173**	**5 335 144**	**5 352 339**

Balance Sheet : EQUITY AND LIABILITIES

Amounts in NOK 1 000

Fjord Seafood ASA 2001	Fjord Seafood ASA 2002	Fjord Seafood ASA 2003	Note		Note	Fjord Seafood Group 2003	Fjord Seafood Group 2002	Fjord Seafood Group 2001
				Equity				
201 642	427 404	474 967	17	Share capital	17	474 967	427 404	201 642
-596	-596	-596	17	Own shares	17	-596	-596	-596
2 098 515	1 556 652	1 634 307	17	Share premium fond	17			
17 981	17 981	17 981	17	Other paid in equity	17			
-242 426	808 695	133 767	17	Other equity	17	1 065 403	1 682 099	1 484 268
				Minority interests	17	1 911	452	2 394
2 076 116	**2 810 135**	**2 260 426**		**Total equity**		**1 541 685**	**2 109 359**	**1 687 708**
				Liabilities				
0	0	0	10	Deferred tax	9	26 574	26 831	74 668
0	0	9 801		Other provisions for liabilities	5/6/8	23 738	17 588	36 035
0	**0**	**9 801**		**Total provisions for liabilities**		**50 312**	**44 418**	**110 703**
1 018 890	1 010 846	2 010 000	19/20	Debt to financial institutions	19/20	2 350 712	1 632 638	1 831 580
0	0	0		Other long-term liabilities	19	86 926	99 225	113 455
1 018 890	**1 010 846**	**2 010 000**		**Total long-term liabilities**		**2 437 638**	**1 731 863**	**1 945 035**
0	0	0	19/21	Debt to financial institutions	19/21	116 229	794 333	965 568
1 971	8 359	10 523	15	Accounts payable		462 646	375 013	409 095
0	0	0	10	Taxes payable	9/10	8 281	9 295	9 982
834	0	3 587		Unpaid public fees and levies		61 991	82 942	49 663
240 085	32 567	12 610		Other short-term liabilities		147 190	187 922	174 585
242 890	**40 926**	**26 720**		**Total current liabilities**		**796 537**	**1 449 505**	**1 608 894**
1 261 780	**1 051 772**	**2 046 521**		**Total liabilities**		**3 284 488**	**3 225 786**	**3 664 632**
3 336 896	**3 861 907**	**4 306 947**		**TOTAL EQUITY AND LIABILITIES**		**4 826 173**	**5 335 144**	**5 352 339**

Oslo, 25 March 2004

Rolf Domstein
Chairman of the Board

Roy André Berg
Employee representative

Morten Frogner

Bent Fuglesang

Truls Holthe

Marianne E. Johnsen

Solveig Strand

Frank Øren
Employee representative

Helge Midttun
President and CEO

Accounting principles

The annual report, which comprises the income statement, balance sheets, cash flow statements, and notes for the Group and the parent company, has been prepared in accordance with the Norwegian Public Limited Liability Companies Act, the Norwegian Accounting Act, and generally accepted accounting principles in Norway as of December 31, 2003.

The annual report has been prepared based on the fundamental principles governing historical cost accounting, comparability, continued operations, congruence and caution. Transactions are recorded to accounts at their value at the time of the transaction. Income is entered as it is earned and costs are booked against the related earned income. Applicable accounting principles are presented in detail below. In cases where actual figures are not available at the time of the closing of the accounts, generally accepted accounting principles require management to make the best possible estimates for the income statement and balance sheet.

For profit and loss items, cash flow and balance sheets, historical figures for the three most recent years are presented. Historical figures are not adjusted for subsequent acquisitions or other business changes. A separate note presents reworked, pro forma figures to facilitate comparison.

Consolidation principles

Consolidated companies

The Group's consolidated accounts comprise the accounts of companies in which the parent company or subsidiaries have a direct or indirect controlling influence. A controlling interest exists if a party directly or indirectly owns more than 50% of the voting capital in the controlled entity. Companies under temporary ownership are not consolidated. The Group accounts show the companies' financial position, profit from the year's activity and cash flow combined for the Group as a whole. Uniform accounting principles are applied to all companies in the Group. Newly acquired subsidiaries are included from the time a controlling interest is obtained and divested subsidiaries are included in the consolidated accounts up to the point of divestiture.

For phased acquisitions of ownership interests, the value of the assets and liabilities at the time of establishment of the Group relationship is used as basis for consolidation. Subsequent purchases of further shareholdings in existing subsidiaries will not affect the valuation of assets and liabilities, with the exception of goodwill, which is analyzed for each acquisition.

Elimination of internal transactions

All significant transactions and balances between companies in the Group are eliminated.

Elimination of shareholdings in subsidiaries

Shareholdings in subsidiaries are eliminated in the Group accounts according to the acquisition method. The difference between the cost price of the net ownership interest and the recorded value of the net assets at the time of acquisition is analyzed and allocated for the individual balance sheet items according to their actual value. Any further added value is capitalized as goodwill and amortized in accordance with underlying assumptions and expected economic lifespan. If a negative added value occur, it is capitalized as badwill, and amortized in accordance with underlying assumptions. Goodwill and badwill are presented together in the balance sheet, and the combined result is presented in the income statement. Deferred tax provisions are made for excess values, except for goodwill and licenses. The nominal tax rate is used when calculating deferred tax.

Translation of accounts of foreign subsidiaries

Profit and loss transactions in foreign subsidiaries are translated using the average exchange rate for the consolidation period. The balance sheet of a foreign subsidiary is translated at the exchange rate on the balance sheet date. Differences owing to profit and loss transactions being translated at the average exchange rate and balance sheet value translation at the exchange rate on the balance sheet date are booked against equity. The effect of changes in currency exchange rates on the previous year's balance sheet is also booked against equity. Group subsidiaries in Chile use the US dollar as their functional currency.

Minority interests

Minority interests' share of after-tax profit and shareholders' equity are shown as separate items in the income statement and balance sheet.

Associated companies

Associated companies are defined as companies in which the Group has an ownership interest of 20-50%, where the investment is of a long-term, strategic nature, and where the Group can exercise significant influence. Associated companies are consolidated in the Group's accounts according to the equity method. The Group's share of profit in an associated company is its proportionate amount of the after-tax profit of the associated company, less any depreciation of surplus value related to the associated companies' assets at the time of acquisition. In the income statement the share of profit in associated companies is shown under financial items. In the balance sheet, ownership interests in associated companies are entered as fixed assets.

Treatment of joint ventures

Through 2001 and first half of 2002 the group held 50% of a joint venture. Joint ventures are defined as entities jointly controlled by the Group and one or more other companies. Ownership in Joint venture companies is accounted for according to the gross method in the consolidated accounts, so that the Group's share of profits in a joint venture is itemized in the profit and loss statement. In the balance sheet, proportionate ownership interests are shown accordingly. In the parent company's accounts, the cost method is used, i.e., the proportionate ownership is recorded at historical cost; profits from joint ventures are not reflected in the parent company's profit and loss account.

General accounting principles

Valuation principles

Valuation of current assets and short-term liabilities is made at lowest/highest of acquisition cost and market value. Market value is defined as estimated future sales price less estimated sales costs.

Fixed assets are recorded at acquisition cost. Fixed assets that have a limited economical life span are depreciated over the economic lifetime of the asset. If the estimated recoverable amount for the asset is lower than book value, a write-down to recoverable amount is made. Similar principles are normally applied to liabilities.

In accordance with generally accepted accounting principles, there are some exceptions to the general valuation rules. These exceptions are commented on in the respective notes to the accounts.

Contingent losses

Losses that are deemed likely to occur and that are quantifiable are recorded.

Classification principles

Assets and liabilities associated with the regular business cycle and items due for payment within one year from the balance sheet date are classified as current assets or short-term liabilities. All other assets are classified as fixed assets. Other liabilities and provisions for long-term liabilities are classified as long-term.

Accounting principles for significant accounting entries

Income recognition

Income is entered when it is earned. Income is thus normally entered at the time of delivery for sales of goods and services.

Operating income is entered less VAT, discounts, bonuses and other sales costs. Freight costs related to sale of fish in the Farming Division are presented separately, and consist of external freight costs that the customers pay when buying fish. Freight costs relating to the VAP Division are not presented separately as they are part of the Group's production process.

Cost recognition/matching

Costs are matched and expensed when the income to which the costs relate incur. Costs that cannot be directly matched to anincome are expensed as they incur. All costs related to restructuring and discontinued activities are expensed at the time restructuring or discontinuance is decided upon.

Other income

Other incomes are defined as incomes that are not derived directly from the Group's regular business operations.

Intangible assets

Intangible assets that are expected to generate future income, such as licenses and goodwill in subsidiaries, are capitalized and amortized over their economic lifespans. Straight-line amortization is applied over the asset's economic lifespan. Costs associated with research and development are expensed as incurred.

The value of licenses acquired by the company is capitalized. Licenses that are considered perpetual are not subject to depreciation or amortization.

Fixed assets

Fixed assets are entered in the balance sheet at acquisition cost less accumulated depreciation and write-downs. Costs associated with normal maintenance and repairs are expensed on as they incur. Costs of major replacements and renewals that substantially extend the economic lifespan of assets are capitalized. Assets that are replaced are expensed. Assets are considered fixed assets if the economic lifespan exceeds three years and the cost price exceeds NOK 15 000. Interests associated with facilities under construction are capitalized as part of the cost price. Assets leased on terms that largely transfer rights and obligations to the Group (financial leasing) are capitalized as assets and the financial obligations are entered as other long term debt. Operational leasing expenses are treated as regular leasing costs and presented as ordinary operating expenses.

Depreciation

Ordinary depreciations are applied on a straight-line basis over the economic lifespan of the asset, based on the asset's historical cost price. Similar principles are applied to intangible assets. Depreciation is recorded as ordinary operating expenses. Leased

102

items that are recorded in the balance sheet are subject to depreciation according to the leasing schedule, and the leasing liabilities are reduced by the leasing fees paid after deduction of estimated interest costs.

Write-down of assets
If there is an indication of reduced value of fixed assets a calculation of the estimated recoverable amount is made. The recoverable amount will be the higher of the expected sales price and a net present value of the estimated cash flow from the assets (value of operation). Assets that are not in use, or held for sale, are valued individually. For other assets the valuation unit is defined at the lowest level where the cash flow can be separated. write-downs are reported separately in the profit and loss account.

Subsidiaries in the parent company's accounts
Subsidiaries are generally defined as companies in which the Group has an ownership interest exceeding 50%, where the investment is of a long-term, strategic nature, and where the Group has a controlling interest. Subsidiaries are treated in the parent company's accounts in accordance with the cost method.

Shares
Other shares are valued at the lowest of average acquisition cost and market value. Shares that have suffered a permanent decline in value are written down to market value.

Inventory
Inventories comprise feed, packaging, roe, juveniles, smolt, fish in sea, slaughtered fish and processed fish. Inventories of goods are valued at the lowest of cost price and estimated net sales price.

The cost price of processed goods comprises direct material costs, direct salaries and a share of indirect processing costs. The cost price of purchased goods is the actual purchase price. Due to lengthy production time, interest costs are included in the cost price of smolt and fish in sea. Costs related to natural losses and overproduction are allocated to the sellable biomass.

Receivables
Receivables are entered at face value less expected losses.

Deferred taxes and taxation costs
Deferred tax is calculated on the basis of temporary differences between accounting and taxation values at the close of the accounting year. Nominal taxation rates are used in the calculations. Tax increasing and tax decreasing differences are offset against each other within the same time interval. Deferred tax assets arise from temporary differences that give rise to future tax deductions. Taxes for the year comprise changes in deferred tax and deferred tax assets, taxes payable for the year and adjustments for errors in previous years' calculations.

Forreign currency and interest - Hedging
Accounts receivable and debt in foreign currencies are valued at the year-end exchange rate.

Accounts receivables associated with sales in foreign currencies and sales in foreign currencies are largely hedged by forward exchange contracts. Forward exchange contracts are reported through the profit and loss statement. The Group also uses foreign currency exchange rate options as instruments to hedge future sales.

The group has entered into long term currency swaps to hedge investments in foreign operations and loans to foreign subsidiaries. Gains or losses on these financial instruments are booked against the group's equity for the part that relates to the hedging of investment in subsidiaries. In the parent company accounts the gain or loss are booked towards the shareholding in subsidiaries. The remaining gain or loss on the long term currency swap, which will relate to loans to subsidiaries, are booked in the profit and loss account.

Interest hedging instruments are not carried in the balance sheet; the effect from this hedging is reported in the profit and loss account for the period that it relates to.

Cash flow statement
The cash flow statement is prepared in accordance with the indirect method. Cash and cash equivalents comprise cash, bank deposits and other short-term liquid placements that immediately and with minimal exchange risk can be converted into known cash amounts, and that have due dates under three months from their date of acquisition. Cash flow effects from merged or acquired companies are included as of the time the companies were integrated in the accounts.

IFRS
International Financial Reporting Standards will be implemented in Norway in 2005. This issue is further described in note no. 25 to the annual accounts.

Note 1 : CHANGE IN GROUP STRUCTURE

Amounts in NOK 1 000

THE ACCOUNTING YEAR 2003
During the year, the group has merged with holding companies in Belgium and closed down activities in three units in the Netherlands. In Norway, the group has sold off a legal unit that was inoperative as of 2002, Brama Flatfisk AS, and the merger of Fjord Seafood Norway AS and Sisomar AS was completed in 2003

In the year 2003, the group has completed the following corporate integrations.

Company	Transaction form	Description of compensation	Integrated into the accounts as of	Goodwill in the acquisition
Pescados Delfiordo S.L.U	*Purchase of shares (100%)*	*Assumption of liabilities* TEUR 131	01.01.2003	0
Byrknes Fiskemottak AS	Puchase of shares, remaining 63%	Cash and cancellation of debt TNOK 5 606	01.01.2003	0

THE ACCOUNTING YEAR 2002
The joint venture, Fjord Domstein Holding, 50% of which was owned by Fjord Seafood ASA and 50% by Domstein ASA, was dissolved with a demerger with accounting effect as per 1 July 2002. Fjord Domstein Holding was 100% owner of the Pieters Group and the Enghav Group. Through the demerger, the Fjord Seafood Group acquired Pieters. Domstein acquired the Enghav Group. Fjord Seafood treated this as a disposal of the investment in Fjord Domstein Holding. The accounting profit associated with this disposal was entered in the accounts as NOK 200 544 000. Furthermore, in accordance with the transaction principle, this transaction was treated as as an acquisition of the Pieters Group. Fjord Seafood utilised the value as of 1 July 2002, the date when the Group was established, as a basis for determining a standard of value.

Information related to Pieters:

Description of company	Transaction form	Integrated into compensation	Integrated into the accounts as of	Goodwill in the acquisition
Pieters Holding AS	Demerger	Sharesd in Fjord Domstein Holding. worth 475 000 333 000 demerger debt	01.07.02	TEUR 99 166
		Goodwill in the balance sheet related to joint ventures was eliminated as a result of the changes in 2002		-TEUR 20 942
		Net additions to goodwill 2002		=TEUR 78 224

THE ACCOUNTING YEAR 2001
In 2001, the group completed the following corporate integrations

Company	Transaction form	Description of compensation	Integrated into the accounts as of	Goodwill in the acquisition
Sogn Marine Farm AS	Purchase of shares (60%)	746 shares in Fjord Seafood ASA	01.01.2001	0
Konsernet ContiSea LLC	Purchase of shares (100%)	14 000 shares in Fjord Seafood ASA	01.04.2001	TUSD 21 304
Konsernet Minnamurra Ltd	Purchase of shares (100%)	176 278 cash settlement	01.04.2001	0
Windward Seafood LLC	Purchase of shares (100%)	12 314 cash settlement	01.07.2001	TUSD 1 306

The acquisitions were entered in the accounts at the actual value on the transaction date. For some of the acquisitions, a precise transaction date was not identified, so the profit/loss in the period between the date of the agreement and the date that it was implemented was charged against equity in the balance sheet. Effective 31 December 2001, the joint venture, Fjord Domstein Holding acquired the Enghav Group. In connection with this transaction, Fjord Seafood made a total infusion of NOK 245 359 000 in the company.

Note 2 : PRO FORMA PROFIT AND LOSS ACCOUNT

Amounts in NOK 1 000

In order to give a picture of historical earnings on the basis of the Group's current size, a pro forma profit and loss account has been prepared for previous periods. The figures for 2003 are actual figures.

PROFIT AND LOSS STATEMENT	2003	2002	2001
Operating revenues	4 084 518	4 440 358	4 199 667
Operating expenses excluding depreciation and write-downs on fixed assets	-4 024 839	-4 466 648	-4 175 196
Operating profit/loss before depreciation and write-downs	**59 679**	**-26 290**	**24 471**
Depreciation	-237 124	-259 129	-302 775
Write-downs	-467 783	-65 583	-372 110
Opreating profit/loss	**-645 228**	**-351 002**	**-650 414**
Net financial items	-273 565	-185 378	-237 198
Profit/loss before tax	**-918 793**	**-536 380**	**-887 613**
Taxes	136 799	133 515	103 460
Profit/loss for the year	**-781 994**	**-402 865**	**-784 153**
Profit/loss per share for the period (NOK)	-1,77	-0,94	-1,83

Basis for preparation of pro forma accounts
The figures for 2001 and 2002 were prepared by taking into account the following transactions as if they were carried out on 1 January 2001.

- Acquisition of the Conti Sea Group
- Sale of the joint venture. Fjord Domstein Holding
- Acquisition of the Pieters Group

These acquisitions have been entered in the accounts at actual value on the date of acquisition according to the transaction principle. Aggregate historical figures have been adjusted for financial expenses, changes in deferred tax, amortization of value added and goodwill identified at the time of acquisition. The earnings from the sale of Fjord Domstein Holding have been excluded from the operating revenues. For the debt financing of acquisitions, the Group's average borrowing rate for the period in question has been employed. Historical profits and losses were charged with imputed interest rates in accordance with these terms. The tax expenses were calculated using the different countries' tax rates.

Note 3 : COMPANIES CONSOLIDATED IN THE GROUP ACCOUNTS

Company	Country/business address		Ownership/voting share
Parent company			
Fjord Seafood ASA	Norway / Brønnøy		
Subsidiaries			
Fjord Forsøkstasjon Helgeland AS	Norway / Alstadhaug		51,1 %
Fjord Seafood Norway AS	Norway / Brønnøy	1	100,0 %
Fjord Seafood Sales AS	Norway / Måløy	1	100,0 %
Byrknes Fiskemottak AS	Norway / Byrknes	1	100,0 %
Pieters Holding AS	Norway / Oslo		100,0 %
Pieters Visbedrijf NV	Belgium		100,0 %
Domstein CC	Belgium		100,0 %
Heartland Enterprises Ltd.	British Virgin Island		100,0 %
Salmoamerica Ltd.	British Virgin Island		100,0 %
Cultivadora de Salmones Linao Ltda.	Chile		100,0 %
Fjord Seafood Chile S.A.	Chile		100,0 %
Salmones Americanos Ltda.	Chile		100,0 %
Salmones Tecmar S.A.	Chile		100,0 %
Salmones Lican Ltda.	Chile		100,0 %
Fjord Seafood Sales Danmark A/S	Denmark	2	100,0 %
Six Holding SA	France		100,0 %
Sinafler SCI	France		100,0 %
LMB SA	France		100,0 %
Appéti' Marine SA	France		100,0 %
Rolmer SA	France		100,0 %
CC SCI	France		100,0 %
Belisco Ehf	Iceland		100,0 %
Bresken BV	Netherlands		100,0 %
Gebr Sterk Holding B.V	Netherlands		100,0 %
Gebr Sterk Beheer B.V	Netherlands		100,0 %
Sterk Specials B.V	Netherlands		100,0 %
Gebr Sterk B.V	Netherlands		100,0 %
Diepvries Monnickendam B.V	Netherlands	3	100,0 %
Ditto B.V	Netherlands	3	100,0 %
Aquamerica International Holding S.A.	Panama		100,0 %
Panamerica International Holding S.A.	Panama		100,0 %
Salmoamerica Corp.	Panama		100,0 %
Minnamurra Ltd.	Scotland		100,0 %
Tobson Fish Farm Company Ltd.	Scotland		100,0 %
Western Isles Seafood Company Ltd.	Scotland		100,0 %
Sterk UK Ltd	Scotland		100,0 %
Pieters UK Ltd	Scotland		100,0 %
Wisco Processing Ltd	Scotland		100,0 %
Pescados Delfiordo S L.U	Spain		100,0 %
Alimar	Switzerland	4	100,0 %
Covedis	Switzerland	4	100,0 %
Atlantic Salmon of Main LLC	USA		100,0 %
Ducktrap River Fish Farm LLC	USA		100,0 %
Fjord Seafood USA LLC	USA		100,0 %
Island Aquaculture Company LLC	USA		100,0 %
Treats Islands Fisheries Inc	USA		100,0 %
Winward Seafood LLC	USA		100,0 %

1) Merger reported, and mergers will be carried out in 2004.
2) Operations discontinued at the end of February 2004, and the company will be liquidated in 2004.
3) Company's operations were discontinued in 2003 (Dimo).
4) Both companies sold at the end of 2003 or beginning of 2004, and will not be consolidated in the Group as of 1 January 2004

Note 4 : BUSINESS SEGMENT REPORTING

Amounts in NOK 1 000

Fjord Seafood is organized into two divisions: Farming and Value Added Products (VAP). The Farming division comprises the Group's aquaculture activities, and its slaughterhouses and processing activities in the USA and Norway. The VAP division comprises the remaining business in Europe, which is active in value-added processing and sale of fish products. In 2001 and the first half of 2002, the joint venture, Fjord Domstein Holding, was also part of the VAP business area.

FARMING	2003						2002	2001
KEY FIGURES	Norway	Scotland	USA	Chile	Adm./Elim.	Total Farming	Total Farming	Total Farming
Sales revenues, non-Group customers	1 156 819	208	711 770	251 445	0	2 120 241	2 354 668	2 482 697
Sales revenues, Group customers	69 575	114 500	7	327 200	-320 750	190 532	235 035	206 947
Total sales revenues	**1 226 393**	**114 708**	**711 776**	**578 645**	-320 750	**2 310 773**	**2 589 703**	**2 689 644**
Write-offs and depreciation	-224 378	-32 544	-218 556	-113 524	0	-589 003	-263 663	-254 536
Write-offs and depreciation of goodwill	-10 509	0	-26 446	-7 235	0	-44 190	-46 351	-331 533
Other operating expenses	-1 275 191	-121 101	-758 263	-468 344	305 402	-2 317 496	-2 600 815	-2 766 466
Operating profit/loss	**-283 484**	**-38 937**	**-291 488**	**-10 459**	-15 347	**-639 916**	**-321 126**	**-662 892**
Assets	1 499 837	153 742	244 137	1 103 775	-48 759	2 952 732	3 648 022	4 275 477
Liabilities	1 463 839	92 362	381 901	403 303	-33 409	-2 307 996	-2 429 741	-2 777 256
Investments in the period	41 280	6 803	13 107	21 134	0	82 324	74 357	245 068
Number of employees on 31.12.	410	49	237	1 118	6	1 820	2 380	2 564

SALES REVENUES BY CUSTOMERS' LOCATION	2003	2002	2001
USA	790 768	851 328	713 161
EU	615 828	671 410	1 000 476
Japan	214 187	206 970	253 082
Rest of Europa	194 857	793 312	317 196
Rest of Asia	144 665	145 180	55 857
South America	82 555	102 798	37 058
Russia	32 022	24 657	0
China	27 350	21 191	71 003
Other regions	10 657	32 897	23 074
Rest of North America	7 352	4 927	11 791
Total Farming sales revenues, non-Group customers	**2 120 241**	**2 354 668**	**2 482 697**

VALUE ADDED PRODUCTS (VAP)	2003							2002*	2001*
KEY FIGURES	Netherlands	Belgium	France	Scotland	Switzerland	Adm./Elim.	Total VAP	100% Pieters	100% Pieters
Sales revenues, non-Group customers	312 815	1 083 817	306 167	66 979	127 559	0	1 897 337	1 956 368	1 675 071
Sales revenues, Group customers	6 592	39 024	23 177	94 711	0	-151 738	11 766	9 036	7 599
Total sales revenues	**319 407**	**1 122 841**	**329 344**	**161 689**	**127 559**	**-151 738**	**1 909 103**	**1 965 404**	**1 682 670**
Write-offs and depreciation	-7 848	-16 014	-6 998	-2 416	-2 106	-1 003	-36 385	-43 968	-33 744
Write-offs and depreciation of goodwill	7 903	-5 125	-2 431	293	-12 835	-40 486	-52 68	49 594	-2 211
Other operating expenses	-299 975	-1 047 360	-314 451	-170 887	-123 645	148 759	-1 802 558	-1 903 994	-1 556 365
Operating profit/loss	**19 488**	**59 342**	**5 465**	**-11 320**	**-11 028**	**-44 467**	**17 480**	**47 036**	**90 350**
Assets	162 292 899 724	0	651 662	206 233	39 331	47 618	635 534	1 742 667	1 634 821
Liabilities	110 698	418 235	128 664	33 226	23 252	426 256	-1 140 330	-1 165 346	-598 747
Investments during the year	6 191	23 245	22 973	437	1 122	0	53 969	69 337	169 084
Number of employees on 31.12.	735	463	318	121	39	4	1 180	1 284	1 348

Amounts in NOK 1 000

SALE REVENUES BY CUSTOMERS' LOCATION	2003	2002*	2001*
EU	1 736 326	1 786 028	1 650 493
Rest of Europe	140 768	139 350	6 113
USA	8 402	14 866	6 820
Rest of Asia	4 764	7 643	7 246
Russia	3 854	3 194	0
Japan	1 559	1 412	2 852
Other regions	1 120	3 181	1 165
Rest of Noth-America	378	695	381
South-America	167	0	0
Total VAP sales revenues, non-Group customers	**1 897 337**	**1 956 368**	**1 675 071**

*) To show comparable figures, 2002 and 2001 figures are historical accounting figures for the former Pieters Group. Today these are included in the VAP division's figures. No adjustments have been made to reflect subsequent changes in ownership, associated goodwill, or other changes. The Fjord Seafood Group included only 50% of the figures for 2001 and first half of 2002, since Pieters Group at that time was owned as a joint venture together with Domstein ASA.

GROUP FIGURES BY BUSINESS AREA	2003				2002	2001
KEY FIGURE	Farming	VAP	ASA/Elim.	Group	Group	Group
Sales revenues, non-Group customers	2 120 241	1 897 337	0	4 017 578	3 995 553	3 302 533
Sales revenues, Group customers	190 532	11 766	-202 298	0	0	0
Total sales revenues	**2 310 773**	**1 909 103**	-202 298	**4 017 578**	**3 995 553**	**3 302 533**
Write-offs and depreciation	-589 003	-36 385	-3 958	-629 346	-299 648	-273 596
Write-offs and depreciation of goodwill	-44 190	-52 680	-400	-97 270	-6 537	-342 987
Other operating expenses	-2 317 496	-1 802 558	169 164	-3 950 890	-3 840 387	-3 336 275
Operating profit/loss	**-639 916**	**17 480**	-37 492	**-659 928**	**-151 021**	**-650 320**
Assets	2 952 732	1 742 669	152 772	4 848 174	5 335 145	5 352 339
Liabilities	-2 307 996	-1 140 330	163 839	-3 284 488	-3 218 536	-3 664 631
Investments during the year	82 324	53 969	301	136 594	122 246	245 068
Number of employees on 31.12.	1 820	1 180	14	3 014	3 684	3 928

GROUPS SALES REVENUES BY CUSTOMERS' LOCATION	2003			2002	2001
KEY FIGURES	Farming	VAP	Group	Group	Group
EU	615 828	1 736 326	2 352 154	2 019 902	1 820 312
USA	790 768	8 402	799 170	861 238	713 161
Rest of Europe	194 857	140 768	335 624	563 682	317 196
Japan	214 187	1 559	215 746	207 794	253 082
Rest of Asia	144 665	4 764	149 430	151 130	55 857
South-America	82 555	167	82 722	102 798	37 058
Russia	32 022	3 854	35 876	26 299	0
China	27 350	0	27 350	21 191	71 007
Other regions	10 657	1 120	11 777	36 078	23 074
Rest of North-Amerikc	7 352	378	7 730	5 441	11 791
Total external sales revenues	**2 120 241**	**1 897 337**	**4 017 578**	**3 995 553**	**3 302 533**

105

Note 5 : RESTRUCTURING COSTS AND OTHER NON-RECURRING ITEMS

Amounts in NOK 1 000

The annual accounts have been marked significantly by financial write-downs and cost allocations made in connection with reorganization and restructuring.

The Group has implemented changes in its operations during the year, especially in the Farming business area. These changes are related, to the closing of production facilities in the USA and Norway, with the associated write-down of operating assets and goodwill, as well as layoffs and terminations. In addition, the former Pieter's head office in Belgium in the VAP business area is being closed. The Group has decided to start selling unused facilities and licenses in Chile. At the end of the year an agreement was entered into for the sale of the operations in Switzerland, and Fjord Seafood is considering wind down or sale of the farming operations in Maine, USA.

RESTRUCTURING/WRITE-DOWNS/NON-RECURRING COSTS	2003	2002
Allocations associated with reorganization of operations in Norway (Farming)	-5 357	0
Allocations associated with reorganization of operations in the USA (Farming)	-3 186	0
Allocations associated with reorganization of operations in Chile (Farming)	0	-10 519
Allocations associated with reorganization of operations in Chile (Farming)	-6 645	0
Other wage related allocations	-1 728	-2 566
Total restructuring/non-recurring costs recorded under wages and personnel expenses	**-16 916**	**-13 085**
Allocations related to operations in Norway (Farming)	-12 526	-36 730
Allocations related to operations in Scotland/Netherlands (VAP)	0	-24 402
Allocations related to operations in USA (Farming)	-3 021	0
Other costs	-5 020	-6 284
Total restructuring/non-recurring costs recorded under other operating expenses	**-20 567**	**-67 416**
Write-downs of operating assets, Norway (Farming)	-143 452	-43 555
Write-downs of operating assets, Scotland (Farming)	-25 000	-25 000
Write-downs of operating assets, Chile (Farming)	-84 266	0
Write-downs of operating assets, USA (Farming)	-175 874	0
Write-downs of operating assets, Scotland/Netherlands (VAP)	0	-8 146
Other write-downs, operating assets	0	-14 382
Total restructuring/non-recurring costs recorded under write-down of operating assets	**-448 592**	**-91 083**
Write-down of goodwill, USA (Farming)	-24 600	0
Write-down of goodwill, Norway (Farming)	-5 458	-29 000
Write-down of goodwill, Switzerland (VAP)	-10 842	0
Total restructuring/non-recurring costs recorded under write-down of goodwill	**-40 900**	**-29 000**
Costs associated with new financing	0	-34 691
Write-down of financial investments	-20 584	0
Write-down associated companies	-36 709	0
Other non-recurring costs, financing	0	-7 306
Total restructuring/non-recurring costs recorded under financing expenses	**-57 293**	**-41 997**
TOTAL RESTRUCTURING AND NON-RECURRING COSTS	**-584 268**	**-242 581**

RECORDED TO INCOME

	2003	2002
Reversal of negative goodwill Scotland/Netherlands (VAP), recorded under amortization of goodwill	0	54 500
Gain sale of factory in the Netherlands, booked as other income	16 400	0
Gain from sale of subsidiary, booked as other income	20 700	0
Gain on demerger of joint venture, recorded under other operating revenues	0	200 044
NET SPECIFIED ITEMS	**-547 168**	**11 963**

Note 6 : PAYROLL AND OTHER PERSONNEL EXPENSES, COMPENSATION TO MANAGEMENT

Amounts in NOK 1 000

OVERVIEW OF NUMBER OF EMPLOYEES AND WAGES AND SALARIES

Fjord Seafood ASA				Fjord Seafood group		
2001	2002	2003	AVERAGE NUMBER OF EMPLOYEES	2003	2002*	2001*
16	19	22	Total average number of employees	3 222	3 824	3 929
			At year-end 2003, there were 3,014 employees in the group including 20 employees in Fjord Seafood ASA.			

2001	2002	2003	BREAKDOWN OF PAYROLL EXPENSES	2003	2002*	2001*
9 814	13 271	16 906	Wages and salaries	524 912	477 183	344 042
943	1 412	2 816	National insurance contributions	92 600	47 373	23 473
358	438	1 903	Pension expenses	9 724	8 198	3 802
1 545	4 280	3 526	Other benefits	73 184	32 375	17 141
12 660	**19 401**	**25 150**	**Payroll expenses**	**700 421**	**565 129**	**388 457**
			Payroll expenses in joint venture (1st half of 2002)		104 537	131 754
12 660	**19 401**	**25 150**	**Total payroll expenses**	**700 421**	**669 665**	**520 211**

* In 2002 is the Pieters Group 100% included in the figures for second half. I the first half 2002 and the total 2001 no parts of the Pieters Group are included, but part (50%) of the costs in the joint venture Fjord Domstein Holding which included the Pieters Group is showned in a separate line in the tabular.

PENSION PLANS

Defined Benefit Plan

The group has an early retirement plan (AFP) for its employees in Norway, which by the end of 2003 covers 283 employees. This is a defined benefit plan, which gives the pensioner the right to defined future pension benefits. The early retirement plan is financed by operations. 4 pensioners receive pension benefit from this arrangement by the end of 2003.

At year-end, the plan's commitments were estimated at and entered in the accounts as TNOK 722. The total estimated pension commitment accounts for gross TNOK 1 639. When estimating the commitment the following has been used; a discount rate of 6%, salary and G-regulation 2%, expected growth in pension and yearly leave of 2%, remaining time of earning of 19 years, and a withdrawal propensity of 30%.

Contribution plan

Employees in the Norwegian Group companies with salaries that exceed 9 times the Norwegian national insurance base amount are included in a group plan that offers investment alternatives. Under Norwegian accounting standards for pension expenses, this plan is treated as a contribution plan, where the costs associated with the plan are expensed when they occur. The plan covered a total of 24 persons at year-end.

LOANS TO EMPLOYEES

Loans to employees amounted to a total of TNOK 1 378, of which TNOK 945 were in Norwegian companies.

SHARE OPTION PLAN FOR MANAGEMENT AND KEY PERSONNEL

The group has a share option plan for management and key personnel. The plan runs for three years. Each participant has been assigned a fixed number of shares, of which one third are earned each year. When the share option plan was established in 2002, a total of 13 571 302 options were included in the programme. The exercise price in the plan was set at NOK 3 per share.

The group management has entered into this plan as follows:

	Position	Total number of options assigned	Number earned as of 31.12.03
Sverre Hærem	CFO	525 000	350 000
Øyvind Fylling-Jensen	EVP Farming	525 000	350 000
Jo Dekeyzer	EVP Processing Europe	300 000	200 000
Geert Vermeersch	EVP Sales & Marketing	300 000	200 000

An individual share option plan was established for the group CEO in March 2004, whereby he has been awarded 2 000 000 options, a third of which can be exercised yearly for three years from May 2004. The exercise price has been set at NOK 3,75 per share.

REMUNERATION TO BOARD MEMBERS AND CORPORATE MANAGEMENT

Amounts in NOK 1 000

	Group CEO	Board Directors
Wages and salaries	1 311	0
Contributions to pension plans	1 037	0
Remuneration	0	1 466

Group CEO
The CEO has right to pension from turned 62 years, with 67% of salary at retirement. The pension stops when CEO turnes 80 years. Time of earning is 14 years. At early retirement the right of pension is reduced in accordance with actual time of earning.

If the services of the Group CEO are terminated by the company, he is entitled to receive one year's salary after termination of employment in addition to his salary during the termination period. This is on the condition that the group CEO agrees to leave his position as of the determined date, and that the Group CEO files no claims against the company. If the Group CEO terminates his employment, or if the company should merge with one or more other companies, the Group CEO may be entitled to the aforementioned post-separation salary under certain conditions. In addition, the group CEO is subject to a restraint clause that, if invoked by the company, entitles him to one year's salary.

Other Group management
Members of the Group's management team have individual agreements with the company that regulate salaries, bonuses, payment upon termination of employment, if any, and option plans. All bonus plans are performance-dependent, and no bonuses were, or will be, paid for 2003. No agreement for payment upon termination of employment entitles beneficiaries to more than one year's salary, above and beyond salary during the termination period.

AUDITORS' FEES	KPMG Fjord Seafood ASA	KPMG Rest of Norway	KPMG Outside Norway	KPMG Total	Other appointed auditors
Regular auditing services *	2 073	1 671	4 588	8 332	83
Other services	688	0	229	917	
Total fees for 2003	2 761	1 671	4 817	9 249	83
Total fees for 2002	9 351	2 015	4 735	16 101	2 743

* Regular auditing services include the following:
- All services that, pursuant to law and generally accepted accounting practices, are required to be performed by auditors so that the auditor shall be able to submit his/her auditor's report to the consolidated accounts, the annual accounts of the parent company and the accounts of all consolidated subsidiaries, including necessary extra work and consultancy associated with the presentation of the accounts as required by law.
- Signature on trading statements and annual reports for employer's national insurance contributions, cf. Auditor's verification of taxes and public fees.
- Agreed control actions as requested by company management or by injunction from shareholders' meetings
- Limited auditing of accounts
- Services related to certifications or confirmations by the company's auditor as required by law and regulations.
- Services related to other confirmations or certifications made by the appointed auditor.

Note 7 : EARNINGS PER SHARE

Amounts in NOK 1 000

EARNINGS PER SHARE (EPS) IN NOK	2003		2002		2001	
Profit for the year after tax 1)	-781 988	-1,77	-190 342	-0,63	-742 563	-7,04
Time-weighted average of shares issued and outstanding 2)	442 125		304 076		105 438	

1) Reconciliation of earnings per share:	2003	2002	2001
Profit for the year	-781 988	-190 342	-742 563
- dividend and other payments for preferred shares	0	0	0
+ allocations to equity	0	0	0
Profit for the year used in calculating EPS	-781 988	-190 342	-742 563

2) Determination of average number of shares issued	2003	2002
Number of shares outstanding as of 1 January	426 807 351	201 045 527
Share issue, 31 January 2003	10 266 667	
Share issue, 5 July 2002		85 759 258
Share issue, 8 August 2002		6 084 706
Share issue, 11 November 2003	5 050 505	
Payment in shares to Enghav Holding		11 180 556
Preemptive rights issue, 7 October 2002		6 304
Average number of shares outstanding*	442 124 523	304 076 351
Number of shares as of 31 December	474 767 387	427 403 751

* Own shares are included in the figure for number of shares, but not in calculations of average number of shares.

Members of the Group management team are entitled to subscribe to shares in the company. Nevertheless, a diluted per-share profit has not been calculated, because exercising these options would improve earnings per share.

Note 8 : TANGIBLE AND INTANGIBLE FIXED ASSETS

Amounts in NOK 1 000

TANGIBLE FIXED ASSETS	Fjord Seafood Group: Land, buildings and property	Plant and equipment	Ships, rings, etc.	Fixtures and fittings	Total	of which Fjord Seafood ASA: Licenses	Fixtures and fittings	Total
Acquisition cost as of 1 January	596 472	988 639	33 851	100 970	1 719 932	4 000	8 284	12 284
Additions, purchased operating assets	39 407	75 852	376	4 501	120 136	0	368	368
Disposals	*-108 483*	*-109 521*	*-4 804*	*-13 717*	*-236 525*	*0*	*-169*	*-169*
Acquisition cost as of 31 December	**527 396**	**954 970**	**29 423**	**91 754**	**1 603 543**	**4 000**	**8 483**	**12 483**
Accumulated ordinary depreciation as of 1 January	-82 747	-475 086	-10 279	-66 319	-634 431	-650	-3 965	-4 615
Ordinary depreciation for the year	-33 896	-122 035	-6 847	-15 699	-178 477	-400	-1 008	-1 408
Accumulated depreciation, disposals	42 617	70 871	1 998	9 115	124 601	0	135	135
Accumulated depreciation as of 31 December	**-74 026**	**-526 250**	**-15 128**	**-72 903**	**-688 307**	**-1 050**	**-4 838**	**-5 888**
Accumulated write-downs as of 1 January	-40 447	-37 859	-49	-24	-80 379	0	0	0
Write-downs/reversals for the year	-96 019	-100 233	-4 640	-5 627	-206 519	-2 950	0	-2 950
Accumulated write-downs as of 31 December	**-136 466**	**-140 092**	**-4 689**	**-5 651**	**-286 898**	**-2 950**	**0**	**-2 950**
Foreign currency adjustments	12 363	9 170	-337	2 566	23 702	0	0	0
Book value as of 31 December	**329 207**	**297 798**	**9 269**	**15 766**	**652 040**	**0**	**3 645**	**3 645**
Economic lifetime	Up to 20 years	3-10 years	7 years	3- 10 years		10 years	5 years	
Depreciation schedule	Straight-line	Straight-line	Straight-line	Straight-line		Straight-line	Straight-line	

LEASING RECORDED IN THE BALANCE SHEET	Fjord Seafood Group: Land, buildings and property	Plant and equipment	Ships, rings, etc	Fixtures and fittings	Total
Acquisition cost as of 31 December	6 460	175 086	696	282	182 524
Accumulated depreciation as of 31 December	-4 409	-84 645	-547	-248	-89 849
Foreign currency adjustments	281	-328	9	-2	-40
Book value as of 31 December	***2 332***	***90 113***	***158***	***32***	***92 635***

Operating assets financed by financial leasing as specified here are included in the table for the Group's tangible fixed assets. Depreciation is according to the specifications for each group. Fjord Seafood ASA does not have any leased tangible fixed assets recorded in the balance sheet.

INTANGIBLE FIXED ASSETS	Fjord Seafood Group: Goodwill	Licenses	Total
Acquisition cost as of 1 January	1 384 803	1 390 868	2 775 671
Additions through mergers	0	7 903	7 903
Additions, purchased operating assets	2 178	6 377	8 555
Disposals	0	-2 046	-2 046
Acquisition cost as of 31 December	**1 386 981**	**1 403 102**	**2 790 083**
Accumulated ordinary depreciation as of 1 January	-97 578	-8 350	-105 928
Ordinary depreciation for the year	-56 170	-2 477	-58 647
Accumulated depreciation as of 31 December	**-153 748**	**-10 827**	**-164 575**
Accumulated write-downs as of 1 January	-275 030	-82 283	-357 313
Write-downs/reversals for the year	-40 900	-242 073	-282 973
Accumulated write-downs as of 31 December	**-315 930**	**-324 356**	**-640 686**
Foreign currency adjustments	72 467	-25 589	46 878
Book value as of 31 December	**989 770**	**1 042 330**	**2 032 100**
Economic lifetime	5 - 20 year	Perpetual / 10 year	
Depreciation schedule	Straight-line		

Amounts in NOK 1 000

BOOK VALUE OF LICENSES

Country	Number of licenses*	Book value
Norway	53,3	511 934
Chile	110,0	396 675
Scotland	10,0	29 622
USA	15,6	0
Total	**188,9**	**938 231**
Other licenses**		104 099
Total licenses		**1 042 330**

* Foreign licenses have been converted so that they correspond to Norwegian license volumes.

** Includes licenses for fry/smolt production and other licenses for use in production, as well as value assigned to licenses that have not yet been formally granted in Chile.

WRITE-DOWN OF ASSETS

Fjord Seafood has made substantial write-down of fixed assets, licenses and goodwill during 2003. These elements have been specified in note no. 5. During the year the operation in Chile has evaluated all its licenses, and decided to put a number of licenses up for sale. In this process the historical purchase price for the total volume of licenses has been split on each individual license. Based on the estimated sales price for the licenses put up for sale, a write-down of MNOK 84,2 has been accounted for in 2003.

ANNUAL LEASING COSTS OF OPERATING ASSETS NOT RECORDED IN THE BALANCE SHEET

Fjord Seafood Group 2001	2002	2003		Fjord Seafood ASA 2003	2002	2001
1 506	7 577	3 760	Office premises	3 760	3 220	1 506
4 844	16 249	13 178	Machines, furniture and fittings, equipment, etc.	191	7 409	0
0	1 421	523	Vehicles	0	0	0

The assets above are not recorded in the balance sheet because the leasing agreements do not meet the criteria for classification as financial leasing, in accordance with generally accepted accounting principles.

INVESTMENT GRANTS

The Group has received investment grants. These grants are conditioned upon the investments for which they were given not being sold before a specified date. The grants are recorded in the balance sheet as other long-term liabilities; they are recorded to income in annual amounts that correspond to the depreciation that applies to the operating assets in question.

	Fjord Seafood Group 2003	2002	2001
Gross value of grants received	23 364	22 013	13 567
Recorded to income as of 31 December	-12 302	-10 302	-5 936
Foreign currency adjustments	-489	-490	39
Net grants, joint venture			4 857
Balance recorded as provisions for liabilities	**10 573**	**11 221**	**12 529**

Note 9 : TAX IN THE GROUP ACCOUNTS

Amounts in NOK 1 000

TAX FOR THE YEAR IN THE PROFIT AND LOSS ACCOUNT	2003	2002	2001
Norway	0	-769	-7 161
Foreign units	-14 497	-11 937	-703
Joint venture	0	0	-14 121
Total tax payable	**-14 497**	**-12 706**	**-21 985**
Norway	167 073	125 171	105 529
Foreign units	-13 777	22 333	21 914
Joint venture	0	-4 672	-794
Change in deferred tax/tax benefit	**153 296**	**142 832**	**126 649**
Correction of earlier years' tax	0	7 178	6 708
Taxes related to profit for the year	**136 799**	**137 304**	**111 372**

TAX PAYABLE IN THE BALANCE SHEET	2003	2002	2001
Tax payable in Norway on profit for the year	0	0	-7 161
Tax payable associated with equity transactions in Norwegian companies	0	0	6 565
Total tax payable in Norway	**0**	**0**	**-596**
Tax payable, foreign units	-6 281	-9 295	-725
Tax payable, joint venture	0	0	-8 655
Tax payable in balance sheet	**-8 281**	**-9 295**	**-9 982**

SPECIFICATION OF BASIS FOR DEFERRED TAX/TAX ASSETS	2003	2002	2001
Tax increasing/reducing temporary differences.			
Fixed assets	313 306	26 827	-73 191
Current assets	-385 155	-473 070	-343 895
Liabilities	102 693	7 852	115
Pension commitments	3 524	723	723
Profit and loss account	7 116	-626	-354
Other differences	4 877	65 198	76 408
Unclaimed refund on dividends/credit deduction carryforward	32 941	39 219	3 525
Tax loss carryforward	979 798	761 487	340 804
Total temporary differences	**1 059 100**	**447 609**	**6 135**
Deferred tax in the balance sheet	-26 573	-26 831	-74 668
Deferred tax in balance sheet	286 596	135 789	31 945
Deferred tax in balance sheet, joint venture	0	0	-17 116
Deferred tax assets, not recorded in balance sheet	40 923	23 199	28 793

Fjord Seafood ASA treats fish farming operations in Chile as taxable in Norway in accordance with the NOKUS regulations. This treatment has been contested by the Norwegian taxation authorities, and the calculated deferred tax benefit associated with Chile totalling MNOK 77,7, is therefore not included in the above presentation. *See also note 10.*

32

Amounts in NOK 1 000

CARRYFORWARD PERIOD FOR TAX LOSS

To year	Norway	Abroad
2004	0	15 852
2005	0	68 414
2006	0	0
2007	0	0
2008	2 811	0
2009	1 276	0
2010	4 049	1 038
2011	208 955	2 232
2012	293 673	0
2013	245 939	235
Evig	0	135 524
Total	**756 703**	**223 295**

HISTORICAL RISK ADJUSTMENT, PER SHARE*:

Year	RISK amount
01.01.97	0,00443
01.01.98	0,00000
01.01.99	-0,11500
01.01.00	0,10700
01.01.01	-0,24601
01.01.02	0,07621
01.01.03	0,00000
Total RISK	**-0,17337**

* Historical RISK is calculated using current par value of shares (NOK 1).

Note 10 : TAX IN THE FJORD SEAFOOD ASA ACCOUNTS

TAX FOR THE YEAR IN THE PROFIT AND LOSS ACCOUNT	2003	2002	2001
Pre-tax loss	-735 523	-34 067	-447 471
Income from associated companies and joint venture	56 935	-176 536	10 564
Write-down of shares in subsidiaries	467 495	125 000	0
Change in other temporary differences	260 372	34 372	360 650
Permanent differences	-118 730	-45 684	25 700
Base to which tax applies	**-69 451**	**-96 915**	**-50 557**
Tax payable on profit for the year	**0**	**0**	**0**
Gross change in deferred tax assets	60 151	71 831	115 540
Change in deferred tax assets, US subsidiaries (LLCs)	0	14 841	0
Total taxes for the year	**60 151**	**86 672**	**115 540**

SPECIFICATION OF BASIS FOR DEFERRED TAX AND DEFERRED TAX ASSETS	2003	2002	2001
Tax increasing/reducing temporary differences			
Shares	1 128 937	524 122	364 750
Receivables	115 000	0	0
Tangible fixed assets and long-term financial items	8 052	0	0
Loss carried forward	275 901	202 588	80 098
Unclaimed refund carried forward	688	688	435
Total temporary differences	**1 528 578**	**727 397**	**445 283**
Deferred tax assets, Norway	**264 903**	**203 671**	**124 679**
Deferred tax assets, USA	14 841*	14 841*	0
Total deferred tax assets	**279 744**	**218 512**	**124 679**
Deferred tax assets in Norway not recorded in balance sheet	163 099		

*) Fjord Seafood USA LLC, Atlantic Salmon of Maine LLC, Ducktrap River Fish Farm LLC and Windward Seafood LLC are partner-assessed companies, where Fjord Seafood ASA is the only partner and Fjord Seafood ASA is the party subject to taxation. The companies in the USA have significant tax loss carryforwards as a result of the losses in 2003. Fjord Seafood has chosen to limit the recording of the deferred tax benefit in the balance sheet so that only the tax benefit related to losses prior to 2003 is recorded in the balance sheet.

33

Amounts in NOK 1 000

TAX ON ITEMS RECORDED DIRECTLY AGAINST EQUITY	2003	2002	2001
Tax on share issue costs	1 081	7 161	11 115

TAX FOR THE YEAR IS DETERMINED AS FOLLOWS	NOK	%
Tax, calculated at average nominal tax rate on pre-tax profit	205 946	-28,0 %
Deferred tax benefit associated with write-down of shares and receivables not recorded in balance sheet, subsidiaries	-163 099	22,6 %
Difference between accounting and tax losses, shares	33 830	-4,7 %
Profit from associated companies	-15 942	2,2 %
Effect of permanent differences	-586	0,1 %
Total tax expense for the year	**60 151**	**-8,2 %**

TEMPORARY DIFFERENCES, SHARES
Due to the tax-free demerger of Fjord Domstein Holding AS, there is a difference between the taxation value and accounting value of shares in Pieters Holding AS. The deferred tax effect is included in the valuation of the shares. No deferred tax has therefore been recorded for these shares. The difference between the taxation value and accounting value of the shares is NOK 189 161 000.

LOSSES TO BE CARRIED FORWARD
Losses to be carried forward at the close of the accounting period in Norway totalled NOK 275 898 000.
The loss carryforward period expires primarily in 2012 and 2013.

DEFERRED TAX ASSETS ASSOCIATED WITH NOKUS TAXATION NOT RECORDED IN BALANCE SHEET
Fjord Seafood treats activities in Chile as taxable in Norway pursuant to Section 10-60 of the Norwegian Tax Code (on taxation of owners of Norwegian-controlled companies located in countries with low taxation rates). The Norwegian tax authorities have declined to accept this principle for Fjord Seafood's tax returns for 2001 and 2002. Fjord Seafood has unsuccessfully appealed this decision to the Tax Assessment Board. Fjord Seafood is therefore considering legal action in this case. The loss for the 2001 and 2002 income years is NOK 277 428 000, corresponding to a deferred tax benefit of NOK 77 680 000. In accordance with the generally accepted accounting practices, the deferred tax benefit has not been recorded in the balance sheet or specified in the figures presented in this note, as the outcome of the case is uncertain.

Note 11 : INVENTORY

INVENTORY	2003	2002	2001
Raw materials 1)	79 446	75 515	47 958
Goods in progress 2)	789 509	787 854	883 998
Finished goods	169 345	258 494	129 463
Total inventory	**1 038 301**	**1 121 864**	**1 061 418**
Inventory, joint venture		0	149 741
Book value of inventory	**1 038 301**	**1 121 864**	**1 211 159**
Total inventory write-downs	53 896	46 068	158 800

1) Includes feed, roe and packaging.
2) Goods in progress comprise mainly smolt and fish in the sea.

SUPERCHILL IN THE USA
At the turn of the year in both 2002/2003 and 2003/2004 a weather phenomenon occurred on the eastern coast of the USA, in which the sea temperature fell below freezing (superchill). This led to significant losses of fish for Fjord Seafood as well as other aquaculture businesses in the area. Fjord Seafood has made a provision of MNOK 16,6 to cover the expected losses related to this incident.

Note 12 : ACCOUNTS RECEIVABLE

Amounts in NOK 1 000

Accounts receivable are recorded in accordance with the lower value principle at the lower of nominal or fair value.

Note 13 : SHARES AND HOLDINGS IN OTHER COMPANIES

Shares and holdings where Fjord Seafood does not have significant influence are recorded in accordance with the cost method. Shares and holdings are recorded at the lower of acquisition cost and fair value.

Company	Number of shares	Ownership %	Acquistion coast	Book value
Stolnfiskur	10 633 341	10,0 %	5 969	5 969
Aqua Gen AS	292 668	11,1 %	20 391	5 000
Seløy Sjøfram AS	70	35,0 %*	4 614	2 500
Sognefjord Marinefarm AS	404	40,0 %*	404	404
Nova Sea AS	100	1,3 %	1 000	1 000
Lovund Invest AS	500	9,1 %	500	500
other shares			435	435
Total book value, shares and holdings owned by Fjord Seafood ASA			**33 313**	**15 808**
Aquarius AS	11 428	3,1 %	1 143	1 143
Norway R. Salmon AS	*350 000*	*2,0 %*	525	525
Såkorn Invest Nord AS	500	2,1 %	200	200
Norsal AS	300	2,0 %	150	150
Inmobiliaria Archipelago S.A.	70	1,0 %	123	123
Andre aksjer			751	487
Total book value of shares and holdings in the Group			**36 205**	**18 436**

In 2003 Fjord Seafood ASA wrote down the shares in Aqua Gen AS by 15 780 and the shares in Saløy Sjøfarm AS by 2 114.

* Fjord Seafood does not have a significant influence over these companies, consequently, they are not treated in the Group accounts according to the equity method.

Note 14 : SUBSIDIARIES

Amounts in NOK 1 000

Fjord Seafood ASA is the parent company in the Group. In the parent company accounts, investments in subsidiaries are recorded at the lower of acquisition cost or fair value.

COMPANY DETAILS	Acquistion date	Business address	Ownership %	Acquistion cost	Book value in Fjord Seafood ASA
Fjord Seafood Norway AS	01.01.99	Brønnøy	100 %	497 099	297 099
Fjord Seafood Sales AS	01.01.99	Måløy	100 %	37 655	37 655
Fjord Seafood Chile S.A.	01.10.00	Chile	99,9 %	864 041	591 540
Salmoamerica Corporation	01.10.00	Panama	100 %	500 040	430 259
Fjord Seafood USA LLC	01.04.01	USA	100 %	522 495	0
Minnamurra Ltd	01.04.01	Scotland	100 %	162 166	84 649
Pieters Holding AS	01.07.02	Oslo	100 %	475 000	512 667
Norsk Havbrukssenter AS	25.06.02	Brønnøy	100 %	110	110
total				**3 058 606**	**1 953 979**

Acquisition cost in the set up is actual acquistion cost plus later share issues. Included in book value is realised and unrealised hedging effects.

WRITE-DOWNS CARRIED OUT IN 2003

The value of the shares in Minnamurra Ltd was written down by NOK 56 696 000 as of 31 December 2003.
The value of the shares in Fjord Seafood USA LLC was written down by NOK 210 799 000 as of 31 December 2003
The value of the shares in Fjord Seafood Norway AS was written down by NOK 200 000 000 as of 31 December 2003.

The write-downs were made after a comparison of book value towards expected future cash flows generated by the companies. Some of these entities have sustained significant accounting losses throughout the year, and significant write-downs have been made in the company accounts as well as in the consolidated accounts related to these units.

Note 15 : INTERCOMPANY PAYABLES/RECEIVABLES

Fjord Seafood ASA has the following payables/receivables to/from other companies in the Group:

SHORT-TERM RECEIVABLES				LOANS TO SUBSIDIARIES		
2001	2002	2003		2003	2002	2001
130 480	2 856	23 659	Total receivables from group companies	1 916 037	653 537	442 611

In connection with the new loan agreement with Nordea in February 2003, loans from Nordea to subsidiaries were transferred to Fjord Seafood ASA, which made, in turn, loans to the subsidiaries. Reference is made to the note on debt.

The book value of loans to the USA has been written down by NOK 115 million in the accounts of Fjord Seafood ASA. This write-down does not have any effect on the consolidated accounts.

OTHER SHORT-TERM LIABILITIES				ACCOUNTS PAYABLE		
2001	2002	2003		2003	2002	2001
231 093	0	0	Group companies	9 474	654	0
668			Joint venture			0
231 761	0	0	Total receivables from group companies	9 474	654	0

Note 16 : ASSOCIATED COMPANIES

Amounts in NOK 1 000

Associated companies are companies in which the Group has a significant ownership interest, ranging from 20-50 percent, and over which the Group is able to exercise significant influence. Associated companies are recorded in the Group accounts in accordance with the equity method.

	OWNED BY FJORD SEAFOOD ASA				OWNED BY OTHER GROUP COMPANIES					
	Fjord Marin AS	Åsen Settefisk AS	Flatanger Settefisk AS	Total	Bylgja HF	NFBP EHF	Other * companies	More/less value Group	Total for the Group 2003	Total for the Group 2002
FORMAL DETAILS										
Acquisition date	2000	1997	1997		2002	2002				
Business address	Leirfjord	Åsen	Åsen		Iceland	Iceland				
Ownership/voting share	34,8 %	30,3 %	30,1 %		25,0 %	25,0 %				
DETAILS RELATED TO ACQUISITION										
Acquisition cost	82 772	6 042	3 619	92 433		1 244	4 946		98 622	93 522
Equity recorded in balance sheet at the time of acquisition	82 772	2 608	969	86 348	112	40	2 534		89 035	83 984
Excess/lower value		3 434	2 650	6 084	-279	-2 599	2 361		5 567	5 569
Of which:										
Licenses							2 355		2 355	2 355
Goodwill		274	668	942	167	3 882			4 991	4 993
DETAILS RELATED TO THE YEAR'S FIGURES										
Opening balance as of 1 January	**50 079**	**6 553**	**1 742**	**58 374**	**363**	**-3 625**	**5 900**	**767**	**61 779**	**87 431**
+/- Foreign currency adjustments of balance sheet items recorded to equity					33	-329	-116		-412	-2 535
+ Additions through mergers/acquisitions										-2 551
- Transferred to subsidiaries							-2 410		-2 410	
- Disposals by sales							-2 670		-2 670	-51
Profit items for the year										
+/- This year's profit/loss	-18 914	-136	-900	-19 951	216	712	-302		-19 325	-14 655
+/- Share of profit for the year of joint venture										-579
+/- Excess/lower value recorded in profit and loss assount (ex. goodwill)		-47	-47	-94				-54	-148	-4 049
- Write-downs	-36 709**	-51	-131	-36 890					-36 890	-181
+/- Diltution effect on profit										357
Total profit	**-55 623**	**-234**	**-1 078**	**-56 935**	**216**	**712**	**-302**	**-54**	**-56 364**	**-19 127**
+/- Foreign currency adjustments, profit					3	10			12	521
+/- Other adjustments	444			444					444	-197
+/- Receipt/payment of equity capital in the pariod	5 100			5 100					5 100	-1 712
NET VALUE, ASSOCIATED COMPANIES 2003	**0**	**6 319**	**664**	**6 983**	**615**	**-3 232**	**401**	**713**	**5 479**	**61 779**
Book value investment in assosiated companies		6 319	664	6 983			401	713	8 096	65 404
Book value of liability, included in other provisions for liabilitas				615	-3 232			-2 617	-3 625	

* The following companies are included here: -Sømna Laks AS, Norway, ownership interest 40% and New DHC Inc, Maine USA, ownership interest 24.5%
** The shareholding in Fjord Marin AS has been written down to nil based on an estimation of fair value.

Note 17 : EQUITY

Amounts in NOK 1 000

GROUP'S EQUITY	Share capital	Own shares	Other equity	Fund for valuation differences	Minority Interests	Total 2003	Total 2002
Opening balance	**427 404**	**-596**	**1 755 245**	**-73 146**	**452**	**2 109 359**	**1 687 708**
Change in equity for the year:							
Profit for the year			-781 988		-6	-781 994	-192 278
Capital increases/mergers 1)	47 563		76 574			124 137	676 577
Tax related to share issues			1 081			1 081	7 321
Foreign currency adjustments				107 065		107 065	-68 330
Addition/disposal of minority interests					1 465	1 465	0
Other items recorded to equity			-19 428			-19 428	-1 639
Total	**474 967**	**-596**	**1 031 484**	**33 919**	**1 911**	**1 541 685**	**2 109 359**

EQUITY OF FJORD SEAFOOD ASA	Share capital	Own shares	Share premium fund	Other paid-in equity	Other equity	Total 2003	Total 2002
Opening balance	**427 404**	**-596**	**1 556 652**	**17 981**	**808 694**	**2 810 135**	**2 075 116**
Change in equity for the year:							
Profit for the year					-675 371	-675 371	52 606
Capital increases/mergers 1)	47 563		76 574			124 137	676 738
Tax related to share issues			1 081			1 081	7 161
Other items recorded to equity					444	444	-1 486
Total	**474 967**	**-596**	**1 634 307**	**17 981**	**133 767**	**2 260 426**	**2 810 135**

1) In the first quarter of 2003 a private placement for cash of NOK 28 million with the Icelandic company Samherji was carried out, in which Samherji acquired 11 200 000 shares. In November 2003, a private placement for cash of NOK 100 million with institutional investors was carried out, in which the investors acquired 36 363 636 shares. The issue costs related to the aforementioned issues totaled NOK 3,8 million.

OWN SHARES

Fjord Seafood ASA bought 596 400 of its own shares in the market in 2001 at a total price of NOK 19 320 000, which is equal to the number of shares held as of 31 December 2003. Own shares are recorded at face value and charged against paid-in equity. Other payments related to the acquisition of own shares are recorded as a deduction in earned equity.

Fjord Seafood acquired its own shares to use them as remuneration for business acquisitions and mergers, and to issue shares to employees. Acquisitions and disposals of the company's own shares are completed at the stock exchange price of the shares at the time an agreement for acquisition or disposal is entered into. Pursuant to Section 5-5 of the Norwegian Accounting Act on convertible financial assets, the average acqui*sition price is used in calculating any accounting gains. Any gains on the sale of the company's own shares are included in other paid-in equity.*
Fjord Seafood ASA did not buy or sell any of its own shares in 2003.

FJORD SEAFOOD ASA - UNRESTRICTED EQUITY	2003	2002	2001
Other equity	151 748	827 420	-242 425
- Book value, intangible assets	0	-3 350	-2 700
- Book value, deferred tax benefit	-279 744	-218 512	-124 679
- Par value, company's own shares	-596	-596	-596
- Loans to shareholders	-243	-243	-243
= Company's unrestricted equity	**0**	**604 718**	**0**

Note 18 : SHAREHOLDER INFORMATION

Amounts in NOK 1 000

SHARES	2003	2002	2001
Shares outstanding in Fjord Seafood ASA as of 31 December	474 967 387	427 403 751	201 641 927
Own shares	-596 400	-596 400	-596 400
Calculated average number of shares outstanding	442 124 523	304 672 751	105 438 000

All shares in the company carry the same rights, and there is only one class of shares. Each share has a par value of NOK 1.

TWENTY LARGEST SHAREHOLDERS AS OF 31 DECEMBER 2003

SHAREHOLDER	No. of shares held	Ownership %
Domstein ASA	53 418 164	11,25 %
Enghav Holding AS*	35 000 000	7,37 %
Odin Norge	24 248 150	5,11 %
Odin Norden	20 223 607	4,26 %
Institusjonen Fritt Ord	17 460 200	3,68 %
Umoe Invest AS	12 746 400	2,68 %
Firmament AS	8 500 000	1,79 %
Nordea Avkastning	6 805 478	1,43 %
Hjelde	6 500 000	1,37 %
Gjensidige Nor Sparebank ASA	6 410 000	1,35 %
Tine Pensjonskasse	5 121 000	1,08 %
Gambak	5 000 000	1,05 %
Nordea Vekst	5 000 000	1,05 %
Fondsfinans ASA	4 851 693	1,02 %
Vicama AS	4 372 500	0,92 %
Space AS	4 200 000	0,88 %
Verdipapirfondet Avanse Norge, Nor	3 887 200	0,82 %
Torgnes Akva AS	3 599 934	0,76 %
Torgnes Invest AS	3 333 551	0,70 %
Firstnordic Norge Vekst	3 164 267	0,67 %
Total 20 largest shareholders	**233 841 144**	**49,23 %**
Total other shareholders	241 126 243	50,77 %
Total number of shares	**474 967 387**	

SHARES HELD BY DIRECTORS AND KEY PERSONNEL

	Position	No. of shares held
Rolf Domstein 1)	Board Chairman	28 932
Bent Fuglesang	Director	5 507
Helge Midttun	CEO	41 000
Geert Vermeersch	EVP Sales & Marketing Europe	500

1) Number of shares held includes shares owned by companies and other parties with whom Rolf Domstein can be identified in accordance with the law. In addition, Rolf Domstein has a significant ownership interest in Domstein ASA, which is, in turn, a significant shareholder in Fjord Seafood ASA, see specification above. Domstein ASA is also a shareholder of Enghav Holding AS.

OPTION PLANS

The Group has established two option plans for the management and other key personnel, which is described in greater detail in the note on personnel expenses. Upon the establishment of the first plan, a total of 13 571 302 options were included in the plan, and by year-end 2003 8 354 029 options were assigned employees. A plan was established in March 2004 that grants the Group CEO the right to subscribe for a maximum of 2 000 000 shares in the company.

AUTHORIZATION TO ISSUE SHARES

The shareholders' meeting of Fjord Seafood has authorized the Board to issue up to 100 000 000 new shares in the company, and the Board has exercised this authority to issue 73 763 636 at the end of 2003. The authorization also allows the Board to issue shares for contributions in kind and when employees exercise options granted under employee option programs. This authorization is valid until the ordinary shareholders' meeting in 2004.

112

Note 19 : DEBT AND DERIVATIVES

Amounts in NOK 1 000

NEW BANK AGREEMENT - RESTRUCTURING OF GROUP'S DEBT
In February 2003 the Group entered into a renegotiated agreement with its main bank, Nordea, and the overall limit for this new agreement was NOK 2 380 000 000 with a term of five years. In June 2003, the Group established a loan facility with a limit of USD 37 200 000 for its Chilean operations with a term of three and five years. Both these agreements enabled the Group to finance significant portions of its former short-term liabilities on a long-term basis.

GROUP'S LONG-TERM DEBT FROM FINANCIAL INSTITUTIONS	2003			2002		
Currency	Average interest rate	Debt amount in foreign currency	Debt amount in NOK	Average interest rate	Debt amount in foreign currency	Debt amount in NOK
NOK	5,00 %	2 022 768	2 022 768	9,17 %	542 213	542 213
USD	4,15 %	30 672	204 738	4,46 %	114 266	795 946
EUR	4,52 %	14 323	120 636	6,07 %	33 096	241 303
GBP	5,14 %	216	2 569	6,98 %	4 750	53 176
Total long-term debt owed to financial institutions			**2 350 712**			**1 632 638**

GROUP'S REPAYMENT SCHEDULE FOR LONG-TERM DEBT	2004	2005	2006	2007	2008	Later	Total
Repayment schedule, long-term debt	281 832	290 715	473 406	254 634	1 038 955	11 169	2 350 712
Repayment schedule, leasing debt	26 049	24 393	16 070	7 669	3 668	21	77 870

GROUP'S DEBT WITH MATURITY EXCEEDING FIVE YEARS	2003	2002
Amounts owed to financial institutions	34 743	1 302 966
Other long-term debt	0	1 370
Total debt with maturity exceeding five years	**34 743**	**1 304 336**

FOREIGN CURRENCY ADJUSTMENT OF LOAN PORTFOLIO
To reduce the foreign currency risk associated with international operations, payments for shares in foreign companies and intercompany loans are financed in full or in part by raising debt or entering into long-term derivative contracts in the same foreign currency. This means that Fjord Seafood ASA has entered into a portfolio of long-term currency swaps.

LONG-TERM CURRENCY SWAPS ENTERED INTO

GROUP RECEIVES			GROUP PAYS				
Currency	Amount	Interest rate	Currency	Amount	Interest rate	Maturity	Underlying contract
NOK	750 000	Nibor + 2 %	USD	107 373	6,25 %	Desember 2005	NOK-loan
NOK	260 000	Nibor + 2 %	EUR	34 483	Euribor + 2,15 %	Desember 2005	NOK-loan
NOK	110 000	Nibor + 2 %	GBP	9 899	Libor +2,17 %	Desember 2005	NOK-loan

The foreign currency effect of the swaps entered into as of 31 December 2003 totals NOK 4,9 million, and it is reported in the parent company's and Group's balance sheet as other provisions for liabilities.
The currency swaps (incl. the effect of interest rate fixing in USD) had a negative market value of NOK 34,1 million as of 31 December 2003.

The Group's debt broken down by currency, including the effect of the currency swaps entered into, is as follows:

Amounts in NOK 1 000

	NOK	USD	EUR	GBP	CHF	Others	Total
Bank deposits	9 405	69 964	10 427	2 203	11 675	2 489	105 163
Current liabilities	21 985	42 960	43 745	11 458	0	-3 920	116 229
Long-term liabilities	2 022 768	204 738	120 636	2 569	0	0	2 350 712
Leasing debt	71 993			5 878			77 870
Foreign currency adjustment due to swaps	-1 120 000	716 714	290 431	117 756			4 901
Net interest-bearing debt	**988 341**	**894 449**	**444 386**	**135 458**	**-11 675**	**-6 409**	**2 444 550**

FINANCIAL COVENANTS
The majority of the Group's debt is secured by mortgages on its assets. Debt covenants entail certain restrictions with regard to investments and acquisitions, as well as restrictions on the Group taking on additional debt. The loan agreements define requirements concerning the Group's liquidity, in addition to requirements that must be met with regard to financial ratios associated with net interest-bearing debt in relation to EBITDA and the equity ratio.

Nordea has granted Fjord Seafood a waiver for the requirements stipulated in the loan agreement until June 2004. This waiver from Nordea stipulates a new equity ratio requirement of 30% for the period.

FJORD SEAFOOD ASA – LONG-TERM DEBT OWED TO FINANCIAL INSTITUTIONS
Fjord Seafood ASA has drawn all its long-term loans in Norwegian kroner. The total loan amount is NOK 2 010 000 000, and the average interest rate at the end of 2003 is 5%.

FJORD SEAFOOD ASA - REPAYMENT SCHEDULE FOR LONG-TERM DEBT	2004	2005	2006	2007	2008	Sum
Repayment schedule, long-term debt	200 000	200 000	400 000	200 000	1 010 000	2 010 000

FOREIGN CURRENCY ADJUSTMENT OF THE FJORD SEAFOOD ASA LOAN PORTFOLIO
The debt of Fjord Seafood ASA broken down by foreign currency, including the effect of the currency swaps entered into (as described above), is as follows:

	2003			2002		
Currency	Average interest rate	Debt amount in foreign currency	Debt amount in NOK	Average interest rate	Debt amount in foreign currency	Debt amount in NOK
NOK	5,21 %	890 000	890 000	9,76 %	350 000	350 000
USD	6,25 %	107 373	716 714	4,47 %	60 000	545 673
EUR	4,33 %	34 483	290 431	5,96 %	15 500	115 173
GBP	6,34 %	9 899	117 756			
Total long-term interest-bearing debt owed to financial institutions			**2 014 901**			**1 010 846**

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Note 20: SECURED LIABILITIES AND GUARANTEE LIABILITIES

Amounts in NOK 1 000

BOOK VALUE OF DEBT SECURED BY MORTGAGES, GUARANTEES, AND PLEDGES

Fjord Seafood ASA				Fjord Seafood Group		
2001	2002	2003		2003	2002	2001
1 018 890	1 010 846	2 010 000	Amounts owed to financial institutions	2 427 048	2 301 725	2 476 057
			Leasing debt	77 870	92 060	100 053
1 018 890	**1 010 846**	**2 010 000**	**Total debt secured by pledged assets**	**2 504 918**	**2 393 785**	**2 576 110**
			Total debt secured by pledged assets, joint venture	0	0	321 091
1 018 890	**1 010 846**	**2 010 000**	**Total debt secured by pledged assets, Group**	**2 504 918**	**2 393 785**	**2 897 201**
380 348	210 341	35 252	Guarantee liabilities	7 624	210 341	380 348
			Guarantee liabilities, joint venture	0	0	45
380 348	**210 341**	**35 252**	**Total guarantee liabilities**	**7 624**	**210 341**	**380 393**

BOOK VALUE OF ASSETS PLEDGED AS SECURITY FOR DEBT

Fjord Seafood ASA				Fjord Seafood Group		
2001	2002	2003		2003	2002	2001
			Concessions, licenses, etc.	0	175 393	163 119
			Land, buildings, etc.	282 175	335 603	287 399
			Ships	9 177	18 661	28 768
5 195	4 319	3 645	Fixtures and fittings, machines, office equipment, tools, etc.	219 142	290 302	429 103
			Inventory	801 035	729 583	709 542
384	1 277	1 923 654	Receivables	298 013	304 390	197 646
2 175 761	2 383 350	1 953 979	Shares in subsidiaries	0	0	0
19 957	82 990	0	Other shares	2 426	82 990	53 478
			Cash	15 851	75 456	0
2 201 297	**2 471 936**	**3 881 278**	**Total assets pledged as security**	**1 627 769**	**1 962 383**	**1 864 075**
			Total assets pledged as security, joint venture	0	0	491 221
			Total book value of assets pledged as security	**1 627 769**	**1 962 383**	**2 355 296**

The financing from Nordea is secured by all assets that may be pledged as security in accordance with Norwegian law for the Group's Norwegian, Scottish and North American operations. The aforementioned operations are also jointly and severally liable for all debt owed to Nordea. The operations in Chile and the European operations have separate financing arrangements. They pledge their own assets and have their own guarantees between the companies.

Note 21: SHORT-TERM INTEREST-BEARING DEBT AND DRAWING RIGHTS

Amounts in NOK 1 000

SHORT-TERM INTEREST-BEARING DEBT

Fjord Seafood ASA				Fjord Seafood Group		
2001	2002	2003		2003	2002	2001
0	0	0	Bank overdraft	19 383	458 809	472 343
0	0	0	Other short-term interest-bearing debt	96 846	335 524	384 237
0	**0**	**0**	**Total short-term interest bearing debt**	**116 229**	**794 333**	**856 580**
			Total short-term interest-bearing debt, joint venture	0	0	108 988
			Total short-term interest-bearing debt, Group	**116 229**	**794 333**	**965 568**

UNUSED DRAWING RIGHTS

Fjord Seafood ASA				Fjord Seafood group		
2001	2002	2003		2003	2002	2001
			Unused part of bank overdraft facility	116 565	231 705	71 997
36 963	153 939	197 550	Unused part of other drawing rights, Group	218 395	0	9 803
36 963	**153 939**	**197 550**	**Total unused drawing rights, Group**	**334 960**	**231 705**	**81 800**
			Unused drawing rights, joint venture	0	0	49 748
			Total unused drawing rights	**334 960**	**231 705**	**131 548**

Fjord Seafood ASA and parts of the other operations in the Group participate in a group account system with Nordea.

RESTRICTED FUNDS

Fjord Seafood ASA				Fjord Seafood group		
2001	2002	2003		2003	2002	2001
602	1 013	1 078	Tax withholdings	7 417	10 571	7 763
51 809	0	0	Other restricted funds	0	0	51 809
52 411	**1 013**	**1 098**	**Total restricted funds, Group**	**7 417**	**10 571**	**59 572**
			Restricted funds, joint venture	0	0	283
			Total restricted funds	**7 417**	**10 571**	**59 855**

Note 22: DETAILS CONCERNING FINANCIAL MARKET RISK

Amounts in NOK 1 000

FOREIGN CURRENCY RISK

1. Foreign currency risk in the balance sheet

The Group is exposed to various foreign currencies due to the fact that the Group's operations are located in many parts of the world. To reduce this foreign currency risk, the Group hedges payments for shares in foreign companies and intercompany loans through raising debt or entering into long-term derivative contracts in a foreign currency. Reference is also made to Note 19.

2. Foreign currency risk associated with sales in foreign currencies

The bulk of the foreign currency risk is associated with sales in foreign currencies by the Group's Norway-based operations that have significant portions of their operating revenues in foreign currencies (primarily EUR, USD and JPY), whereas their operating expenses are primarily in NOK and the Chilean operation where parts of the costs are in Chilean pesos and the income mostly in USD. This risk is covered on an ongoing basis through the use of financial hedging instruments. As of 31 December 2003 the Group had a portfolio of outstanding foreign currency hedging instruments associated with the Group's main currencies with a total contract value of MNOK 241. The maturity dates for the outstanding foreign currency hedging instruments as of 31 December 2003 were primarily in the first quarter of 2004, and there were no contracts maturing after June 2004. As of 31 December 2003 the portfolio had a negative market value of MNOK 1,5.

INTEREST RATE RISK

As of 31 December 2003 the adjustable portion of the loan portfolio had interest rate periods of up to six months. In addition , the Group has entered into various interest rate swaps. Whether a greater portion of the loan portfolio should be hedged is assessed on a continuous basis as part of the financial management.

Interest rate swap agreements entered into

Currency	Principal	Group pays	Group receives	Maturity
EUR	2 000	Fixed 2,61 % p.a.	Euribor	Juli 2006
EUR	2 000	Fixed 4,30 % p.a.	Euribor	Juli 2004

As of 31 December 2003 the interest rate hedging contracts had a negative market value of NOK 0,2 million.

EFFECT OF INTEREST RATE CHANGES

Group's debt in foreign currency	Share of debt, incl. currency swaps	Cost increase from 1% increase in interest rate
NOK	39,1 %	9 967
USD	37,8 %	2 477
EUR	17,8 %	3 447

Note 23: TRANSACTIONS WITH RELATED PARTIES

SALES BETWEEN RELATED PARTIES

All sales of products between companies in the Group and with affiliated companies are conducted on market terms. Loans from the parent company to other companies in the Group are also conducted on market terms.

COOPERATIVE AGREEMENT WITH DOMSTEIN

In accordance with an agreement with the shareholder, Domstein ASA, Fjord Seafood leased premises and purchased administrative services from Domstein ASA related to Fjord Seafood's operations in Måløy, Norway. The cooperative agreement was cancelled at the close of 2002 and was terminated at the close of 2003. The fee to Domstain during the period of notice amounted to MNOK 5, and at the termination of the agreement Fjord Seafood is obligated to pay up to MNOK 5 as an additional lump sum payment.The costs have been accounted for in 2003. A new agreement on cooperation with reduced scope has been entered into in 2004.

Note 24: CONTINGENT LIABILITIES

Together with 60 other companies in the USA, Fjord Seafood USA has been warned of a possible lawsuit, claiming that the consumers have not been sufficiently informed about the PCB level in farmed salmon. It is too early to say anything about the expected outcome of the warning.

Note 25: NEW ACCOUNTING RULES AS OF 2005 - IFRS

Fjord Seafood ASA will have to implement International Financial Reporting Standards (IFRS) for reporting accounts in 2005. Comparable figures for 2004 will have to be prepared by revising the reporting for 2004. There are still uncertainties about the way in which the international reporting standards will actually look in 2005, and there is considerable uncertainty about the way in which many of the standards shall be interpreted and utilised. It is therefore too early to perform a detailed analysis of how the IFRS will affect the accounts of Fjord Seafood.
Based on what has been decided and is known in relation to IFRS as of the close of 2003, Fjord Seafood expects that the consolidated accounts will be particularly affected by the following areas:

- Reporting of the value of fish in the sea
- Reporting of financial instruments
- Reporting of goodwill
- Reporting of debt that falls due within 12 months
- Reporting of options for employees

IFRS is preparing to report the value of fish in the sea at a fair value value based on prices in the market or based on expected future cash flow, without taking historical cost into consideration. This will entail greater volatility in the accounting profits/losses for all fish farming operations. It is likely that a considerable amount of the biomass will continue to be valued at cost, but it is still uncertain how these rules will be put into practice.

The introduction of IFRS entails that the value of currency swaps, interest swaps and other financial instruments must be entered in the accounts. The requirements for allocation of fair value to assets in the event of acquisitions and mergers will be expanded, and this can lead to changes in the calculation of goodwill. Depreciation of goodwill shall not be entered in the accounts but imparment tests must be performed. IFRS also requires that all debt that will fall due in less than 12 months after the balance sheet date be classified as short-term in the balance sheet, even if the debt is part of the long-term financing of the operation. IFRS requires that share-based remuneration shall be entered in the accounts at fair value.

Fjord Seafood expects that the first quarterly report in 2005 will be reported in accordance with IFRS, but Fjord Seafood will also provide more detailed information about changes in the accounting in the annual report for 2004.

Auditors' report for 2003

VALUES
Committing to results



- We are committed to our goals and to deliver agreed results on time. We take corrective actions when required
- We keep our promises, and understand that quality starts with each and every one of us
- We strive towards the best results for the whole group and are loyal to the company and decisions made



Excellence in seafood
– a simple vision about going the extra mile

In 2004 Fjord Seafood will embark on a whole new journey – one where the employees will pull together to make the company a leading, integrated, global supplier of value added seafood, through continuous focus on customers' and consumers' needs, quality, innovation and environmental responsibility.

The foundations were laid in 2003 with the introduction of a common vision, strategy and set of values throughout the organisation. The organisational structure was also revamped on the basis of the three new divisions: European Sales and Marketing, European Processing and Americas and Norwegian Farming.

The reason for this new structure is to sharpen the focus on sales and marketing, and also to integrate the resources in this area in a single unit. By integrating the processing units in a single division and focusing solely on production, we expect to see better exploitation of our infrastructure and more collaboration across national boundaries. In the Americas we are operating with a separate, fully-integrated value chain, but the farming operations in Norway and Chile will collaborate on further development of the farming business.

In order to strengthen the sense of belonging and affiliation among the employees and create a uniform profile, all the companies in the Group will have Fjord Seafood in their names.

The new structure will benefit the most important group – the customers and consumers. Simply put, the Sales and Marketing Division will identify their needs, the Processing Division will produce goods that live up to expectations and our farming activities will ensure that Fjord Seafood supplies raw materials of high quality.

Farming: Feed | Broodfish | Fresh-water | On-growing | Slaughtering
Wild caught fish

Processing: Primary processing; Secondary processing /(VAP)

Sales and marketing: Marketing, product development, sales

Focus area – Own activity
Area of competence – No activity

Fjord Seafood ASA
CEO
Helge Midttun

Finance
Sverre Hærem

- European Sales & Marketing Division – Geert Vermeersch
- European Processing Division – Jo Dekeyzer
- Americas & Norwegian Farming Division – Øyvind Fylling-Jensen

President & CEO Helge Midttun (48)
Helge Midttun took office as President & CEO of Fjord Seafood ASA on 23 April 2003. In 1979, he graduated from the Norwegian School of Economics and Business Administration, earning a degree in economics (siviløkonom). Between 2000 and 2002 he was President & CEO of Det norske Veritas, after holding the same post in Zenitel-/Stento from 1996 to 2000. In the period 1990-1996 he was employed by Rieber & Søn, and among other things managed their operations in the Czech Republic for four years. Helge Midttun is married and lives in Asker.



Chief Financial Officer Sverre Hærem (38)
Sverre Hærem has an economics degree (siviløkonom) and took up the post of CFO & EVP of Fjord Seafood ASA on 15 March 2000. Mr. Hærem comes from the post of CFO of Dyno Kjemi/Dynea and had previously worked in Dyno Nobel Europe, Intentia and Ewos. Sverre Hærem is married and lives in Bærum.



EVP *Americas and Norwegian Farming Øyvind Fylling-Jensen (47)*
Øyvind Fylling-Jensen has been an employee of Fjord Seafood ASA since 7 January 2002, first as Executive Vice President Europe and then as COO Farming Division. Mr. Fylling-Jensen trained as a veterinarian and has a Ph.D. in veterinary pathology, with additional educational qualifications in management. Previous positions include EVP Operations in Dynal AS, CEO of Med-Lab AS and VP Sales & Marketing in Alpharma. Øyvind Fylling-Jensen is married and lives in Oslo.



EVP European Sales and Marketing Geert Vermeersch (39)
Geert Vermeersch started in Pieters Visbedrijf on 1 September 1991. He had previously been employed in Vandemoortele Group (1987-1991) and in 1991 worked for Aeris Strategic Partners/Arthur D. Little as a consultant. Since 2001 Mr. Vermeersch has held the post of CEO of Pieters Visbedrijf. Geert Vermeersch has a MBA from Australian University in Sydney, is married and lives in Kraainem, Belgium.

EVP European Processing Jo Dekeyzer (36)
Jo Dekeyzer started in Pieters Visbedrijf in 1993 as technical manager, but since 1995 has worked mostly in operational management: 2000-2003 as Executive Director Operations in Pieters Group. He is an engineer in electromechanics and is also qualified in process analysis and supply chain management. Between 1992 and 1993 Jo Dekeyzer worked in Morubel NV in Ostend. He is married and lives in Varsenare, Belgium.

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VALUES Satisfying customers

- We build close and lasting relationships with customers
- We are proactive in understanding and responding to customers' and consumers' needs
- We have a commercial mind-set towards our external customers
- We take the same pride in satisfying our internal customers as our external customers

European Sales and Marketing

Customer satisfaction is one of Fjord Seafood's core values. This means that we will continue to build good, close and permanent relationships with our customers and meet their needs and wishes.

In order to ensure that this takes place in the optimum way and with a uniform approach in Europe, a separate division has been established for sales and marketing in Europe. To do justice to the diversity of the market the division, which is headed by Geert Vermeersch (39), is divided into the three areas of retail, foodservice and industry.

Customers in the retail segment consist of the big European food chains. Fjord Seafood supplies fresh and frozen fish, ready-to-eat meals and snacks that are sold mostly under the chains' own brands. This is a demanding, but challenging segment. Spaniards, French and Dutch have different gastronomic cultures, and modern consumers have quite different demands than they did a mere few years ago as regards variation, preparation time and quality.

In the foodservice market Fjord Seafood has a very strong position in Belgium, and a separate department has therefore been devoted to the Belgian market, Belgian sales foodservice.
The rest of Europe is serviced through European sales foodservice, where Fjord Seafood will work vis-à-vis both existing and new customers. Important customer groups are the catering chains, public institutions, airlines and hotels.

The industry department delivers fish to industrial customers in Europe, who use fish as raw materials for other production.

European Sales and Marketing
- European sales retail
- Belgian sales foodservice
- European sales foodservice
- European sales industry

Geographic spread of sales (turnover), external sales only

	Percentage
EU	83,55 %
Asia	9,75 %
Norway	3,50 %
Russia/Eastern Europe	2,36 %
Other regions	0,84 %
Total	100,00 %

Product types, product weight sold

	Percentage
Whole salmon (fresh and frozen)	41,99 %
Other value added products	15,45 %
Other seafood products (shrimps, trout)	14,76 %
Salmon fillets, portions loins etc	14,13 %
Flatfish and whitefish	13,67 %
Total	100,00 %




VALUES Embracing change

- We encourage learning and continuous improvement
- We have a pro-active approach to changes in our markets
- We are open to suggestions and new ideas

European Processing

The European Processing Division is led by Jo Dekeyzer (36) and conducts operations in several countries. The division produces the broad product portfolio that Fjord Seafood offers its customers in Europe.

Fresh and frozen elaborated seafood is produced in France, in particular in the companies Fjord Seafood Rolmer and Fjord Seafood Appéti'Marine. Fjord Seafood LMB is especially designed for salmon filleting and portioning.

Fjord Seafood Pieters in Belgium prepares products for retail and the food service market, for example fresh portion packages, ready-to-eat food and smoked salmon.

Fjord Seafood Sterk in the Netherlands is the company's specialist in coated products.

All of the companies use salmon from Fjord Seafood's own farming production in Norway or Scotland. White fish, from which several products are made, comes from Fjord Seafood's partners in Iceland. Various other species are bought in the European and Asian markets.

In addition to the processing companies mentioned, the division also includes Fjord Seafood Scotland. The company is engaged in farming of salmon plus simple processing and smoking.
The more advanced processes were moved to Belgium in 2003 so that the production could be as close as possible to the end customers, allowing greater flexibility, shorter delivery times and longer product shelf-life.

European Processing
- Fjord Seafood Pieters
- Fjord Seafood Sterk
- Fjord Seafood Appéti'Marine
- Fjord Seafood Rolmer
- Fjord Seafood LMB
- Fjord Seafood Scotland
- Icelandic operations

Production

Fjord Seafood Appéti'Marine:	Frozen fingerfood and ready meals
Fjord Seafood Rolmer:	Fresh fingerfood, starters and meals
Fjord Seafood LMB:	Fillets
Fjord Seafood Pieters:	Fresh and frozen food; portions, meals, meat components. Smoked salmon
Fjord Seafood Sterk:	Coated products
Fjord Seafood Scotland:	Farming, fillets, smokehouse

VALUES Delivering trust



- We operate our business in accordance with laws and regulations and show honesty and integrity in our work
- We show environmental responsibility and support a sustainable development for the environment and natural resources
- We have respect for the individual, different cultures and encourage people to voice their opinions

VALUES Having a fighting spirit







- We are positive, encouraging, cooperative and helpful towards each other
- We work with high energy and a smile
- We take initiative and do not give up

Americas and Norwegian Farming

Americas & Norwegian Farming
- Fjord Seafood USA
- Fjord Seafood Chile
- Fjord Seafood Norway

The Americas and Norwegian Farming Division comprises all operations in Chile and the USA, plus farming in Norway.

Chilean operations consist of integrated farming, processing and sales. The bulk of the production is sold in the USA through the American sales organisation Fjord Seafood USA. But there are also important markets in South America and Japan.

In addition to the sales organisation, Fjord Seafood also has its own farming and processing operations in the USA: the farming is done by the company Atlantic Salmon of Maine, whereas Ducktrap is engaged in smoking salmon, marketed under its own brand.

In Norway this division is engaged in producing smolt, ongrowing, slaughtering, packing and distribution. Norwegian production is sold through the division European Sales and Marketing.

The division is led by Øyvind Fylling-Jensen (47), head of the former Farming division.

Produced volume 2003

(Tons, living weight -growth)	2003	2002
Norway	35 246	37 758
Atlantic	33 892	35 288
Trout	1 354	2 471
Scotland**	6 709	6 310
Atlantic	6 709	6 310
Chile	34 984	23 359
Atlantic	30 099	19 906
Trout	1 351	1 718
Coho*	3 534	1 736
USA	2 276	7 036
Atlantic	2 276	7 036
Total	79 216	74 463
Atlantic	72 977	68 539
Trout	2 705	4 189
Coho	3 534	1 736

* Coho sold in 2003 were 1634 tons, 657 in Q1 and 977 in Q4

** Fjord Seafood Scotland is part of the European Processing Division after the new organisational structure was introduced March 1 2004.

From egg to consumer

Eggs are produced from Fjord Seafood's own broodstock. In our hatcheries the eggs develop to fry and later to smolt. In the smoltification process the fish leaves the freshwater stage and enter the seawater stage. When put into sea the fish weighs approx 80-100 grammes. The salmon continues to grow in the cages under close supervision, until it reaches slaughtering weight at approx 5 kg. Then the fish is transported to the slaughterhouse, for harvesting and processing, before being sold in the market.

Fjord Seafood's global activities:


Iceland: Processing
Norway: Farming and sales
UK: Farming and processing
Netherlands: Processing and sales
Belgium: Processing, sales and distribution
USA: Farming, smokehouse, sales and distribution
France: Processing and sales
Spain: Sales
Chile: Farming, processing and sales

118

Fjord Seafood,
Share Price Development 2000-2003

— Fjord Seafood, close daily

Share Price Development
Fjord Seafood vs OSE Consumer Staples

— Fjord Seafood, close daily
OSE Consumer Staples Total Return Index

Shareholder information

The share
The Fjord Seafood share (OSE:FJO) was floated on the Oslo Stock Exchange on 19 September 2000, categorised under Consumer Staples.

The highest quoted price in the course of 2003 was NOK 3,48, the lowest NOK 0,96 At the end of the year it was NOK 3,38, and the associated market value was NOK 1 605 390 000. Trading in the course of the year was NOK 2 187 682 000 on a volume of shares of 829 410 000.

Shareholder structure
At the end of the year 474 967 387 shares were registered in the company, held by 8 009 shareholders. Face value was NOK 1 per share.

The biggest overall shareholder was Domstein ASA with 18,62%, of which 11,25% via Domstein ASA and 7,37% via its wholly-owned subsidiary Enghav Holding AS.

Registered foreign shareholders numbered 165, with a combined holding of 5,38% of the shares.

In the course of the year, the share-holder structure in the company underwent major changes (see shareholder overview 2002 and 2003). SND Invest AS, the US companies Continental Enterprises Ltd, Contigroup Companies Inc. and Seaboard Corporation, as well as the Icelandic company Samherji HF, all with Board representation, sold their stakes.

In the light of this the Board of Fjord Seafood ASA convened an extraordinary general meeting on 28 January 2004, and a new Board was elected. The directors elected by the shareholders Rolf Domstein, Bent Fuglesang, Truls Holthe and Morten Frogner retained their seats, while Solveig Strand and Marianne E. Johnsen joined the Board as new members for the shareholders. Charles Fribourg and Robert Steer left the Board.

Capital increase
On 20 January 2003 Fjord Seafood signed a cooperation agreement with the Icelandic company Samherji HF, under which Samherji acquired 11,2 million shares (corresponding to 2,5%) of the shares in Fjord Seafood through a private placement of NOK 28 million. The shares were subscribed for on 17 January 2003 on the basis of a Board authorisation approved by the general meeting of Fjord Seafood 10 June 2002. The subscription price was NOK 2,50.

At the beginning of November, Fjord Seafood completed a private placement of 36 363 636 shares at NOK 2,75 each. The placement was directed at private and institutional investors and in all yielded a capital injection of NOK 97 million after transaction costs.

Own shares
Fjord Seafood did not change its holdings of its own shares in 2003, and had at the end of the year a holding of 596 400 shares.

Financial calendar 2004

-approved by the Board of Directors of Fjord Seafood ASA

19.02.2004:	Presentation of preliminary annual results 2003
07.05.2004:	Q1 presentation 2004
	Annual general meeting
20.08.2004:	Q2 presentation 2004
29.10.2004:	Q3 presentation 2004

Please note that the company holds the right to make changes if needed.

Shareholder statistics

Shareholding range	Number of owners	Number of shares	Percent
1-500	1 168	342 089	0,07 %
501-1000	951	842 068	0,18 %
1001-10000	3 618	17 188 201	3,62 %
10001-50000	1 599	40 242 677	8,47 %
50001-100000	328	25 979 073	5,47 %
100001 +	345	390 373 279	82,19 %
Total	8 009	474 967 387	100,00 %





IR contacts
The company's IR contacts are Information Manager Therese Rød and CFO Sverre Hærem. Quarterly and annual reports in Norwegian and English, and presentations held, are published on the company's web-pages.

General meeting
The annual general meeting for 2004 will be held on 7 May 2004.

Participation must be notified to the company by 12.00 on 4 May, to Information Manager Therese Rød, telephone 22 82 64 54 or by e-mail: therese.rod@no.fjordseafood.com.

The shareholders may attend in person or by personal proxy. A proxy may also be given to Chairman of the Board. Proxies should be sent to Fjord Seafood ASA attn. Therese Rød, Beddingen 8, 0250 Oslo, or by facsimile 22 82 64 51 before 12.00 on 4 May. If you have any questions, please contact Therese Rød on telephone 22 82 64 54.

The invitation and the agenda for the annual general meeting will be sent to all shareholders and will be published on www.fjordseafood.com.

Fjord Seafood ASA

– 20 largest shareholders

As of 31.12.2003:	Number of shares held	Ownership
Domstein ASA	53 418 164	11,25 %
Enghav Holding AS*	35 000 000	7,37 %
Odin Norge	24 248 150	5,11 %
Odin Norden	20 223 607	4,26 %
Institusjonen Fritt Ord	17 460 200	3,68 %
Umoe Invest AS	12 746 400	2,68 %
Firmament AS	8 500 000	1,79 %
Nordea Avkastning	6 805 478	1,43 %
Hjelde	6 500 000	1,37 %
Gjensidige Nor Sparebank ASA	6 410 000	1,35 %
Tine Pensjonskasse	5 121 000	1,08 %
Gambak	5 000 000	1,05 %
Nordea Vekst	5 000 000	1,05 %
Fondsfinans ASA	4 851 693	1,02 %
Vicama AS	4 372 500	0,92 %
Space AS	4 200 000	0,88 %
Verdipapirfondet Avanse Norge. Nor	3 887 200	0,82 %
Torgnes Akva AS	3 598 934	0,76 %
Torgnes Invest AS	3 333 551	0,70 %
Firstnordic Norge Vekst	3 164 267	0,67 %
Total 20 largest shareholders	**233 841 144**	**49,23 %**
Total other shareholders	241 126 243	50,77 %
Total number of share	474 967 387	100,00 %

*Enghav Holding AS is wholly owned by Domstein ASA

As of 31.12.2002:	Number of shares held	Ownership
Seaboard Corporation	88 398 881	20,68 %
Domstein ASA	53 418 164	12,50 %
Enghav Holding AS*	35 000 000	8,19 %
SND Invest AS	34 551 242	8,08 %
Odin Norge	17 149 563	4,01 %
Continental Enterprises Ltd	15 782 214	3,69 %
Odin Norden	14 350 457	3,36 %
Skagen Vekst	6 303 182	1,47 %
ContiGroup Companies Inc	5 950 000	1,39 %
Fondsfinans ASA	4 952 693	1,16 %
Sparebankenes Sikringsfond	4 876 417	1,14 %
Nordea Avkastning	4 790 333	1,12 %
DNB Markets, aksjehandel/analyse	4 708 505	1,10 %
Vital Forsikring ASA	4 394 867	1,03 %
Torgnes Akva AS	3 598 934	0,84 %
Verdipapirfondet Fondsfinans Aktiv	3 569 929	0,84 %
Verdipapirfondet Fondsfinans Aktiv II	3 583 151	0,84 %
Nordea Vest	3 449 333	0,81 %
Torgnes Invest AS	3 333 551	0,78 %
Mathisen & Lyng Rederi AS	3 333 333	0,78 %
Total 20 largest shareholders	**315 521 749**	**73,82 %**
Total other shareholders	111 882 002	26,18 %
Totalt number of share	427 403 751	100,00 %

*Enghav Holding AS is wholly owned by Domstein ASA

Corporate Governance in Fjord Seafood

Corporate Governance addresses the interaction between the shareholders, Board of Directors and management in a company and is an important tool in order to achieve the owners' confidence. Fjord Seafood has established a Corporate Governance policy which describes important steering principles.

1. Owner's rights
- Fjord Seafood will have one class of shares where one share has one voting right
- Fjord Seafood will not have any limitations on the transfer of shares between shareholders in its articles of association
- Fjord Seafood will announce the determined date of any General Assembly as soon as practically possible and call the meeting at least two weeks before the day of meeting
- Fjord Seafood will encourage the use of power of attorney in the General Assembly when the shareholder cannot meet in person
- When a share issue is carried out, the pre-emptive rights of existing shareholders will normally be complied with

2. Independence between shareholders, Board of Directors and Corporate Management
- In a situation where Fjord Seafood has one or a few dominating owners, the company will suggest at least two board members as independent of the dominating owners.
- Fjord Seafood requires all members of the Board of Directors and Corporate Management to disclose information to the company about major bindings towards any shareholders or other business connections of Fjord Seafood ASA or its subsidiaries. Fjord Seafood will disclose such information in the annual report
- Fjord Seafood will not suggest any personnel from Fjord Seafood ASA or its subsidiaries as a member of the Board of Directors, except for employees representatives
- The CEO will attend the board meetings of Fjord Seafood ASA, but does not have the right to vote
- The CEO will report to the Board of Directors as a body, not to any individual members of the Board of Directors

3. Election Committee and evaluation of board members
- Fjord Seafood will have an Election Committee elected by the General Assembly, where the members represent the specter of shareholders. This committee will propose board members, review the evaluation of the Board of Directors and propose compensation to the member of the Board of Directors and the Election Committee to the General Assembly
- Members of the committee will be elected for a limited period (normally two years) and will not be members of the Board of Directors

4. Policy on compensation to Board of Directors and Corporate Management
- Remuneration to the members of the Board of Directors will consist of a fixed amount and be the same for all members. The exception is the Chairman of the Board, who might have a higher remuneration
- Fjord Seafood will remunerate its employees based on performance and results. Special agreements with individual employees will have to be authorized by higher authority in Fjord Seafood before agreed on
- All bonus agreements will include a cap on the bonus
- All members of the Board of Directors should know the employment contract of the CEO
- If Fjord Seafood ASA or its subsidiaries buy services from members of the Board, this will be authorized by the Board of Directors prior to agreement. Fjord Seafood will not engage lawyers/advisors that represent major shareholders of the company

5. Work instructions for the Board of Directors
- The Board of Directors of Fjord Seafood ASA issues written instructions for the work of the Board of Directors
- The Board of Directors will evaluate their work annually and report this evaluation to the Election Committee

6. Overall requirements to internal control within Fjord Seafood
- The Board of Directors is responsible to ensure Fjord Seafood has a proper and sufficient internal control. The CEO is responsible for establishing and maintaining internal control
- Representatives of Fjord Seafood ASA and its subsidiaries should not have any undisclosed family connection or financial or other type of binding towards the other party when making agreements on behalf of the company
- All agreements and decisions that might have a legally binding influence on Fjord Seafood ASA or its subsidiaries shall in general be made in writing, and documentation should be kept for 10 years

7. Cooperation with, and the use of services from the elected auditor
- Fjord Seafood will adopt an open and professional relationship with the elected auditor
- Fjord Seafood will not buy other services than audit services (and assistance related to accounting issues and taxation) from the elected auditor
- The elected auditor will meet with the Board of Directors at least once a year, and in general attend the General Assembly of Fjord Seafood ASA
- Fjord Seafood will evaluate the auditor's performance on a continuous basis and at a minimum Fjord Seafood will aim to change audit firm, or at least audit team, every seventh year

8. Fjord Seafood's information policy
- Fjord Seafood's information policy will aim to provide correct, clear, relevant and timely information to the shareholders and other stakeholders
- Main elements of the information policy is to have one responsible person coordinating all information, use the information system at Oslo Stock Exchange, and use the WEB-site of Fjord Seafood to distribute information
- Fjord Seafood will have a plan for information handling in emergency situations to handle enquiries from media and other interest groups

Fjord Seafood ´s offices

Fjord Seafood ASA
Beddingen 8
0250 Oslo, Norway
Tel: +47 22 82 64 50
Fax: +47 22 82 64 51

Fjord Seafood Pieters
Kolvestraat 4
8000 Brugge, Belgium
Tel: +32 50 45 85 85
Fax: +32 50 45 85 86

Fjord Seafood Norway
Toftsundet
8900 Brønnøysund, Norway
Tel: +47 75 00 65 00
Fax: +47 75 00 65 01

Fjord Seafood Chile
Ruta 226, Km 8
Camino El Tepual
Puerto Montt, Chile
Tel: +56 65 287 700
Fax: +56 65 256 647

Fjord Seafood USA
8550 NW 17 Street
Suite 105
Miami, Florida 33126, USA
Tel: +1 (305) 591-8550
Fax: +1 (305) 591-8599

Fjord Seafood Scotland
1 Marybank Industrial Estate
Stornorway, Isle of Lewis
HS2 0DB, Scotland
Tel: +44 1851 707 600
Fax: +44 1851 707 611

Fjord Seafood Sterk
P.O. Box 13
8530 Lemmer, The Netherlands
Tel: +31 514 568 600
Fax: +31 514 565 299

Fjord Seafood Spain
C/ La masó, 1, 2º B, Esc. 1
28034 Madrid, Spain
Tel: +34 91 735 52 08
Fax: +34 91 735 52 17

Fjord Seafood Appéti 'Marine
Avenue de la Gironde
Z.I. Petite-Synthe
59640 Dunkerque, France
Tel: +33 3 28 58 79 79
Fax: +33 3 28 58 79 78

Fjord Seafood Rolmer
Rue des Quatre Vents
85300 Challans, France
Tel: +33 2 51 49 13 81
Fax: +33 2 51 35 15 01

Fjord Seafood LMB
Rue Marengo 1
62200 Boulougne sur Mer, France
Tel: +33 3 21 10 67 67
Fax: +33 3 21 30 92 22

Fjord Seafood ´s annual report is originally published in Norwegian.

Photo:
Eva Brænd, page 13 and 47
Olav Hegga, page 4, 13 and 47
Steinar Johansen, page 13 and 50
EFF/Morten Brun, page 6 and 49. EFF/Tomoko Sado, page 5
EFF/Aina Hole, page 4. EFF/Tom Haga, page 6 and 53
EFF/Bård Gudim, page 7. EFF/Takashi Okuzumu, page 7 and 57
EFF/Marit Hommedal, page 47
Translation: Apropos Translatørbyrå AS
Advisory, design and production: Signatur grafisk kommunikasjonsbyrå AS

A leading, integrated, global supplier of value added seafood, through continuous focus on customers' and consumers' needs, quality, innovation and environmental responsibility

Appendix IV Resolution with respect to the Share Issue

At the EGM held on 8 March 2005, the following resolution was made:

Private placement

a) The share capital is to be increased by NOK 105,400,000 through the issue of 105,400,000 shares.

b) The face value of the shares shall be NOK 1.

c) The shares are to be subscribed to by selected professional investors who have entered into a special subscription agreement with the company. The pre-emptive rights of existing shareholders will be derogated from.

d) NOK 3.05 shall be paid for each share. Payments are to be made in cash.

e) The shares are to be subscribed for at the EGM by signing the minutes.

f) Payment of the shares shall be made approximately on March 9 2005.

g) The new shares are entitled to dividend rights from the accounting year 2004 onwards. Otherwise the new shares will have rights in the company from the registration date of the increase in capital.

h) § 4 of the Articles of Association is to be changed to: "The share capital amounts to NOK 580,998,081, divided between 580,998,081 shares at a face value of NOK 1 per share."

Public offering / Rights issue

a) Share capital is to be increased by a minimum of NOK 1 and a maximum of NOK 20,000,000 through the issue of at least 1 and maximum 20,000,000 shares.

b) The face value of the shares shall be NOK 1.

c) The company's shareholders as of 18 February 2005, who did not apply for shares in the private placement described in item 5, will receive subscription rights based on the subscriber's proportionate shareholding as of 18. February 2005. The subscription rights shall be tradable and shall be registered in the company's subscription rights register with the Norwegian Central Securities Depositary (Verdipapirsentralen), cf Section 10-6 of the Norwegian Public Limited Companies Act.

d) One subscription right will give the right to be allotted one new share. Oversubscription and subscription by investors not having rights is permitted. In case of oversubscription, allocation will be made pro rata based on rights held. The Board can carry out appropriate rounding off that appears sensible.

e) NOK 3.05 shall be paid for each share. Payments are to be made in cash.

f) Shares are to be subscribed to on a separate subscription form.

g) The subscription period is from 11 March 2005 to 29 March 2005 at 4:30 pm, both days inclusive.

h) Payment of the shares shall be made approximately 7 April 2005.

i) The new shares are entitled to dividend rights for the accounting year 2004. Otherwise the new shares will have rights in the company from the registration date of the increase in capital.

j) The completion of the share issue is conditional on the completion of the private placement described in 5 above.

k) § 4 of the Articles of Association is to be changed so that it reflects the company's share capital and the number of shares after the share issue.

Appendix V Legal structure


Fjord Seafood ASA
Associated companies and other shares
Salmoamerica Corp. Panama
Aquamerica Int. Holding S.A. Panama
Panamerica Int. Holding S.A. Panama
Salmones Americanos Ltda Chile 50%
50%
Cultivadora de Salmones Linao Ltd, Chile 99.7%
0.3%
Fjord Seafood Chile S.A 99.96%
Salmones Tecmar S.A 99.9%
Salmones Lican Ltda 99.38%
0.4%
Fjord Seafood Norway AS
Fjord Seafood Spain S.L. Spain
Fjord Forsoksstasjon Helgeland AS 51.1%
Pieters Holding AS Norway 99.9%
Fjord Seafood Services NV Belgium
Fjord Seafood Pieters NV Belgium
Belisco Ehf Iceland
Fjord Seafood Appel' Marine SA France
Fjord Seafood Sterk BV
CC SCI
Fjord Seafood Sterk BV
Breskens BV Holland
Gebr Sterk Holding BV
Gebr Sterk Beheer BV
Fjord Seafood Sterk BV
Sterk Specials BV
Pieters UK Ltd UK
Fjord Seafood Scotland Ltd UK
Minamurra Ltd
Fjord Seafood Scotland Farming Ltd
Fjord Seafood USA Holding LLC
Ducktrap River Fish Farm LLC
Fjord Seafood USA LLC

Appendix VI Subscription form

Fjord Seafood ASA
Subsequent Issue March 2005

SUBSCRIPTION FORM
For information regarding the share issue in Fjord Seafood ASA (the "Company") and corresponding terms for subscription, allotment and other information, reference is made to the corresponding prospectus dated 8 March 2005 (including appendices) issued in connection with the share issue. In addition, such information may be obtained by contacting the Company. Subscription of new shares may take place **from and including 11 March 2005 through 29 March 2005**, at: ABG Sundal Collier Norge ASA, P.O. Box 1444 Vika, 0115 Oslo, Norway. Fax: + 47 22 01 60 62 (the "Manager"). The completed subscription sorm must be received by the Manager no later than 29 March 2005 at 16.30 CET. The Company and the Manager reserve the right to disregard subscription forms received after this deadline.

Norwegian subscribers can recieve information and subscribe on the following Internet pages: www.fjordseafood.com and www.abgsc.no.

Guidelines for the subscriber:
Holders of common shares in the Company as of record (i.e., registered in the Norwegian Central Securities Depositary – the VPS) at the close of business on 18 February 2005 will receive 0.05 rights to subscribe for new shares for each share held as of such date, each right entitling the shareholder to subscribe for one share in the Company. However, such subscription right does not extend to shareholders who subscribed for shares in the private placement of 105,400,000 shares that was completed on 18 February 2005, or their respective affiliates. Fraction of Subscription Rights will not be distributed, and the number of subscription rights will be rounded down to the nearest whole number. The subscription rights are transferable, and will be listed on Oslo Børs in the subscription period with ticker FJOT. The Subscription Rights are registered with the VPS under the International Securities Identification Number (ISIN) NO 0010262967. Subscribers may subscribe for more shares than their subscription rights entitle them to (oversubscription is permitted). The subscription price is NOK 3.05 per share.

By subscribing, the subscriber grants the Manager an irrevocable, specific (one-time) authorisation to debit the allotted subscription amount in NOK from the bank account designated by the subscriber. The allotment of shares will take place on or about 4 April 2005, and the debiting of the account will take place shortly thereafter without any further written notice. In the event that there are not sufficient funds in the account, the Company reserves the right, in accordance with the Public Limited Companies Act section 10-12 and section 2-13, to cancel the application and delete or re-allot the allocated shares. Any delayed payment will accrue an interest of 8.75 percent p.a. The Manager reserves the right to make up to three debits within 30 April 2005 if there are insufficient funds on the account on the debiting date.

If the subscriber has not got a Norwegian bank account, he must contact the Manager.

SPESIFICATION OF THE SUBSCRIPTION

Subscriber's VPS-account no.	No. of subscription rights	Subscribes for (number of shares)	(For official use: Serial no.)
		Subscription price per share NOK 3.05 =	Total amount to be paid NOK

One-time authorisation for debiting account (must be filled in):

I/we hereby grants an irrevocable, one-time authorisation to the Manager to debit my/our Norwegian bank account for the alloted amount (the countervalue in NOK of: number of alloted shares * NOK 3.05)

Bank account (11 digits)

The subscriber confirms that neither it nor any of its affiliates participated in the Private Placement that Fjord Seafood ASA completed on 18 February 2005

Place and date of subscription. Must be dated within the Subscription Period.

Binding signature. The subscriber must be of age. When signed per procura, documentation in the form of company certificate or power of attorney must be enclosed.

DETAILS RE SUBSCRIBER (REQUIRED INFORMATION)

	PLEASE NOTIFY THE REGISTRAR OF ANY CHANGES
Subscriber's VPS account no.	
Subscriber's first name	
Subscriber's surname/firm etc.	
Street address etc. (private subscribers: home address)	
Postal code and area	
Date of birth and national ID number	
Dividends to be credited to bank account (11 digits)	
Nationality	
Telephone (at day time)/Telefax/e-mail	

Appendix VII Tegningsblankett

Fjord Seafood ASA

Etterfølgende emisjon mars 2005

Tegningsblankett

For informasjon i forbindelse med kapitalutvidelsen i Fjord Seafood ASA ("Selskapet") og relaterte vilkår for tegning, tildeling og annen informasjon, vennligst se prospekt datert 8. mars 2005 (inkludert vedlegg) utarbeidet i forbindelse med kapitalutvidelsen. I tillegg kan slik informasjon fås ved å kontakte Selskapet. Tegning av nye aksjer kan finne sted **fra og med 11. mars 2005 til og med 29. mars 2005**; hos ABG Sundal Collier Norge ASA, Postboks 1444 Vika, 0115 Oslo, Norge. Faks: + 47 22 01 60 62 ("Tilretteleggeren"). Fullstendig utfylt tegningsblankett må være Tilretteleggeren i hende innen 29. mars 2005 klokken 16.30 norsk tid. Selskapet og Tilretteleggeren forbeholder seg retten til ikke å ta hensyn til tegningsblanketter mottatt etter dette tidspunkt.

Norske tegnere kan hente informasjon og tegne på følgende Internetsider: www.fjordseafood.com og www.abgsc.no.

Retningslinjer for tegneren:

Eiere av ordinære aksjer i Selskapet (registrert i VPS) ved børsslutt den 18. februar 2005 vil motta 0,05 tegningsretter per aksje eiet på denne dato. Èn tegningsrett gir rett til tegne èn ny aksje i Selskapet. Tegningsretten gjelder ikke for aksjonærer som tegnet seg i den rettede emisjonen på 105.400.000 aksjer som ble gjennomført den 18. februar 2005 og deres respektive tilknyttede selskaper. Kun hele tegningsretter kommer til å bli distribuert, og avrunding skjer ned til nærmeste hele tegningsrett. Tegningsretten er omsettelig, og vil være notert på Oslo Børs i tegningsperioden med ticker kode FJOT. Rettene er registrert i VPS med ISIN nummer NO 0010262967. Det er anledning til å tegne flere aksjer enn det man har tegningsretter til (overtegning tillatt). Tegningskursen er NOK 3,05 per aksje.

Ved å tegne aksjer gir tegneren Tilretteleggeren en ugjenkallelig engangsfullmakt til å debitere den bankkonto som er angitt av tegneren for hele det tildelte tegningsbeløp. Melding om tildeling vil bli sendt ut på eller omkring 4. april 2005, og debiteringen vil skje straks etter, uten at noen ytterligere skriftlig beskjed vil bli gitt. Dersom det ikke er dekning på tegnerens bankkonto for det tildelte beløp, forbeholder Selskapet seg retten til, i henhold til allmennaksjelovens § 10-12 og 2-13, å annulere tegningen og tildele de tegnede aksjer til andre eller slette aksjene. Ved forsinket betaling vil det påløpe en rente på 8,75 % p.a. Tilretteleggeren reserverer retten til å gjøre opp til tre forsøk innen 30. april 2005 på å debitere tegnerens konto for det tilfellet det mangler dekning på tegnerens konto på dato for debitering.

Hvis tegneren ikke har norsk bankkonto, må Tilrettelegger kontaktes.

SPESIFISERING AV TEGNINGEN

Tegnerens VPS-konto nummer	Antall tegningsretter	Tegner for (antall aksjer)	(For megler: Løpenr.)
		Tegningskurs per aksje	**Totalt beløp som skal betales**
		NOK 3,05 =	NOK

Engangs fullmakt til å debitere bankkonto (må fylles inn):

Jeg/vi gir herved en engangsfullmakt til Tilretteleggeren
til å debitere min/vår norske bankkonto for det tildelte beløp ______________________
(tilsvarende i NOK: antall tildelte aksjer * NOK 3.05) **Bankkonto (11 siffer)**

Tegneren bekrefter at hverken han/hun eller noen tilknyttede selskaper deltok i den Rettede Emisjonen som ble gjennomført av Fjord Seafood ASA den 18. februar 2005

Sted og dato for tegning (Må være datert innenfor tegningsperioden.)	Bindende signatur. Tegneren må være myndig. (Når signert per prokura, må dokumentasjon i form av firmaattest eller eller signert fullmakt være vedlagt.)

INFORMASJON OM TEGNEREN (OBLIGATORISK INFORMASJON)

Tegners VPS kontonummer.	**VENNLIGST GI BESKJED TIL VPS-KONTOFØRER OM ENDRINGER**
Tegners fornavn	
Tegners etternavn/Firmanavn etc.	
Gateadresse (private tegnere: hjemmeadresse)	
Postkode og sted	
Fødselsdato og personnummer	
Utbytte skal krediteres følgende bankkonto (11 siffer)	
Nasjonalitet	
Telefon (dagtid)/Telefaks/e-post	




FJORD SEAFOOD
Excellence in seafood

Fjord Seafood ASA
Beddingen 8
N-0250 Oslo
Norway
Tel: +47 22 82 64 50
Fax: +47 22 82 64 51

ABG Sundal Collier
Munkedamsvn. 45D
Postboks 1444 Vika
0115 Oslo
Norway
Tel: +47 22 01 60 00
Fax: +47 22 01 60 62

ABG Sundal Collier
Rådhusgt. 4
5014 Bergen
Norway

Tel: +47 55 21 60 00
Fax: +47 55 21 60 65

www.kursiv.no